As filed with the Securities and Exchange Commission on July 14, 2003

Registration No. 333-106693

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lionbridge Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7389	04-3398462
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

950 Winter Street, Suite 2410

Waltham, Massachusetts 02451

(781) 434-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

RORY J. COWAN

Chief Executive Officer

Lionbridge Technologies, Inc.

950 Winter Street, Suite 2410

Waltham, Massachusetts 02451

(781) 434-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to agent for service, should be sent to:

MARGARET A. SHUKUR, ESQ.

Lionbridge Technologies, Inc.

950 Winter Street, Suite 2410

Waltham, Massachusetts 02451

(781) 434-6000

Copies to:

KENNETH J. GORDON, ESQ.	ALEXANDER G. SIMPSON, ESQ.
Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110 (617) 248-7000	King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion—July 14, 2003

7,000,000 Shares

Lionbridge Technologies, Inc.

Common Stock

We are offering 7,000,000 shares of our common stock.

Our shares of common stock are listed on the Nasdaq National Market under the symbol “LIOX.” The last reported sales price of our common stock on the Nasdaq National Market on July 11, 2003 was $5.20 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 to read about factors and material risks that you should consider before buying our shares of common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We and some of our existing stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,050,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any. In the event that the underwriters exercise their over-allotment option, we will not receive any of the net proceeds from any shares sold by the selling stockholders.

We expect that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2003.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                     , 2003

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”

Lionbridge

Lionbridge is a leading provider of outsourced globalization and testing services that enable clients to develop, release, manage and maintain their technology applications and enterprise content globally. Globalization is the process of adapting content and products to meet the language and cultural requirements of users throughout the world. Testing is the process of ensuring the quality, interoperability, usability and performance of clients’ software, hardware, Web sites and content. Testing also includes product certification and competitive analysis. Lionbridge offers its testing services under the VeriTest brand. Lionbridge serves global businesses primarily in the technology, consumer, retail, industrial, financial services, life sciences and manufacturing industries and provides the following core benefits to clients:

Integrated Full-Service Offering.    Lionbridge serves as an outsource partner throughout a client’s product and content lifecycle from development and globalization to testing and maintenance. Clients rely on Lionbridge’s globalization services to develop, release and maintain their global technology applications and to deliver multilingual content to their clients, partners and employees throughout the world. Lionbridge’s testing services enable clients to achieve superior product quality and reduce downstream support costs, while its product certification and competitive analysis testing services confirm that software and hardware vendors’ applications meet industry-defined standards for quality and compatibility, and deliver measurable performance against competitive offerings. This unified suite of solutions allows Lionbridge to serve as its clients’ single outsource provider for developing, releasing, testing and maintaining multilingual technology and content across global end markets. By outsourcing to a large-scale globalization provider, organizations can focus on their core competencies, drive process improvements and speed the process of communicating large amounts of data throughout their global organization.

Established Global Presence.    Lionbridge operates globalization and testing service centers in nine countries on four continents. Lionbridge leverages its global resources and proven program management capabilities to provide client delivery teams that have the optimal technical, linguistic and industry expertise and skills to meet each client’s specific needs. Lionbridge’s global infrastructure enables Lionbridge to meet its clients’ budgetary and geographic needs and deliver high-value, cost-effective globalization and testing services.

Proven Program Management Methodologies.    At the center of all Lionbridge services are its company-wide methodologies that provide a systematic, specific approach for the delivery of globalization and testing projects. This approach enables Lionbridge to establish accountability, communications and processes throughout a client project to ensure high quality, reliability and consistency across all Lionbridge production sites. They also increase Lionbridge’s productivity and provide a baseline for continuous process improvement and the transfer of knowledge and expertise within the Lionbridge organization.

Lionbridge’s goal is to be the leading provider of integrated globalization and testing services. The following are key elements of our strategy:

•	leverage our service offerings to new and existing clients;

•	continue to anticipate changing client needs;

•	provide content globalization services to more clients;

•	expand strategic relationships; and

•	continue strategic acquisitions.

Founded in 1996, Lionbridge is incorporated in Delaware. Its principal executive offices are located at 950 Winter Street, Suite 2410, Waltham, Massachusetts 02451, its telephone number is (781) 434-6000, and its Web site is www.lionbridge.com.

The Offering

Common stock offered by Lionbridge	7,000,000 shares

Common stock to be outstanding after this offering	39,896,203 shares

Use of proceeds	We intend to use the net proceeds from this offering for repayment of debt, working capital, potential acquisitions and other general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market Symbol	“LIOX”

This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes us as we currently expect to exist at the time of this offering. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

In addition to the 39,896,203 shares of common stock expected to be outstanding after this offering, as of the closing of this offering and based upon the number of shares issued and options and warrants granted as of June 30, 2003, we had additional shares of common stock available for issuance under the following plans and arrangements:

•	7,624,560 shares issuable under our stock option and stock purchase plans, consisting of:

•	5,770,563 shares underlying options outstanding at a weighted average exercise price of $3.40 per share, of which 2,746,622 shares were exercisable; and

•	1,853,997 shares available for future issuance under our stock option and stock purchase plans.

•	244,131 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.18 per share, of which 85,966 shares were exercisable.

The terms “Lionbridge,” “we,” “our” and “us” refer to Lionbridge Technologies, Inc. and its subsidiaries unless the context suggests otherwise.

“Lionbridge” and “VeriTest” are registered trademarks of Lionbridge Technologies, Inc. The Lionbridge logo, “lionbridge.com,” “Rapid Globalization Methodology,” “Lionbridge Globalization Platform,” “Structured Testing Methodology,” “RGM,” “LGP” and “STM” are trademarks of Lionbridge.

SUMMARY CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The summary consolidated financial data as of March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 are derived from the unaudited consolidated financial statements that appear in this prospectus. The summary consolidated financial data for the years ended December 31, 2002, 2001 and 2000 are derived from the audited consolidated financial statements that appear in this prospectus. The historical results presented are not necessarily indicative of future results.

You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes.

	Quarter Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Consolidated Statement of Operations Data:
Revenue	$30,851	$24,890	$118,319	$101,204	$115,149
Cost of revenue	18,959	15,391	71,272	63,123	72,746

Gross profit	11,892	9,499	47,047	38,081	42,403

Operating expenses:
Sales and marketing	2,816	2,440	11,600	11,342	11,384
General and administrative	7,773	7,298	32,423	34,382	33,143
Research and development	202	418	1,194	2,297	2,518
Amortization of acquisition-related intangible assets	115	182	528	6,651	6,503
Merger, restructuring and other charges	—	—	—	2,853	4,266
Stock-based compensation	156	225	851	565	799

Total operating expenses	11,062	10,563	46,596	58,090	58,613

Profit (loss) from operations	830	(1,064)	451	(20,009)	(16,210)
Interest expense:
Interest on outstanding debt	761	718	3,154	2,326	2,523
Accretion of discount on debt	153	152	610	839	212
Other expense, net	42	206	1,534	838	714

Loss before income taxes	(126)	(2,140)	(4,847)	(24,012)	(19,659)
Provision for (benefit from) income taxes	103	(255)	(62)	439	616

Net loss	(229)	(1,885)	(4,785)	(24,451)	(20,275)
Accrued dividends on preferred stock	—	—	—	—	3,574

Net loss attributable to common stockholders	$(229)	$(1,885)	$(4,785)	$(24,451)	$(23,849)

Basic and diluted net loss per share attributable to common stockholders	$(0.01)	$(0.06)	$(0.15)	$(0.83)	$(0.96)
Shares used in computing basic and diluted net loss per share attributable to common stockholders	31,715	31,521	31,632	29,528	24,871

	March 31, 2003
	(unaudited)
	Actual	As Adjusted (1)
Balance Sheet Data:
Cash and cash equivalents	$8,225	$23,140
Working capital	7,578	22,762
Total assets	56,836	71,437
Short-term debt and current portion of long-term debt	2,086	86
Long-term debt, less current portion and net of discounts	25,104	10,759
Stockholders’ equity	1,581	33,109

(1)	The as adjusted column gives effect upon the closing of this offering to the sale of 8,050,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and application of the estimated net proceeds.

RISK FACTORS

You should carefully consider the following risks before investing in our common stock. These are not the only risks that we may face. If any of the events referred to below actually occurs, our business, financial condition, liquidity and results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus and in the documents we incorporate by reference into this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

Potential fluctuations in Lionbridge’s quarterly results make financial forecasting difficult and could affect its common stock trading price.

As a result of fluctuations in Lionbridge’s revenues tied to foreign currency fluctuations, its clients’ release cycles, the three- to nine-month length of its typical sales cycle, historical growth, acquisitions, the emerging nature of the markets in which it competes, global economic conditions and other factors outside its control, Lionbridge believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful. You should not rely on the results of any one quarter as an indication of Lionbridge’s future performance. Lionbridge may not experience revenue increases in future years comparable to the revenue increases in some prior years. There have been quarters in the past in which Lionbridge’s results of operations have fallen below the expectations of securities analysts and investors and this may occur in the future. If in a future quarter Lionbridge’s results of operations were to fall below the expectations of securities analysts and investors, the trading price of its common stock would likely decline.

Lionbridge’s revenue and results of operations could be negatively affected by the delay of its clients’ product releases and production schedules or the loss of a major client.

A significant portion of Lionbridge’s revenue is linked to the product release cycles and production schedules of its clients, and to certain key clients. As a result, Lionbridge performs varying amounts of work for specific clients from year to year based on their product release cycles and production schedules. A major client in one year may not have use for a similar level of Lionbridge’s services in another year. In addition, Lionbridge derives a significant portion of its revenues from large projects and programs for a limited number of clients. In 2002, Lionbridge’s largest client accounted for approximately 21% of its revenue and its five largest clients accounted for approximately 39% of its revenue. As a result, the loss of any major client or a significant reduction in a large project’s scope could materially reduce Lionbridge’s revenue and cash flow, and adversely affect its ability to achieve and maintain profitability.

Lionbridge has an accumulated deficit, is not currently profitable and may incur future losses.

Lionbridge has incurred substantial losses since it was founded, and may continue to incur substantial losses for the foreseeable future. Lionbridge has an accumulated deficit of $108.8 million as of March 31, 2003 and a net loss of $229,000 in the three months ended March 31, 2003, and a net loss of $4.8 million for the year ended December 31, 2002. Lionbridge intends to continue to invest in internal expansion, infrastructure, select acquisitions and its sales and marketing efforts. Lionbridge cannot assure you when it will operate profitably, if ever.

Lionbridge’s results of operations could be negatively affected by potential fluctuations in foreign currency exchange rates.

Lionbridge conducts a large portion of its business in international markets. Although a majority of Lionbridge’s contracts with clients are denominated in U.S. dollars, 47% and 49% of its costs and expenses for the three months ended March 31, 2003 and for the year ended December 31, 2002, respectively, were denominated in foreign currencies. In addition, 38% of its assets were recorded in foreign currencies as of both March 31, 2003 and December 31, 2002 while 17% and 23% of its liabilities were recorded in foreign currencies as of March 31, 2003 and December 31, 2002, respectively. The principal foreign currencies applicable to our business are the Euro and the Yen. As a result, Lionbridge is exposed to foreign currency exchange fluctuations. Lionbridge has not historically tried to reduce its exposure to exchange rate fluctuations by using hedging transactions. Recently, the U.S. dollar has been volatile relative to foreign currencies, particularly the Euro and the Yen. Therefore, Lionbridge has experienced exchange rate losses as a result of fluctuations in non-U.S. dollar denominated assets and liabilities and changes in revenue and expense mix in various subsidiaries operating in non-U.S. dollar denominated functional currencies. If Lionbridge is unsuccessful in reducing foreign currency exchange rate risk, Lionbridge may experience additional foreign currency fluctuations which may significantly harm its revenue, cash flow and results of operations, as well as Lionbridge’s ability to achieve and maintain profitability as it continues to grow its business.

If Lionbridge’s losses continue, it may need to raise additional capital. If Lionbridge is unable to do so, or does so on unfavorable terms, the value of your investment in its stock may decline.

If Lionbridge’s cash losses continue, it may be unable to pay its expenses unless it raises additional capital. If Lionbridge needs to raise additional capital but is unable to do so, it may not be able to continue as a going concern. If Lionbridge needs to raise additional capital but is able to do so only on unfavorable terms, the value of your investment in its stock may decline.

Uncertainty in the technology market could affect Lionbridge’s ability to achieve operating plans.

A substantial portion of Lionbridge’s revenue is derived from technology companies. Many technology companies have experienced severe slowdowns in their businesses and operations beginning in 2001 and continuing during 2002 and the first half of 2003, and may continue to experience these slowdowns in the future. A continued slowdown in the technology market may have a negative impact on Lionbridge’s ability to achieve its operating plans.

Lionbridge’s goodwill and other intangible assets represent a significant portion of its assets; amortization of its intangible assets will adversely impact its net income, and Lionbridge may never realize the full value of its goodwill and other intangible assets.

Lionbridge’s acquisitions have resulted in the creation of significant goodwill and other intangible assets. Intangible assets (other than goodwill) are generally amortized over five-year periods. Goodwill is not amortized, but is subject to an impairment test, with any excess goodwill carrying value written off in the period of determination. Lionbridge assesses its goodwill for impairment on an annual basis and whenever events and circumstances indicate that goodwill may be impaired. At March 31, 2003, Lionbridge had goodwill and other acquisition-related intangible assets of approximately $15.4 million, net of accumulated amortization, which represented approximately 27.2% of its total assets. Lionbridge will continue to incur non-cash charges in connection with the amortization of its intangible assets, other than goodwill, over their remaining respective useful lives.

In the future, as events or changes in circumstances indicate that the carrying amount of its goodwill and other intangible assets may not be recoverable, Lionbridge will evaluate the carrying value of its intangible assets and may take a charge to its earnings. Any future determination requiring the write-off of a significant portion of unamortized goodwill and other intangible assets could adversely affect Lionbridge’s ability to achieve and maintain profitability.

Lionbridge’s business may be harmed by defects or errors in the services it provides to its clients.

Many of the services Lionbridge provides are critical to its clients’ businesses. Lionbridge maintains general liability insurance, including coverage for errors and omissions. Defects or errors in the services it provides could result in delayed or lost client revenue, adverse reaction to its clients from their end users and, ultimately, toward Lionbridge, claims against Lionbridge, negative publicity and additional costs to correct errors or defects. Lionbridge cannot assure you that its general liability and errors and omissions insurance coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claims.

If Lionbridge fails to attract and retain professional staff, its ability to complete its projects and obtain new projects could suffer.

Lionbridge’s potential failure to attract and retain qualified employees could impair its ability to complete existing projects and bid for or obtain new projects and, as a result, could have a material adverse effect on its business and revenue. Lionbridge’s ability to grow and increase its market share largely depends on its ability to hire, train, retain and manage highly skilled employees, including project managers and technical, sales and marketing personnel. In addition, Lionbridge must make sure its employees maintain their technical expertise and business skills. Lionbridge cannot assure you that it will be able to attract a sufficient number of qualified employees or that it will successfully train and manage the employees it hires to allow Lionbridge to carry out its operating plan.

Lionbridge may be unable to continue to grow at its historical growth rates or to manage its growth effectively.

Growth is a key component of increasing the value of Lionbridge. Since its inception, Lionbridge’s business has grown significantly and it anticipates additional future growth. This growth places a significant demand on management and operational resources. In order to manage growth effectively, Lionbridge must continue to evolve its operational systems. This additional growth may further strain Lionbridge’s management and operational resources. Lionbridge’s growth could also be adversely affected by many other factors, including economic downturns. As a result of these concerns, Lionbridge cannot be sure that it will continue to grow, or, if it does grow, that it will be able to maintain its overall historical growth rate.

Difficulties presented by international economic, political, legal, health, accounting and business factors could negatively affect Lionbridge’s business in international markets.

A large component of Lionbridge’s operations is its ability to conduct business in international markets. As a result, Lionbridge’s business is subject to political and economic fluctuations in various countries. In addition, as Lionbridge continues to employ and retain personnel throughout the world and apply varying employment laws, it may face difficulties in integrating such personnel on a cost-efficient basis. To date, Lionbridge has been able to successfully staff its international operations, but if Lionbridge continues to expand its operations, it may become more difficult to manage its business. Lionbridge conducts business and has operations and clients throughout the world. Lionbridge’s and its clients’ ability to conduct business may also be affected by wars, political unrest, terrorism or the impact of diseases such as SARS. If Lionbridge fails to manage these operations successfully, its ability to service its clients and grow its business will be seriously impeded.

Lionbridge may have difficulty in identifying and competing for acquisition opportunities.

Lionbridge’s business strategy includes the pursuit of strategic acquisitions. In particular, Lionbridge is exploring opportunities to outsource to, or execute through a potential direct operation, some of its work into India. Lionbridge has engaged in discussions with third parties concerning potential acquisitions of niche expertise, businesses and operations. Lionbridge currently does not have commitments or agreements with respect to any of these acquisitions. In executing its acquisition strategy, Lionbridge may be unable to identify suitable acquisition candidates. In addition, Lionbridge can expect to face competition from other companies for acquisition candidates, making it more difficult to acquire suitable companies on favorable terms.

Pursuing and completing potential acquisitions could divert management attention and financial resources and may not produce the desired business results.

As part of its growth strategy, Lionbridge intends to continue pursuing and making selected acquisitions of complementary businesses. Lionbridge does not have specific personnel dedicated solely to pursuing and making acquisitions. As a result, if Lionbridge pursues any acquisition, its management, in addition to their operational responsibilities, could spend a significant amount of time and management and financial resources to pursue and integrate the acquired business with its existing business. To pay for an acquisition, Lionbridge might use capital stock, cash or a combination of both. Alternatively, Lionbridge may borrow money from a bank or other lender. If it uses capital stock, Lionbridge’s stockholders will experience dilution. If it uses cash or debt financing, Lionbridge’s financial liquidity may be reduced. In addition, from an accounting perspective, an acquisition may involve amortization of significant amounts of other intangible assets that could adversely affect Lionbridge’s ability to achieve and maintain profitability.

Despite the investment of these management and financial resources, and completion of due diligence with respect to these efforts, an acquisition may not produce the revenue, earnings or business synergies that Lionbridge anticipated, and an acquired service or technology may not perform as expected for a variety of reasons, including:

•	difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

•	failure of acquired technologies and services to perform as expected;

•	risks of entering markets in which Lionbridge has no, or limited, prior experience;

•	expenses of any undisclosed or potential legal liabilities of the acquired company;

•	the applicability of rules and regulations that might restrict Lionbridge’s ability to operate; and

•	the potential loss of key employees of the acquired company.

If Lionbridge fails to keep pace with changing technologies, it may lose clients.

Lionbridge’s market is characterized by rapidly changing client requirements and evolving technologies and industry standards. If Lionbridge cannot keep pace with these changes, its business could suffer. The Internet’s continued growth and strong influence in Lionbridge’s industry magnifies these characteristics. To achieve its goals, Lionbridge needs to continue to develop strategic business solutions and methodologies that keep pace with continuing changes in industry standards, information technology and client preferences or it will not be able to successfully serve its clients.

Lionbridge competes in highly competitive markets that have low barriers to entry.

The markets for Lionbridge’s services are very competitive. Lionbridge cannot assure you that it will compete successfully against these competitors in the future. Some of these companies have longer operating histories, significantly greater resources and greater name recognition than Lionbridge. If Lionbridge fails to be competitive with these companies in the future, it may lose market share and its revenue could decline.

There are relatively few barriers preventing companies from competing with Lionbridge. Although Lionbridge owns proprietary technology, Lionbridge does not own any patented or other technology that, by itself, precludes or inhibits others from entering its market. As a result, new market entrants also pose a threat to its business. In addition to Lionbridge’s existing competitors, Lionbridge may face further competition in the future from companies that do not currently offer globalization or testing services. Lionbridge may also face competition from internal globalization and testing departments of Global 2000 and large emerging companies.

Technology companies, information technology services companies, business process outsourcing companies, Web consulting firms, technical support call centers, hosting companies and content management providers may choose to broaden their range of services to include globalization or testing as they expand their operations internationally. Lionbridge cannot assure you that it will be able to compete effectively with potential future competitors.

Lionbridge will continue to depend on intellectual property rights to protect its proprietary technologies, although it may not be able to protect these rights.

Lionbridge relies on its proprietary technology to enhance some of its service offerings. Lionbridge’s policy is to enter into confidentiality agreements with its employees, outside consultants and independent contractors. Lionbridge also uses patent, trademark, trade secret and copyright law in addition to contractual restrictions to protect its technology. Notwithstanding these precautions, it may be possible for a third party to obtain and use Lionbridge’s proprietary technology without authorization. Although Lionbridge holds registered or pending United States patents and foreign patents covering certain aspects of its technology, it cannot be sure of the level of protection that these patents will provide. Lionbridge may have to resort to litigation to enforce its intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity or enforceability. Enforcing or defending its proprietary technology is expensive, could cause diversion of Lionbridge’s resources and may not prove successful. The laws of other countries may afford Lionbridge little or no effective protection of its intellectual property rights.

Risks Related to this Offering and Our Capital Structure

The market price of Lionbridge common stock may be volatile.

Lionbridge’s stock price has been extremely volatile, in part due to the historically low trading volume of its stock. The market price of Lionbridge common stock may be affected by many factors, including:

•	fluctuations in Lionbridge’s financial results;

•	actions of Lionbridge clients or competitors;

•	future sales of Lionbridge common stock by a significant stockholder;

•	changes in market valuations of services companies;

•	Lionbridge’s announcement of significant contracts, acquisitions, strategic alliances, or capital commitments;

•	additions or departures of key clients or officers;

•	futures sales of Lionbridge common stock into the public market; and

•	worldwide economic and political conditions.

Any adverse impact attributable to any of the foregoing factors may cause the market price of Lionbridge common stock to drop significantly.

In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of Lionbridge’s common stock.

Lionbridge could face securities litigation if its stock price remains highly volatile.

In the past, securities class action litigation has often followed periods of volatility in the market price of a company’s securities. Lionbridge may face securities class action litigation in the future. Any litigation could result in substantial costs and a diversion of management’s attention and resources, which could harm

Lionbridge’s business. Lionbridge, certain of its officers and directors, and certain underwriters involved in Lionbridge’s initial public offering are currently named defendants in a purported securities class action lawsuit. The lawsuit asserts, among other things, that Lionbridge’s initial public offering registration statement contained misstatements and/or omissions regarding the underwriters’ alleged conduct in allocating shares in Lionbridge’s initial public offering to the underwriters’ customers. In October 2002, the claims against officers and directors were dismissed without prejudice. However, in February 2003, the court ruled that the claims against Lionbridge and virtually all of the other issuer defendants under the registration provisions of the securities law may proceed. The court also ruled that the claims under the antifraud provisions of the securities laws could proceed against Lionbridge and a majority of the other issuer defendants. In June 2003, Lionbridge elected to participate in a proposed settlement agreement with the plaintiffs in this litigation which, if ultimately approved by the Court, would result in a dismissal, with prejudice, of all claims in this lawsuit against Lionbridge and its directors and officers. The settlement proposal is the product of discussions with the plaintiffs and the directors and officers, liability insurers for Lionbridge and the other issuer defendants. The principal terms of the proposed settlement are set forth in a memorandum of understanding (MOU) that has been approved as to form by the plaintiffs, the insurers, and all of the issuer defendants. The process of obtaining approval by all parties to the MOU is now underway. If the defendants do not approve the MOU, or the MOU is otherwise not approved, any unfavorable outcome to this litigation could significantly harm Lionbridge’s business, financial condition, liquidity and results of operations. See “Business—Legal Proceedings” for more information concerning this litigation.

Our management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways with which you do not agree.

We estimate the net proceeds of this offering to be approximately $34.0 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our management will retain broad discretion to allocate the proceeds of this offering and the failure of management to apply these funds effectively could materially harm our results of operations.

Some provisions of our certificate of incorporation and bylaws and in Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some of the provisions of our certificate of incorporation and bylaws and in Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price. For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids. In addition, our certificate of incorporation authorizes the Board of Directors, without further stockholder approval, to issue preferred stock, which could have the effect of delaying, deferring or preventing a change in control of Lionbridge. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Our by-laws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures. Certain provisions of Delaware law could delay or prevent a change in control of Lionbridge, discourage acquisition proposals or diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock or over a stockholder’s cost basis in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “target,” “project” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	general economic and business conditions;

•	our business strategy for expanding our presence in our industry;

•	anticipated trends in our financial condition and results of operations;

•	the impact of competition and technological change;

•	political and economic fluctuations in international markets;

•	our ability to employ and retain qualified employees; and

•	the other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 7,000,000 shares of our common stock pursuant to this offering, based upon an assumed offering price of $5.20 per share (the last reported sale price of our common stock on the Nasdaq National Market on July 11, 2003), will be approximately $34.0 million ($37.9 million if the underwriters’ over-allotment option to purchase additional shares is exercised in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

We will use a portion of the net proceeds from this offering to repay all amounts due under our senior subordinated notes held by Capital Resource Lenders and two partnerships sponsored by Morgan Stanley Venture Capital, an affiliate of our director, Guy L. de Chazal. The notes accrue interest at the rate of 12.0% per year and interest is required to be paid quarterly. An aggregate of $4.98 million of principal remains outstanding under the notes held by Capital Resource Lenders and these notes mature on April 30, 2004. An aggregate of $1.0 million of principal remains outstanding under the notes held by the two partnerships sponsored by Morgan Stanley Venture Capital and these notes mature on July 31, 2003. Lionbridge originally issued an aggregate of $12.0 million in principal amount of these notes in February and March 1999. We repaid $6.0 million of the original $12.0 million principal amount with the proceeds of our initial public offering in August 1999. Lionbridge incurred $718,000 in interest (excluding amortization of deferred financing costs) under these notes in the year ended December 31, 2002.

We will also use a portion of the net proceeds from this offering to repay all amounts due under the $8.0 million of outstanding principal amount under our promissory note held by Capital Resource Lenders. The note accrues interest at the rate of 12.0% per year and interest is required to be paid quarterly. The note matures on September 30, 2006. The $8.0 million of outstanding principal amount due under the note is inclusive of a $3.0 million discount on the note, which is being accreted, on a straight-line basis, as interest expense over the period from November 1, 2001 to September 30, 2006. Lionbridge incurred $960,000 in interest (excluding accretion of discount) under this note in the year ended December 31, 2002.

In addition, we will use a portion of the net proceeds from this offering to repay all amounts due under the $3.5 million of outstanding principal amount under our promissory notes held by former stockholders of INT’L.com, Inc., a company acquired by Lionbridge in May 2000. The notes currently accrue interest at the rate of 10.0% per year and one-half of the interest accruing each semi-annual period is required to be paid semi-annually. The notes, together with any accrued but unpaid interest, mature on April 2005. Lionbridge incurred $350,000 in interest expense under these notes in the year ended December 31, 2002.

We will also use a portion of the net proceeds from this offering to repay all amounts due under the $750,000 of outstanding principal amount under a subordinated promissory note to a former stockholder of International Language Engineering, an obligation assumed in 1999 by Lionbridge’s wholly owned subsidiary INT’L.com. Since 2002, the note has accrued interest at the rate of 10% per year and interest is required to be paid quarterly. In June 2003, the parties agreed that $250,000 of the payment originally scheduled for April 2003 would be paid on July 1, 2003, and that the remaining $750,000 would be repaid subject to its compliance with senior bank covenants. On July 1, 2003, $250,000 plus accrued interest was repaid. Lionbridge incurred $287,000 in interest expense under this note in the year ended December 31, 2002.

For more information regarding the repayment of these notes and the related write-offs of deferred financing costs and unamortized original issue discount, see “Capitalization.”

We expect to use the remaining net proceeds from this offering for working capital, possible acquisitions of related businesses and other general corporate purposes. Although we actively seek to acquire related businesses, we currently have no understandings, commitments, or agreements to make acquisitions. The amounts actually spent by us may vary significantly and will depend upon a number of factors, including our future revenue and the other factors described under “Risk Factors.” Accordingly, our management has broad discretion in the allocation of the net proceeds from this offering. Pending these uses, we may use the net proceeds of this offering to temporarily pay down amounts outstanding under our line of credit facility with Silicon Valley Bank or invest the net proceeds from this offering temporarily in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government.

In the event that the underwriters exercise their over-allotment option, Lionbridge will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq National Market under the symbol “LIOX.” Lionbridge’s common stock was listed and traded on the Nasdaq National Market from August 20, 1999 (the date of our initial public offering) until August 29, 2002, and our common stock became listed on, and began trading on, the Nasdaq SmallCap Market under the same trading symbol on August 30, 2002. Our common stock was listed and traded on the Nasdaq SmallCap Market from August 30, 2002 until April 7, 2003, and our common stock became re-listed on, and began trading again on, the Nasdaq National Market on April 8, 2003.

The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock all as reported by the Nasdaq National Market or the Nasdaq Small Cap Market. The quotations represent interdealer quotations, without adjustments for retail mark ups, mark downs, or commissions, and may not necessarily represent actual transactions.

	Price Range of Common Stock
	High	Low
Year Ended December 31, 2001:
First Quarter	$6.50	$2.75
Second Quarter	$3.00	$1.39
Third Quarter	$1.89	$0.45
Fourth Quarter	$2.34	$0.82
Year Ended December 31, 2002:
First Quarter	$3.55	$1.77
Second Quarter	$2.60	$1.54
Third Quarter	$2.30	$0.93
Fourth Quarter	$2.97	$1.60
Year Ending December 31, 2003:
First Quarter	$2.50	$1.70
Second Quarter	$5.90	$2.00
Third Quarter (through July 11, 2003)	$5.27	$4.14

On July 11, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $5.20 per share. As of July 11, 2003, there were approximately 410 holders of record of our common stock.

Lionbridge has not paid any cash dividends on its common stock and currently intends to retain any future earnings for use in its business. In addition, the terms of our credit facility with Silicon Valley Bank prohibit the payment of cash dividends to us by our European subsidiaries and the terms of the subordinated notes held by Capital Resource Lenders and two Morgan Stanley limited partnerships prohibit Lionbridge from paying any dividends to our stockholders. Accordingly, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003 on an actual basis and on an as adjusted basis. The as adjusted data give effect to the sale of 7,000,000 shares of common stock offered by us at the assumed public offering price of $5.20 per share (the last reported sale price of our common stock on July 11, 2003), after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of the proceeds therefrom to the repayment of long-term debt. See “Use of Proceeds.”

Please read this capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus or incorporated by reference into this prospectus.

	March 31, 2003
	Actual	As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$8,225	$23,140

Short-term debt and current portion of long-term debt	$2,086	$86
Long-term debt, less current portion and net of discount	25,104	10,759
Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 31,739,557 shares issued and outstanding—actual; 38,739,557 shares issued and outstanding—as adjusted	318	388
Additional paid-in capital	107,389	141,297
Accumulated deficit	(108,790)	(111,240)
Deferred compensation	(193)	(193)
Accumulated other comprehensive income	2,857	2,857

Total stockholders’ equity	1,581	33,109

Total capitalization	$28,771	$43,954

The as adjusted column reflects the repayment of debt with a principal amount of $18.5 million, together with accrued interest of $583,000. In addition, the as adjusted accumulated deficit reflects the write off of deferred financing costs associated with this debt of $314,000 and the write off of unamortized original issue discount on our promissory note held by Capital Resource Lenders of $2.1 million.

After the closing of this offering and based upon the number of shares issued and options and warrants granted as of March 31, 2003, we had additional shares of common stock available for issuance under the following plans and arrangements:

•	7,705,729 shares issuable under our stock option and stock purchase plans, consisting of:

•	5,718,472 shares underlying options outstanding at a weighted average exercise price of $3.42 per share, of which 2,609,688 shares were exercisable; and

•	1,987,257 shares available for future issuance under our stock option and stock purchase plans.

•	1,468,561 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.10 per share, 1,265,445 of which were exercisable.

DILUTION

Purchasers of the common stock in this offering will experience immediate dilution in the net tangible book value of the common stock from the public offering price. As of March 31, 2003, our net tangible book deficit was approximately $13.9 million, or approximately $0.44 per share of common stock. Net tangible book deficit per share represents the amount of the total tangible assets less total liabilities of Lionbridge, divided by the number of shares of common stock outstanding. After giving effect to our sale of common stock in this offering at an assumed public offering price of $5.20 per share and after the deduction of estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of March 31, 2003 would have been approximately $20.1 million, or $0.52 per share. This represents an immediate increase in net tangible book value of $0.96 per share to existing stockholders and an immediate dilution of $4.68 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$5.20
Net tangible book deficit per share before this offering	$(0.44)
Change attributable to new investors	$0.96

Net tangible book value per share after this offering		$0.52

Dilution per share to new investors		$4.68

If the underwriters exercise in full their over-allotment option to purchase additional shares in this offering, the net tangible book value per share after this offering would be $0.61 per share, the change in net tangible book value per share to existing stockholders would be $1.04 per share and the dilution to new investors would be $4.59 per share.

The foregoing discussion and tables also do not assume exercise of any stock options or warrants after March 31, 2003. As of March 31, 2003, there were 2,609,688 shares of common stock issuable upon exercise of exercisable outstanding stock options, at a weighted average exercise price of $4.41 per share, 1,170,932 shares of common stock reserved for issuance under Lionbridge’s stock option plans and 1,468,561 shares of common stock issuable upon exercise of outstanding warrants, at a weighted average exercise price of $1.10 per share, 1,265,445 of which were exercisable. In addition, as of March 31, 2003, there were 816,325 shares of common stock reserved for issuance under Lionbridge’s employee stock purchase plan. To the extent that these options are exercised or shares are issued, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data reflect the combined results of operations and financial position of Lionbridge together with INT’L.com, Inc., which was acquired by Lionbridge on May 22, 2000, and Harvard Translations, Inc., which was acquired by Lionbridge on May 18, 2000, restated for all periods presented pursuant to the pooling-of-interests method of accounting. These mergers are more fully described in Note 4 to Lionbridge’s audited consolidated financial statements included as part of this prospectus.

The selected consolidated financial data as of March 31, 2003 and 2002 and for each of the three-month periods ended March 31, 2003 and 2002 have been derived from the unaudited consolidated financial statements of Lionbridge which are included as part of this prospectus and, in our opinion, have been prepared on a basis consistent with the audited consolidated financial statements that appear elsewhere in this prospectus and include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the three months ended March 31, 2003 may not be indicative of results that may be expected for the full year. The selected consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 have been derived from the audited consolidated financial statements of Lionbridge which are included as part of this prospectus. The selected consolidated financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been derived from the audited consolidated financial statements of Lionbridge which are not included as part of or incorporated by reference into this prospectus.

The historical results presented are not necessarily indicative of future results. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in this prospectus.

See Note 2 to Lionbridge’s consolidated financial statements for an explanation of the basis used to calculate net loss per share attributable to common stockholders.

The financial data presented are not directly comparable between periods as a result of the acquisitions of eTesting Labs, Inc. in 2002, Data Dimensions, Inc. and Quality Group Labs, Inc. in 2001, Language Services Operations of Nortel in 2000, Motus!, International Language Engineering Corporation and VeriTest, Inc. in 1999, and Direct Language Communications, Inc., Sprache und Dokumentation GmbH, ILT Solutions Group and Japanese Language Services, Inc. in 1998.

Effective January 1, 2002, Lionbridge ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

	Quarter Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$30,851	$24,890	$118,319	$101,204	$115,149	$88,764	$59,754
Cost of revenue	18,959	15,391	71,272	63,123	72,746	62,644	39,885

Gross profit	11,892	9,499	47,047	38,081	42,403	26,120	19,869

Operating expenses:
Sales and marketing	2,816	2,440	11,600	11,342	11,384	10,141	5,053
General and administrative	7,773	7,298	32,423	34,382	33,143	29,222	16,393
Research and development	202	418	1,194	2,297	2,518	2,216	265
Amortization of acquisition-related intangible assets	115	182	528	6,651	6,503	6,113	2,445
Merger, restructuring and other charges	—	—	—	2,853	4,266	1,197	501
Acquired in-process research and development	—	—	—	—	—	300	—
Stock-based compensation	156	225	851	565	799	730	—

Total operating expenses	11,062	10,563	46,596	58,090	58,613	49,919	24,657

Profit (loss) from operations	830	(1,064)	451	(20,009)	(16,210)	(23,799)	(4,788)
Interest expense:
Interest on outstanding debt	761	718	3,154	2,326	2,523	2,349	816
Accretion of discount on debt	153	152	610	839	212	6,009	—
Other expense (income), net	42	206	1,534	838	714	351	(69)

Loss before income taxes	(126)	(2,140)	(4,847)	(24,012)	(19,659)	(32,508)	(5,535)
Provision for (benefit from) income taxes	103	(255)	(62)	439	616	699	(306)

Net loss	(229)	(1,885)	(4,785)	(24,451)	(20,275)	(33,207)	(5,229)
Accrued dividends on preferred stock	—	—	—	—	3,574	2,397	1,248

Net loss attributable to common stockholders	$(229)	$(1,885)	$(4,785)	$(24,451)	$(23,849)	$(35,604)	$(6,477)

Basic and diluted net loss per share attributable to common stockholders(1)	$(0.01)	$(0.06)	$(0.15)	$(0.83)	$(0.96)	$(3.08)	$(1.64)
Shares used in computing basic and diluted net loss per share attributable to common stockholders	31,715	31,521	31,632	29,528	24,871	11,560	3,938

	March 31,	December 31,
	2003	2002	2001	2000	1999	1998
	(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$ 8,225	$10,916	$11,711	$16,741	$12,350	$ 1,199
Working capital (deficit)	7,578	6,734	2,248	4,235	(1,660)	(4,403)
Total assets	56,836	58,164	54,747	62,046	60,695	34,591
Short-term debt and current portion of long-term debt	2,086	3,215	9,600	11,337	9,636	9,376
Long-term debt, less current portion and discounts	25,104	24,728	17,318	13,265	15,472	3,703
Redeemable preferred stock	—	—	—	—	19,787	23,765
Stockholders’ equity (deficit)	1,581	1,714	3,448	11,184	(10,742)	(18,279)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”

Overview

Lionbridge is a leading provider of outsourced globalization and testing services that enable clients to develop, release, manage and maintain their technology applications and enterprise content globally. Globalization is the process of adapting content and products to meet the language and cultural requirements of users throughout the world. Testing is the process of ensuring the quality, interoperability, usability and performance of clients’ software, hardware, Web sites and content. Testing also includes product certification and competitive analysis. Lionbridge offers its testing services under the VeriTest brand. Lionbridge serves global businesses primarily in the technology, consumer, retail, industrial, financial services, life sciences and manufacturing industries.

For the quarter ended March 31, 2003, Lionbridge’s operating profit was $830,000 with a net loss of $229,000. For the year ended December 31, 2002, Lionbridge’s operating profit was $451,000 with a net loss of $4.8 million. Prior to 2002, Lionbridge experienced operating losses, as well as net losses, for each year of its operations and, as of March 31, 2003, had an accumulated deficit of $108.8 million.

Critical Accounting Policies and Estimates

Lionbridge’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Lionbridge to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Lionbridge periodically evaluates its estimates. Lionbridge bases its estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Lionbridge reviewed the development, selection, and disclosure of the following critical accounting policies and estimates with the audit committee and Lionbridge’s board of directors. Lionbridge’s current critical accounting estimates relate to the following: revenue recognition, allowance for doubtful accounts, valuation of goodwill and other intangible assets and the provision for income taxes.

Revenue Recognition.    Lionbridge’s revenue is derived from project-by-project fees and long-term service agreements. Projects are generally billed either on a time and expense or on a milestone basis. Revenue is recognized using a percentage-of-completion method of accounting, based on costs incurred to date as a percentage of management’s estimate of total costs of individual projects. The use of a percentage-of-completion method of accounting requires significant judgment relative to estimating total contract costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, anticipated increases in employee wages, prices for subcontractor services and the availability of subcontractor services. Lionbridge’s estimates are based upon the professional knowledge and experience of its project managers and other personnel, who review each project at least monthly to assess the project’s schedule, performance, technical matters and estimated cost at completion. When adjustments in estimated project costs are determined, such revisions may have the effect of adjusting in the current period the earnings applicable to performance in prior periods. Anticipated losses, if any, are recognized in the period in which determined. The agreements entered into in connection with projects are generally terminable by clients upon 30 days’ prior written notice. If a client terminates an agreement, it is required to pay Lionbridge for time and expenses incurred through the termination date.

Allowance for Doubtful Accounts.    Lionbridge establishes an allowance for doubtful accounts to cover accounts receivable that may not be collectible. In establishing the allowance for doubtful accounts, Lionbridge analyzes the collectibility of individual large or past due accounts. Additionally, Lionbridge considers its historical bad debt experience and current economic trends in evaluating the allowance for doubtful accounts. Accounts written off in subsequent periods can differ materially from the allowance provided.

Valuation of Goodwill and Other Intangible Assets.    Lionbridge assesses the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that Lionbridge considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the overall business strategy; and significant negative industry or economic trends. When Lionbridge determines that the carrying value of intangibles and goodwill may not be recoverable based upon one or more of these indicators of impairment, Lionbridge measures any potential impairment based on a projected discounted cash flow method. Effective January 1, 2002, Lionbridge adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with SFAS No. 142, Lionbridge discontinued the amortization of goodwill and, as a result, Lionbridge ceased amortization on approximately $13.6 million of goodwill. Lionbridge had recorded approximately $5.6 million of goodwill amortization during 2001. For years prior to January 1, 2002, goodwill was amortized on a straight-line basis over five years. In accordance with SFAS No. 142, goodwill is now reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The review is a two-step process beginning with an estimation of the fair value of each reporting unit. The first step is to review for impairment and the second step is to measure the amount of the impairment, if one is indicated by the first step. The fair value amounts are determined by discounting future cash flows of the related reporting unit as developed by management. During 2002, Lionbridge completed goodwill impairment tests as of January 1, 2002 and December 31, 2002 and determined that as of both dates the fair value of each reporting unit exceeded the carrying value of the net assets of each respective reporting unit. Accordingly, no goodwill impairment was recognized. The impairment review is based upon estimated future discounted cash flows. Estimating future cash flows requires management to make projections that can differ materially from actual results.

Provision for Income Taxes.    Lionbridge is required to estimate its income taxes in each of the jurisdictions in which it operates as part of preparing its consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that Lionbridge determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense.

Acquisitions

Lionbridge has grown its business since inception through a combination of organic growth and acquisitions. Such acquisitions through March 31, 2003 have resulted in the recognition of approximately $39.6 million of goodwill and other intangible assets on its balance sheet. Goodwill had been amortized using a five-year life until Lionbridge’s adoption of SFAS No. 142 on January 1, 2002, at which time amortization of goodwill ceased and was replaced by periodic impairment testing. Other acquired intangible assets are generally amortized over three to five years.

Acquisitions in the three-year period ended December 31, 2002 were as follows:

In January 2000, Lionbridge acquired certain assets and operations of the language services operation of Nortel Networks Corporation in Montreal and Ottawa, Canada; Beijing, China; Sao Paulo, Brazil; Sunrise, Florida; and Bogota, Colombia for total initial consideration of $2.5 million in cash. Lionbridge recorded $323,000 of goodwill related to this acquisition, which prior to January 1, 2002 was being amortized ratably over a five-year life. The transaction was accounted for using the purchase method of accounting.

In May 2000, Lionbridge acquired Harvard Translations by means of a merger. Upon the effective date of the merger, each outstanding share of Harvard Translations common stock was converted into the right to receive 3.8864 shares of Lionbridge common stock. In addition, long-term debt of Harvard Translations payable to its former sole stockholder in the amount of approximately $203,000, and all accrued interest thereon, was paid in full by the issuance of 13,820 shares of Lionbridge common stock. As a result of the merger, Lionbridge issued an aggregate of 285,865 shares of Lionbridge common stock. Upon the completion of the acquisition, all outstanding options to purchase common stock of Harvard Translations were assumed by Lionbridge and converted into options to purchase common stock of Lionbridge under similar terms. The transaction was accounted for using the pooling-of-interests method of accounting.

In May 2000, Lionbridge acquired INT’L.com, Inc. by means of a merger. Upon the effective date of the merger, (i) each outstanding share of INT’L.com Series A common stock, Series B common stock, Series A preferred stock and Series B preferred stock was converted into the right to receive 0.7567 shares of Lionbridge common stock, (ii) each outstanding share of INT’L.com Series C preferred stock was converted into the right to receive 5.4590 shares of Lionbridge common stock, (iii) each outstanding share of INT’L.com Series D preferred stock was converted into the right to receive 0.5472 shares of Lionbridge common stock, (iv) the $2.0 million of INT’L.com convertible debt, and all accrued interest thereon, was paid in full and cancelled in exchange for 109,158 shares of Lionbridge common stock, and (v) $5.0 million of INT’L.com subordinated debt, and all accrued interest thereon, was paid in full and cancelled in exchange for 258,360 shares of Lionbridge common stock. As a result of the merger, Lionbridge issued an aggregate of 8,302,960 shares of common stock. Upon the completion of the acquisition, all outstanding options to purchase common stock of INT’L.com were assumed by Lionbridge and converted into options to purchase common stock of Lionbridge under similar terms. The transaction was accounted for using the pooling-of-interests method of accounting.

In January 2001, Lionbridge acquired Quality Group Labs, Inc., a provider of testing services based in Massachusetts, for total initial consideration of $483,000, comprised of $250,000 in cash and 74,488 shares of Lionbridge common stock valued at $233,000. The acquisition was accounted for using the purchase method of accounting. In connection with this acquisition, Lionbridge recognized $433,000 of goodwill, which prior to January 1, 2002 was being amortized ratably over a five-year life. Additional goodwill of approximately $161,000 was subsequently recorded in 2002 in connection with an incremental stock issuance of 60,000 shares of Lionbridge common stock made under the terms of the original agreement. The agreement does not provide for any further consideration.

In June 2001, Lionbridge acquired Data Dimensions, Inc., a company based in Washington with operations in the United States and Ireland, by means of a merger. Upon the effective date of the merger, each outstanding share of Data Dimensions common stock was converted into the right to receive 0.190884 shares of Lionbridge common stock. As a result of the merger, Lionbridge issued an aggregate of 2,588,316 shares of Lionbridge common stock valued at $12.7 million. Upon the completion of the merger, all outstanding options and warrants to purchase common stock of Data Dimensions, with a fair value at that time of $1.2 million, were assumed by Lionbridge and converted into options and warrants to purchase 451,860 shares of common stock of Lionbridge under similar terms. The transaction was accounted for using the purchase method of accounting. In connection with this acquisition, Lionbridge recognized $7.2 million of goodwill, which prior to January 1, 2002, was being amortized ratably over a five-year life.

In July 2002, Lionbridge acquired eTesting Labs Inc., a subsidiary of Ziff Davis Media Inc. based in North Carolina, with additional operations in California. The acquisition was accounted for using the purchase method of accounting. Total purchase consideration was $2.2 million, consisting of an initial cash payment of $1.0 million made at the closing date and an additional $1.2 million in cash payments after the closing date. Other acquisition costs totaling $17,000 are also included as part of the total purchase price. In connection with the acquisition, Lionbridge recorded $992,000 of goodwill.

Lionbridge believes its acquisitions have contributed to its growth by rapidly expanding its industry expertise, geographic coverage, client base, technical skills and employee base. Lionbridge anticipates that a portion of its future growth will be accomplished by acquiring existing businesses. The success of this plan depends upon, among other things, its ability to integrate acquired personnel, operations, products and technologies into its organization effectively; to retain and motivate key personnel of acquired businesses; and to retain customers of acquired firms. Lionbridge is presently exploring opportunities to conduct a portion of its testing, application development and maintenance work in India through acquisition or otherwise. Lionbridge cannot guarantee that it will be able to identify suitable acquisition opportunities, obtain any necessary financing on acceptable terms to finance any acquisitions, consummate any acquisitions, or successfully integrate acquired personnel and operations.

Merger, Restructuring and Other Charges

At March 31, 2003, the consolidated balance sheet included accruals totaling $508,000 related to restructuring charges and reserves for reorganization and integration activities in connection with its business combinations. Lionbridge currently anticipates that these restructuring, reorganization and integration accrual balances will be fully utilized by January 31, 2004.

The following table summarizes activity with respect to merger, restructuring and other charges for the years ended December 31:

	2002	2001	2000
Merger costs (credits), net	$—	$(20,000)	$2,465,000
Restructuring charges, net	—	2,537,000	915,000
Impairment of long-lived assets	—	336,000	886,000

	$—	$2,853,000	$4,266,000

At December 31, 2002, the consolidated balance sheet included accruals totaling $12,000 related to restructuring charges, which were assumed upon the acquisition of INTL.com. In addition, Lionbridge has recorded reserves for reorganization and integration activities in connection with its business combinations. At December 31, 2002, the consolidated balance sheet included accruals totaling $859,000 recorded in connection with Lionbridge’s acquisitions of Data Dimensions and eTesting.

During the year ended December 31, 2001, Lionbridge recorded a net merger credit of $20,000. This amount consists primarily of fees for professional services incurred in connection with Lionbridge’s attempted acquisition of Mendez S.A., offset by the receipt of a $1.0 million fee from the successful bidder for Mendez S.A.

Restructuring charges of $2.5 million were recorded in the year ended December 31, 2001. These charges relate to: (i) the costs of consolidating Lionbridge facilities in the United States as a result of the acquisition of Data Dimensions, consisting primarily of accruals for lease payments on vacant office space, and (ii) costs associated with workforce reductions in the United States, Canada, Brazil, Japan, China, Korea, Germany, Ireland, The Netherlands, the United Kingdom and France, consisting of 154 technical staff, 26 sales and marketing staff and 50 administrative staff. All employees had been informed of their termination and related benefits in the period that the charge was recorded.

Impairment charges for long-lived assets for the year ended December 31, 2001 of $336,000 relate primarily to the write-off of acquired workforce and software licenses as a result of the closure of Lionbridge’s office in Montreal, Canada during the second quarter of 2001.

Merger costs for the year ended December 31, 2000 of $2.5 million consist of fees for investment banking, legal and accounting services and other direct costs incurred in connection with Lionbridge’s mergers with Harvard Translations and INT’L.com.

Restructuring charges for the year ended December 31, 2000 of $915,000 relate to: (i) the costs of closing facilities in the United States, France and The Netherlands as a result of the merger with INT’L.com, consisting primarily of accruals for lease payments on vacant office space, and (ii) costs associated with workforce reductions in Canada, the United States and France, consisting of six technical staff and three administrative staff. All employees had been informed of their termination and related benefits in the period that the charge was recorded.

Impairment charges for long-lived assets for the year ended December 31, 2000 of $886,000 relate to the write-off of property and equipment, primarily consisting of previously capitalized licenses for software, that was abandoned as a result of Lionbridge’s merger with INT’L.com.

The following table summarizes the reserve activity for the years ended December 31:

	2002	2001	2000
Beginning balance, December 31	$2,442,000	$394,000	$357,000

Employee severance and related charges:
Charges recorded	—	2,216,000	314,000
Revisions of estimated liabilities	—	(85,000)	—
Reserves recorded on business combinations	103,000	1,034,000	—
Cash payments	(382,000)	(2,775,000)	(563,000)

	(279,000)	390,000	(249,000)

Lease termination costs and other charges:
Charges recorded	—	428,000	763,000
Revisions of estimated liabilities	—	(22,000)	(162,000)
Reserves recorded on business combinations	40,000	2,346,000	—
Cash payments	(1,332,000)	(1,094,000)	(315,000)

	(1,292,000)	1,658,000	286,000

Ending balance, December 31	$871,000	$2,442,000	$394,000

Non-cash Charges

Deferred Compensation.    Lionbridge recorded deferred compensation of approximately $3.8 million in 1999, representing the difference between the exercise price of stock options granted and the fair market value for accounting purposes of the underlying common stock at the date of the grant. As of March 31, 2003, the deferred compensation, adjusted for forfeitures, is being amortized over the four-year vesting period of the applicable options. Of the total deferred compensation amount, $2.6 million had been amortized and $1.1 million had been reversed due to cancellation of the underlying options.

In January 2002, Lionbridge recorded deferred compensation of approximately $537,000, representing the fair market value of 298,500 restricted shares of Lionbridge common stock issued to certain employees at that time. The deferred compensation is being amortized over the two-year period that the restrictions on the common stock lapse.

The amortization of this deferred compensation is recorded as an operating expense and totaled $95,000 and $158,000 for the three-month periods ended March 31, 2003 and 2002, respectively, and totaled $753,000,

$565,000 and $799,000 for the years ended December 31, 2002, 2001 and 2000, respectively. In June 2002, additional stock-based compensation expense of $98,000 was recorded relating to modifications of stock options previously granted to employees.

Lionbridge currently expects to amortize all of the $193,000 remaining deferred compensation to employees at March 31, 2003 in the year ending December 31, 2003.

Original Issue Discount on Debt.    Interest expense for the three-month periods ended March 31, 2003 and 2002 includes approximately $153,000 and $152,000, respectively, for the accretion of a $3.0 million discount on subordinated debt originally issued in June 2001, as modified in October 2001. Interest expense for the years ended December 31, 2002 and 2001 includes $610,000 and $101,000, respectively, of accretion of this debt discount. The principal amount of $5.0 million under the original note was due on October 31, 2001. However, as a result of terms included in the original subordinated debt agreement, on October 31, 2001, the note automatically converted into a new note with essentially identical terms but with a principal amount of $8.0 million due on September 30, 2006. The $3.0 million discount on the new note is being accreted as interest expense on a straight-line basis over the period from November 1, 2001 to September 30, 2006.

Issuance of Warrants for Common Stock.    In May 2002, the terms of the subordinated debt agreements with the holder of subordinated notes in the principal amount of $4.98 million were amended to extend the maturity date of the notes to April 30, 2004. In conjunction with the amendment, Lionbridge issued two seven-year warrants for the purchase of up to 400,000 shares, in the aggregate, of common stock at an exercise price of $1.69 per share. The shares issuable under the warrants were 25% vested at the time of issuance and the remaining shares vest each three-month period thereafter through the maturity date of the notes based upon the then-current principal amount outstanding. The warrants expire as of May 15, 2009. The warrants, valued at $551,000, in the aggregate, have been recorded as a deferred financing cost and are being amortized as interest expense over the term of the notes. Amortization expense of $69,000 and $184,000 was recorded for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.

In August 2002, the terms of the subordinated debt agreements with holders of subordinated notes in the aggregate principal amount of $1.0 million were amended to extend the maturity date of the notes to July 31, 2003. In conjunction with the amendment, Lionbridge issued two seven-year warrants for the purchase of up to 50,612 shares, in the aggregate, of common stock at an exercise price of $1.69 per share. The shares issuable under the warrants were 25% vested at the time of issuance and the remaining shares vest each three-month period thereafter through the maturity date of the notes based upon the then-current principal amount outstanding. The warrants expire as of May 15, 2009. The warrants, valued at $47,000, in the aggregate, have been recorded as a deferred financing cost and are being amortized as interest expense over the term of the notes. Amortization expense of $12,000 and $20,000 was recorded for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.

In June 2001, Lionbridge entered into a subordinated debt agreement pursuant to which Lionbridge issued a 12% promissory note in the amount of $5.0 million and a warrant to purchase 900,000 shares of common stock at a price of $0.80 per share. Under the terms of this subordinated debt agreement, if principal and accrued interest due under the note were not paid on October 31, 2001, the note would automatically convert into a new note with essentially identical terms but with a principal amount of $8.0 million. Lionbridge elected not to repay the principal and interest due under the note on October 31, 2001, and accordingly, as of that date, the note converted into a note in the principal amount of $8.0 million due on September 30, 2006, with interest payable quarterly in arrears at 12% per year. The $3.0 million discount on the new note is being accreted as interest expense, on a straight-line basis, over the period from November 1, 2001 to September 30, 2006. The fair value ascribed to this warrant of $738,000 was recorded as an initial discount on subordinated notes payable and was amortized to interest expense through October 2001, the term of the original note. Accretion of $153,000 and $152,000 was recorded for the quarters ended March 31, 2003 and 2002, respectively, and $610,000 and $101,000 for the years ended December 31, 2002 and 2001, respectively.

Interest expense for the year ended December 31, 2000 includes approximately $212,000 for the accretion of the original issue discount on $2.0 million of convertible promissory notes issued in August 1999 by INT’L.com. This discount represented the value attributable to warrants to purchase 56,753 shares of common stock, at an exercise price of $1.45 per share, granted in connection with these notes.

Results of Operations

The following table sets forth certain consolidated financial data as a percentage of total revenues.

	Quarter Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	61.5	61.8	60.2	62.4	63.2

Gross profit	38.5	38.2	39.8	37.6	36.8

Operating expenses:
Sales and marketing	9.1	9.8	9.8	11.2	9.9
General and administrative	25.2	29.4	27.4	34.0	28.8
Research and development	0.7	1.7	1.0	2.3	2.2
Amortization of acquisition-related intangible assets	0.4	0.7	0.5	6.6	5.6
Merger, restructuring and other charges	—	—	—	2.8	3.7
Stock-based compensation	0.5	0.9	0.7	0.6	0.7

Total operating expenses	35.9	42.5	39.4	57.5	50.9

Profit (loss) from operations	2.6	(4.3)	0.4	(19.9)	(14.1)
Interest expense:
Interest on outstanding debt	2.4	2.9	2.7	2.3	2.2
Accretion of discount on debt	0.5	0.6	0.5	0.8	0.2
Other expense, net	0.1	0.8	1.3	0.8	0.6

Loss before income taxes	(0.4)	(8.6)	(4.1)	(23.8)	(17.1)
Provision for (benefit from) income taxes	0.3	(1.0)	(0.1)	0.4	0.5

Net loss	(0.7)%	(7.6)%	(4.0)%	(24.2)%	(17.6)%

Quarter Ended March 31, 2003 Compared to Quarter Ended March 31, 2002

Revenue.    Revenue for the quarter ended March 31, 2003 was $30.9 million, an increase of $6.0 million or 23.9% from $24.9 million for the quarter ended March 31, 2002. The increase was primarily attributable to Lionbridge’s ability to (i) maintain strong recurring revenue from its major clients, (ii) expand and diversify its client base into new industries and (iii) the July 2002 acquisition of eTesting. During the quarter, Lionbridge continued to maintain its traditional product localization services while expanding its content globalization, testing and application, development and maintenance (ADM) services.

Globalization revenue for the quarter ended March 31, 2003 increased to $22.3 million from $19.2 million in the comparable period of 2002, primarily due to growth in Lionbridge’s globalization service offerings related to multilingual content management and maintenance of global technology applications.

Testing revenue for the quarter ended March 31, 2003 increased 51.2%, to $8.6 million from $5.7 million in the comparable period of 2002. Growth in testing revenue resulted from organic growth of approximately $1.5 million and approximately $1.4 million incremental revenue derived from the operations of eTesting. Through its acquisition of eTesting, Lionbridge expanded its VeriTest testing offerings with new services such as competitive analysis, usability and load and stress testing.

Cost of Revenue.    Cost of revenue consists primarily of salaries and associated employee benefits for personnel related to client projects as well as outsourced expense incurred for translation services provided by third parties. As a percentage of revenue, cost of revenue decreased to 61.5% for the quarter ended March 31, 2003 as compared to 61.8% for the corresponding quarter of the prior year. The decrease is primarily attributable to the favorable impact of the cost savings and restructuring actions realized in 2002, particularly the consolidation of Lionbridge facilities in the United States, and lower labor costs associated with workforce reductions. The decrease is also attributable to progress attained in integrating acquisitions, as well as the impact of the increase in revenue from period to period. Cost of revenue increased $3.6 million to $19.0 million in the quarter ended March 31, 2003 from $15.4 million in the comparable period of 2002. Of the $3.6 million increase, $837,000 of incremental costs relates to the operations of eTesting. The remainder of the increase was primarily to support the growth in related revenue.

Cost of revenue as a percentage of revenues increased in the globalization operations to 65.2% for the quarter ended March 31, 2003, as compared to 63.3% for the corresponding quarter of the prior year. Globalization cost ratios were primarily affected by the costs of translation services provided by third parties which were impacted by the strengthening of the Euro against the U.S. dollar in the quarter ended March 31, 2003 as compared to the quarter ended March 31, 2002. Lionbridge’s cost of revenue is impacted by foreign currency fluctuations since certain translation costs are denominated in foreign currencies, while a significant portion of its revenue is denominated in U.S. dollars. This foreign currency impact was more than offset by an increase of 600 basis points in the gross margin for the testing operations, to 47.9% for the quarter ended March 31, 2003 as compared to 42.3% for the quarter ended March 31, 2002. The improved gross margin in the testing operations was primarily the result of testing revenue increasing 51.2%, while the associated costs incurred to complete this additional volume increased at a lesser rate, in the quarter ended March 31, 2003, as compared to the corresponding quarter of the prior year, as noted above.

Sales and Marketing.    Sales and marketing expenses consist primarily of salaries, commissions and associated employee benefits, travel expenses of sales and marketing personnel and promotional expenses. Sales and marketing costs of $2.8 million for the quarter ended March 31, 2003, increased $376,000, as compared to the corresponding quarter of the prior year. The increase was primarily the result of increased commissions to support a 23.9% increase in revenue, and $105,000 increase in advertising expense, as compared to the corresponding quarter in 2002. This increase was partially offset by the continuing favorable impact of the cost savings resulting from restructuring activities realized in 2002, and progress attained in integrating acquisitions. As a percentage of revenue, sales and marketing expenses decreased to 9.1% in the quarter ended March 31, 2003 as compared to 9.8% for the quarter ended March 31, 2002, primarily as a result of increased revenue levels from period to period.

General and Administrative.    General and administrative expenses consist of salaries of the management, purchasing, process and technology, finance and administrative groups, and associated employee benefits; facilities costs, including depreciation and amortization; information systems costs; professional fees; travel; provisions for bad debts and all other site and corporate costs. General and administrative costs increased $475,000, or 6.5%, to $7.8 million in the quarter ended March 31, 2003 as compared to $7.3 million for the quarter ended March 31, 2002. The increase consists of higher insurance cost and audit fees, driven by the overall economic climate and impact of the Sarbanes-Oxley Act, and higher net depreciation and amortization expense, principally resulting from the eTesting acquisition. These increases are partially offset by lower bad debt expense, the favorable impact of cost savings resulting from restructuring activities realized in 2002, and the progress attained in integrating acquisitions, as noted above. As a percentage of revenue, general and administrative expenses decreased 420 basis points to 25.2% in the quarter ended March 31, 2003, as compared to 29.4% for the quarter ended March 31, 2002 due to the reasons noted above, as well as the increased revenue levels period to period.

Research and Development.    Research and development expenses relate to the Lionbridge Globalization Platform, Lionbridge’s proprietary internal workflow and language management system, and include salaries and associated employee benefits and third-party contractor expenses. Research and development expenses decreased 51.7% to $202,000 in the quarter ended March 31, 2003, as compared to $418,000 in the corresponding quarter of the prior year. As Lionbridge deployed the Lionbridge Globalization Platform for clients, certain project personnel were reassigned to other operations, resulting in decreased headcount-related expenses for the quarter ended March 31, 2003, as compared to the quarter ended March 31, 2002.

Amortization of Acquisition-related Intangible Assets.    Amortization of acquisition-related intangible assets consists of the amortization of identifiable intangible assets resulting from acquired businesses. Amortization expense was $115,000 and $182,000 for the quarter ended March 31, 2003 and 2002, respectively.

Interest Expense.    Interest expense represents interest paid or payable on debt, the amortization of deferred financing costs and the accretion of discounts on subordinated notes. Interest expense increased slightly to $914,000 for the three months ended March 31, 2003, as compared to $870,000 for the three months ended March 31, 2002. The increase was principally due to increased interest expense resulting from an average higher level of borrowing during the quarter ended March 31, 2003, as compared to the quarter ended March 31, 2002.

Other Expense, Net.    Other expense, net primarily reflects the foreign currency transaction gains or losses arising from exchange rate fluctuations on transactions denominated in currencies other than the local currencies of the countries in which the transactions are recorded, and decreased 79.6% to $42,000, in the quarter ended March 31, 2003 from $206,000 in the corresponding quarter of the prior year. The decrease was primarily attributable to a combination of the net position of U.S. dollar and Euro denominated assets and liabilities, combined with the net variance of the Euro and other currencies against the U.S. dollar in the quarter, as compared to the net position and variance during the quarter ended March 31, 2002.

Provision for Income Taxes.    The provision for income taxes for the quarter ended March 31, 2003 of $103,000 represents taxes resulting from operations in foreign jurisdictions. Lionbridge’s net benefit from income taxes of $255,000 for the quarter ended March 31, 2002, includes a $392,000 benefit related to a U.S. Federal income tax refund available as a result of legislative changes in 2002, as well as a provision of $137,000 for foreign income taxes.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue.    In 2002, revenue was $118.3 million, an increase of 16.9% from $101.2 million in 2001. The increase was attributable to Lionbridge’s ability to maintain strong recurring revenue from its major clients in the technology industries, efforts to expand and diversify its client base into new industries and the acquisition of eTesting. Lionbridge increased revenue during the year despite the continuing effect of the global economic slowdown.

While continuing to strengthen its traditional product localization services, Lionbridge expanded its content globalization, testing and ADM services. As a result of Lionbridge’s efforts to broaden its service offerings and diversify its client base, an increased percentage of Lionbridge’s client globalization programs in 2002 were related to enterprise content services rather than to traditional product localization.

Globalization revenue in 2002 increased to $91.3 million from $84.0 million in 2001, primarily due to growth in Lionbridge’s globalization service offerings related to enterprise content management and maintenance of global technology applications. Lionbridge recorded charges against globalization revenue of approximately $610,000 during the year ended December 31, 2002 due to the expected inability to realize work-in-process associated with certain clients of its ChinaConnect business. In July 2002, Lionbridge exited this business, as it was a non-core activity.

Testing revenue increased to $27.1 million from $17.3 million in 2001. Growth in testing revenue resulted primarily from the addition of the Data Dimensions operations, which Lionbridge acquired in June 2001, and approximately $3.6 million incremental revenue derived from the operations of eTesting, which Lionbridge acquired in July 2002. Through its acquisition of eTesting, Lionbridge expanded its VeriTest testing offerings with new services such as competitive analysis, usability and load and stress testing.

Cost of Revenue.    As a percentage of revenue, cost of revenue was 60.2% in 2002 as compared to 62.4% for the prior year. The decrease is primarily attributable to the favorable impact of the cost savings and restructuring actions started in 2001, particularly the consolidation of Lionbridge facilities in the United States, and lower labor costs associated with workforce reductions. The decrease is also attributable to progress attained in integrating acquisitions, as well as the impact of the increase in revenue from period to period. Cost of revenue increased $8.1 million to $71.3 million in 2002 from $63.1 million in 2001. Of the $8.1 million increase, $1.9 million of incremental costs relates to the operations of eTesting since its acquisition by Lionbridge in July 2002. The remainder of the increase was primarily to support the growth in related revenue.

Cost of revenue as a percentage of revenues improved in the globalization operations to 61.8% in 2002, as compared to 64.3% in the prior year. Globalization cost ratios improved, year over year, despite the impact of increased costs of translation services provided by third parties, and the strengthening of the Euro against the U.S. dollar during 2002. Lionbridge’s cost of revenue is impacted by foreign currency fluctuations since certain translation costs are denominated in foreign currencies, while a significant portion of its revenue is denominated in U.S. dollars. This foreign currency impact was partially offset by an increase in the gross margin in testing, to 55.5% in 2002 from 53.1% in the prior year. The testing margin was impacted by the merger and integration of the eTesting operations during the second half of 2002.

Sales and Marketing.    Sales and marketing costs of $11.6 million in 2002 increased slightly as compared to the previous year, reflecting the continuing favorable impact of the cost savings resulting from restructuring activities initiated in 2001, and progress attained in integrating acquisitions. As a percentage of revenue, sales and marketing expenses decreased to 9.8% in 2002, from 11.2% in the prior year, as a result of the declining cost structure and increased revenue levels from period to period. This decrease occurred despite a 16.9% growth in revenue in 2002, and despite $627,000 of additional sales and marketing expenses related to the addition of eTesting, as well as increased commissions on the higher revenue.

General and Administrative.    General and administrative costs decreased $2.0 million or 5.7% to $32.4 million in 2002 from $34.4 million in 2001. The decrease reflects the favorable impact of cost savings resulting from restructuring activities initiated in 2001, and the progress attained in integrating acquisitions, as noted above, offset by $1.4 million in incremental costs related to the acquisition of eTesting in July 2002, as well as a one-time charge of approximately $498,000 related to Lionbridge’s inability to recover certain amounts due from clients as a result of its decision to exit the ChinaConnect business. As a percentage of revenue, general and administrative expenses were 27.4% in 2002 compared to 34.0% in 2001 due to the reasons noted above, as well as the increased revenue levels period to period.

Research and Development.    Research and development expense decreased 48% to $1.2 million in 2002 from $2.3 million in 2001. As Lionbridge deployed the Lionbridge Globalization Platform for clients, certain project personnel were reassigned to other operations, resulting in decreased headcount-related expenses for 2002 as compared to 2001.

Amortization of Acquisition-related Intangible Assets.    In 2002, Lionbridge ceased amortization of goodwill in accordance with SFAS No. 142. Amortization expense of $528,000 in 2002 relates solely to the amortization of acquired intangible assets other than goodwill. Amortization expense of $6.7 million in 2001 related to the amortization of goodwill and acquired intangible assets.

Interest Expense.    Interest expense increased $599,000 to $3.8 million in 2002 from $3.2 million in 2001. This increase was principally due to increased interest expense resulting from the higher level of borrowing during the year as well as the amortization of deferred financing costs related to warrants partially offset by a reduction in the amount of accretion of discount on notes.

Other Expense, Net.    Other expense, net increased 83% to $1.5 million in 2002 from $838,000 in 2001. The increase was primarily attributable to the impact of an approximate 17.5% deterioration in the value of the U.S. dollar relative to the Euro over the twelve months ended December 31, 2002. As a percentage of revenue, other expense, net, increased to 1.3% from 0.8% for the years ended December 31, 2002 and 2001, respectively.

Provision for Income Taxes.    The provision for income taxes for the years ended December 31, 2002 and 2001 represents taxes resulting from operations in foreign jurisdictions, offset in 2002 by an income tax refund in the U.S. of $392,000 as a result of a change in the tax law. Of the provision amounts booked for 2002 and 2001, $99,000 and $15,000, respectively, represent noncash expenses resulting from utilizations of net operating loss carryforwards from business combinations. The benefit from Lionbridge’s utilization of net operating loss carryforwards in certain European countries during these periods was recorded as a reduction of goodwill, rather than a tax benefit, since the deferred tax assets associated with these carryforwards had been fully reserved at the time Lionbridge acquired the localization businesses of Stream International Holdings, Inc. Lionbridge recorded no tax benefit for losses generated in other jurisdictions during these periods due to the uncertainty of realizing any benefit.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue.    In 2001, revenue decreased 12.1% to $101.2 million from $115.1 million in 2000. The decrease was attributable to a lower volume of projects received from recurring clients as well as a decrease in the number of clients, reflecting the effect of the global economic slowdown in the technology sector during the year. Specifically, revenue from clients in the telecommunications industry decreased by 47.5% from the revenue recognized from the same clients during the previous year. Partially offsetting the decrease was incremental revenue derived from the operations of Data Dimensions of $9.7 million which was acquired in June 2001. Revenue for 2000 included incremental revenue of approximately $2.0 million derived from work in process acquired as part of Lionbridge’s acquisition of the language services operation of Nortel during the first quarter of that year.

Cost of Revenue.    As a percentage of revenue, cost of revenue was 62.4% in 2001 as compared to 63.2% for the prior year. Of the total $9.6 million decrease from 2000 to 2001, $1.5 million was attributable to the cost recorded in the first quarter of 2000 upon the completion of the work in process acquired as part of the acquisition of the language services operation of Nortel in that quarter. The remaining amount of the decrease was largely attributable to reduced headcount and lowered reliance on external consultants and translators, partially offset by $5.2 million of incremental costs relating to the operations of Data Dimensions since its acquisition by Lionbridge in June 2001.

Sales and Marketing.    Sales and marketing costs of $11.3 million in 2001 were essentially flat with the previous year. Sales and marketing expenses associated with the operations of Data Dimensions were $871,000 for 2001 which were offset by headcount reductions and curtailed marketing expenditures in other parts of the business. As a percentage of revenue, sales and marketing expenses increased during 2001 to 11.2% from 9.9% in the prior year as a result of the declining revenue levels period to period.

General and Administrative.    General and administrative costs increased 3.7% to $34.4 million in 2001 from $33.1 million in 2000. The acquisition of Data Dimensions in June 2001 accounted for approximately $4.5 million of the increase, which was partially offset by the positive effects of restructuring activities undertaken throughout 2001. As a percentage of revenue, general and administrative expenses were 34.0% in 2001 compared to 28.8% in 2000 due to the reasons noted above as well as the declining revenue levels period to period.

Research and Development.    Research and development expense decreased 8.8% to $2.3 million in 2001 from $2.5 million in 2000. Lower usage of external consultants and lower headcount-related expenses accounted for a decrease of $425,000, which was partially offset by increased equipment-related expenses.

Amortization of Acquisition-related Intangible Assets.    Amortization increased 2.3% to $6.7 million in 2001 from $6.5 million in 2000. This increase was primarily attributable to $847,000 of goodwill amortization associated with the acquisitions of Quality Group Labs in January 2001 and Data Dimensions in June 2001, offset by a reduction in amortization expense related to fully amortized intangible assets in 2001 and a reduction in goodwill resulting from the utilization of net operating loss carryforwards.

Interest Expense.    Interest expense increased to $3.2 million in 2001 from $2.7 million in 2000. This increase was principally due to accretion of the discount on debt issued in June 2001, partially offset by the cessation of accretion of the original issue discount on notes issued in 1999. Interest expense for the years ended December 31, 2001 and 2000 includes $839,000 and $0, respectively, for the accretion of the discount on a note issued in June 2001 and $0 and $212,000, respectively, for the accretion of the original issue discount on notes issued in August 1999.

Other Expense, Net.    As a percentage of revenue, other expense, net, increased to 0.8% from 0.6% for the years ended December 31, 2001 and 2000, respectively. Other expense, net increased 17.4% to $838,000 in 2001 from $714,000 in 2000.

Provision for Income Taxes.    The provision for income taxes for the years ended December 31, 2001 and 2000 represents taxes resulting from operations in foreign jurisdictions. Of the provision amounts booked for 2001 and 2000, $15,000 and $243,000, respectively, represent noncash expenses resulting from utilizations of net operating loss carryforwards. The benefit from Lionbridge’s utilization of net operating loss carryforwards in certain European countries during these periods was recorded as a reduction of goodwill, rather than a tax provision benefit, since the deferred tax assets associated with these carryforwards had been fully reserved at the time Lionbridge acquired the localization businesses of Stream International Holdings, Inc. Lionbridge recorded no tax benefit for losses generated in other jurisdictions during these periods due to the uncertainty of realizing any benefit.

Quarterly Results of Operations

The following tables set forth unaudited consolidated quarterly financial data for the periods indicated. Lionbridge derived this data from its unaudited consolidated financial statements, and, in the opinion of management, they have been prepared on the same basis as Lionbridge’s audited consolidated financial statements for the years ended December 31, 2002 and 2001, and include all adjustments, which consist only of normal recurring adjustments, necessary to present fairly the financial results for the periods. Certain quarterly amounts have been reclassified to conform with the current year presentation. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
	(Unaudited) (Amounts in thousands)
Revenue	$30,851	$30,036	$33,911	$29,482	$24,890	$25,307	$25,924	$22,693	$27,280
Cost of revenue	18,959	17,706	20,247	17,928	15,391	15,043	16,580	14,435	17,065

Gross profit	11,892	12,330	13,664	11,554	9,499	10,264	9,344	8,258	10,215

Operating expenses:
Sales and marketing	2,816	3,205	3,197	2,758	2,440	2,568	2,827	2,821	3,126
General and administrative	7,773	8,277	8,701	8,147	7,298	7,731	9,800	7,920	8,931
Research and development	202	228	268	280	418	479	580	594	644
Amortization of acquisition-related intangible assets	115	116	115	115	182	1,835	1,518	1,628	1,670
Merger, restructuring and other charges	—	—	—	—	—	300	340	2,088	125
Stock-based compensation	156	177	179	270	225	124	128	165	148

Total operating expenses	11,062	12,003	12,460	11,570	10,563	13,037	15,193	15,216	14,644

Profit (loss) from operations	830	327	1,204	(16)	(1,064)	(2,773)	(5,849)	(6,958)	(4,429)
Interest expense:
Interest on outstanding debt	761	846	793	797	718	644	575	565	542
Accretion of discount on debt	153	152	153	153	152	286	553	—	—
Other (income) expense, net	42	705	311	312	206	(72)	390	102	418

Loss before income taxes	(126)	(1,376)	(53)	(1,278)	(2,140)	(3,631)	(7,367)	(7,625)	(5,389)
Provision for (benefit from) income taxes	103	(77)	193	77	(255)	12	195	89	143

Net loss	$(229)	$(1,299)	$(246)	$(1,355)	$(1,885)	$(3,643)	$(7,562)	$(7,714)	$(5,532)

Lionbridge has experienced quarter-to-quarter variability in its revenue and gross profit. This variability is due to fluctuations in its clients’ release cycles, the length of its sales cycle, rapid growth, acquisitions, the emerging nature of the markets in which Lionbridge operates, global economic conditions and other factors outside Lionbridge’s control. Lionbridge believes that quarter-to-quarter comparisons of results of operations are not necessarily meaningful. You should not rely on these comparisons as a measure of future performance.

Liquidity and Capital Resources

Since inception, Lionbridge has relied upon sales of equity securities and borrowings to fund operations. On August 25, 1999, Lionbridge completed its initial public offering of 3,500,000 shares of common stock. After deducting expenses, Lionbridge received approximately $31.8 million in cash proceeds from this transaction. In June 2000, Lionbridge issued 1,500,000 shares of common stock at $8.50 per share in a private placement for total consideration before expenses of approximately $12.8 million. In August 2001, Lionbridge issued 460,000 shares of common stock at $0.55 per share, the then fair market value, to its Chairman and Chief Executive Officer in a private placement for total consideration of $253,000.

Net cash used in operations increased $2.1 million to $1.4 million for the quarter ended March 31, 2003, as compared to net cash provided by operations of $678,000 for the quarter ended March 31, 2002. The $2.4 million net use of cash in operating assets and liabilities was largely the result of Lionbridge’s operations during the quarter, and to a lesser extent to fund the net loss of $229,000. This use of cash was reduced in part by $1.3 million in net adjustments for depreciation, amortization and other non-cash expenses. The primary use of cash for operating activities during the quarter included a $2.0 million increase in work-in-process and a $863,000 decrease in deferred revenue, largely the result of increased revenue during the quarter, partially offset by other changes including a $561,000 decrease in accounts receivable. Operations provided $678,000 of net cash during the quarter ended March 31, 2002. The net loss of $1.9 million was reduced in part by net adjustments of $1.4 million for depreciation, amortization and other non-cash expenses, the net change in operating assets and liabilities provided $1.2 million in cash during the quarter, largely the result of Lionbridge’s business operations during the quarter. The primary source of cash provided by operating activities during the quarter included a $3.7 million reduction in accounts receivable, partially offset by other changes including a $1.6 million increase in work-in-process and a $1.3 million decrease in deferred revenue.

Net cash provided by operations was $1.2 million for the year ended December 31, 2002, primarily the result of a $19.7 million reduction in net loss in 2002, as compared to the year ended December 31, 2001, offset in part by depreciation, amortization and other non-cash expenses, and changes in operating assets and liabilities. Net cash used in operations was $6.7 million in 2001 and $8.6 million in 2000. Cash used in these periods was primarily to fund the net losses of $24.5 million and $20.3 million incurred during these years, respectively, offset in part by depreciation, amortization and other non-cash expenses, and changes in operating assets and liabilities. Changes in operating assets and liabilities were largely the result of Lionbridge’s business operations during these periods in addition to the receipt in 2001 of a tax refund of $5.0 million related to the pre-acquisition operations of Data Dimensions.

Lionbridge has not experienced any significant trends in accounts receivable and work in process other than changes relative to the increase in revenue, as previously noted. Fluctuations in accounts receivable from period to period relative to changes in revenue are a result of timing of client invoicing and receipt of payments from clients.

Net cash used in investing activities increased $177,000 to $399,000 for the quarter ended March 31, 2003 from $222,000 for the corresponding quarter in the prior year. Investing activities for these periods consisted primarily of purchases of equipment with higher levels of equipment acquisitions occurring during the quarter ended March 31, 2003 as compared to the corresponding period of the prior year. Net cash used in investing activities was $3.5 million in 2002, $684,000 in 2001, and $6.0 million in 2000. Investing activities for these periods were primarily purchases of equipment and the acquisitions of eTesting in 2002, Quality Group Labs and Data Dimensions in 2001, and certain assets of the language services operation of Nortel in 2000.

Net cash used in financing activities decreased $1.0 million to $904,000 for the quarter ended March 31, 2003, from $1.9 million for the corresponding period of the prior year. The decreased use of cash for financing activities was primarily as a result of a $1.0 million repayment of subordinated debt during the quarter ended March 31, 2003 as compared to $2.0 million reduction in amounts outstanding under the line of credit facility in the corresponding period of the prior year. Net cash provided by financing activities was $640,000 in 2002, primarily the result of proceeds from the issuance of, as well as a net increase in, short-term debt, and proceeds from the issuance of common stock. Net cash provided by financing activities amounted to $2.5 million in 2001 and $19.0 million in 2000. In 2001, the primary financing activities were the issuance of $5.0 million of notes, partially offset by payments made on long-term and short-term obligations. Primary financing activities in 2000 came from the private placement of common stock, with additional resources being provided by borrowings against Lionbridge’s bank lines of credit in each year as well as the issuance of the subordinated debt and convertible promissory notes in 2000.

As of March 31, 2003, $10.7 million was outstanding under Lionbridge’s line of credit facility with a commercial bank out of a total facility of $15.0 million. The facility is based on the value of certain Lionbridge assets worldwide. The facility requires Lionbridge to maintain certain financial covenants and restricts the payment of dividends. The facility bears interest at prime rate plus 2.00% (6.25% at March 31, 2003) and is collateralized by worldwide accounts receivable. In March 2003, Lionbridge extended the term of its line of credit facility through April 1, 2005 and increased the facility by $2.0 million to $15.0 million with a modification to certain financial covenants from the prior facility. The facility will initially bear interest at the lender’s prime rate plus 1 1/2% (6.25% at March 31, 2003) and may be adjusted if Lionbridge achieves certain operating results, down to the lender’s prime rate plus  1/2%. Other terms and conditions are similar to the prior arrangement. Loan commitment fees associated with this extension term total $230,000 and will be amortized as interest expense through April 1, 2005. The line of credit agreement was previously amended in April 2002 to extend the maturity date to April 1, 2003. In conjunction with this amendment, Lionbridge paid a commitment fee of $206,000, which was recorded as a deferred financing cost and has been amortized ratably as interest expense through April 1, 2003.

In June 2001, Lionbridge entered into a subordinated debt agreement pursuant to which Lionbridge issued a 12% promissory note in the amount of $5.0 million. Under the terms of this subordinated debt agreement, if principal and accrued interest due under the notes were not paid on October 31, 2001, the note would automatically convert into a new note with essentially identical terms but with a principal amount of $8.0 million. Lionbridge elected not to repay the principal and interest due under the note on October 31, 2001, and accordingly, as of that date, the note converted into a note in the principal amount of $8.0 million due on September 30, 2006, with interest payable quarterly in arrears at 12% per year. The $3.0 million discount on the new note is being accreted as interest expense, on a straight-line basis, over the period from November 1, 2001 to September 30, 2006.

In the second quarter of 1999, Lionbridge’s wholly owned subsidiary, INT’L.com, assumed International Language Engineering’s obligation under a promissory note to a former ILE stockholder in the amount of $3.25 million as part of its acquisition of ILE. The promissory note accrued interest at 8.5% per year and matured in June 2002. The promissory note is subordinate to all indebtedness owed by INT’L.com to any bank, pension fund, insurance fund or other financial institutions. In July 2002, Lionbridge paid $1.0 million of the amount due under this note and amended the note to increase the interest rate to 10% and to extend the maturity dates of the remaining $2.25 million such that $250,000 was paid in October 2002, $1.0 million was paid in January 2003, and the remaining $1.0 million would be payable in April 2003 subject to compliance with senior bank covenants. In June 2003, the parties agreed that $250,000 of the payment originally scheduled for April 2003 would be payable on July 1, 2003, and that the remaining $750,000 would be repaid subject to Lionbridge’s compliance with senior bank covenants. On July 1, 2003, $250,000, plus accrued interest, was paid.

In the first quarter of 1999, Lionbridge entered into subordinated loan agreements with Morgan Stanley Venture Capital Fund II Annex, L.P. and Morgan Stanley Venture Investors Annex, L.P., existing stockholders of Lionbridge, and Capital Resource Lenders III, L.P. Under the terms of the agreements, Lionbridge issued $12.0 million of subordinated notes. The agreements require Lionbridge to comply with several operating and financial covenants, including a prohibition on the payment of dividends to its stockholders. In connection with its initial public offering, Lionbridge repaid $6.0 million of the subordinated notes and Capital Resource Lenders and the Morgan Stanley-sponsored limited partnerships agreed to defer the repayment of the remaining $6.0 million of the subordinated notes that would otherwise have been due upon the completion of its initial public offering. A subsequent amendment of the debt agreements in March 2001 extended the maturity date of the notes to the earlier of January 31, 2002 or an underwritten public offering by Lionbridge with aggregate proceeds of at least $10.0 million. In December 2001, the notes were amended to change the maturity date of the notes to April 15, 2002. The notes issued to Capital Resource Lenders were further amended in May 2002 to extend the maturity date of the notes to April 30, 2004. In August 2002, the terms of the subordinated debt agreements with the Morgan Stanley-sponsored limited partnerships were amended to extend the maturity date of the notes to July 31, 2003. The terms of these subordinated debt agreements prohibit Lionbridge from paying dividends to its stockholders. As of March 31, 2003, approximately $5.98 million was outstanding under these subordinated notes.

As of March 31, 2003, Lionbridge’s other significant financial commitments consisted of $3.5 million of notes payable to former stockholders of INT’L.com. The notes bear interest at 6% per year for the first year of the term of the notes, and the interest rate increases by 1% for each successive year of the term of the notes (10% at December 31, 2002). One half of the interest accruing in each semi-annual period is payable semi-annually on January 1 and June 30 during the term of the notes and the remaining interest is payable upon the maturity of the notes. The principal amount of the notes, together with any accrued but unpaid interest, is payable in April 2005. Lionbridge also has obligations of $249,000 as of March 31, 2003 under an equipment financing facility and obligations under operating and capital leases.

As of December 31, 2002, the commitment for principal debt payments over the next five years is as follows (and reflects the extension of Lionbridge’s commercial credit facility as discussed above):

	2003	2004	2005	2006	2007	Total
Lines of credit	$—	$—	$10,501,000	$—	$—	$10,501,000
Notes payable to stockholders	2,000,000	—	3,500,000	—	—	5,500,000
Subordinated debt	1,000,000	4,981,000	—	8,000,000	—	13,981,000
Equipment financing	215,000	27,000	7,000	—	—	249,000

	$3,215,000	$5,008,000	$14,008,000	$8,000,000	$—	$30,231,000

The following table summarizes Lionbridge’s contractual cash obligations at December 31, 2002 and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Debt	$30,231	$3,215	$19,016	$8,000	$—
Interest on debt	7,801	2,742	4,331	728	—
Capital leases	319	131	188	—	—
Equipment operating leases	782	554	198	25	5
Real estate operating leases	22,864	4,040	5,626	3,009	10,189

	$61,997	$10,682	$29,359	$11,762	$10,194

Lionbridge has agreements with the Irish Industrial Development Agency regarding financial grants to its Irish subsidiaries from this agency. Under the agreements, the Irish subsidiaries may not pay dividends or otherwise distribute cash, including any distributions to Lionbridge. In addition, Lionbridge’s European subsidiaries, including its Irish subsidiaries, are restricted from paying dividends under the terms of its commercial credit facility with Silicon Valley Bank. These restrictions have not had an impact on Lionbridge or any of its subsidiaries and Lionbridge does not expect that these restrictions will have a material impact in the future.

As of March 31, 2003, Lionbridge had cash and cash equivalents, excluding restricted cash, of $8.2 million and an additional $2.6 million available for borrowing under its bank line of credit. Lionbridge’s future financing requirements will depend upon a number of factors, including its operating performance and increases in operating expenses associated with growth in its business. Lionbridge anticipates that its present cash position and available financing should provide adequate cash to fund its currently anticipated cash needs for the foreseeable future. Lionbridge may seek additional financing in the future, but cannot ensure that additional financing will be available to Lionbridge at terms acceptable to it, if at all.

Lionbridge does not have any special purpose entities or off-balance sheet financing arrangements.

Recent Accounting Pronouncements

On April 30, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies the accounting guidance on (1) derivative instruments, including certain derivative instruments embedded in other contracts, and (2) hedging activities that fall within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and hedging Activities” (“SFAS No. 133”). SFAS No. 149 amends SFAS No. 133 and certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. Lionbridge does not believe that SFAS No. 149 will have a significant impact on reported financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Accounting for Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Lionbridge will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. Lionbridge does not expect that the adoption of SFAS No. 146 will have a material impact on its financial position or results of operations.

In November 2002, the EITF reached a consensus on EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 addresses revenue recognition on arrangements encompassing multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. Lionbridge is currently assessing the impact that the adoption of EITF 00-21 may have on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Lionbridge has evaluated its existing arrangements for items which would be required to be accounted for in accordance with FIN 45 and the required disclosures as of December 31, 2002 have been included in Note 8 of its consolidated financial statements included in this prospectus.

In December 2002, the FASB issued FASB Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“FASB No. 148”). FASB No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FASB No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of FASB No. 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The disclosure provisions of FASB No. 148 have been adopted by Lionbridge as of December 31, 2002. Lionbridge has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Quantitative and Qualitative Disclosures About Market Risk

Lionbridge is exposed to market risk related to changes in interest rates and foreign currency exchange rates. Lionbridge does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk.    Lionbridge is exposed to market risk from changes in interest rates with respect to its line of credit with a commercial bank. There was $10.7 million outstanding as of March 31, 2003 under this credit facility. A hypothetical increase of 1% in the variable rate used as the basis for the interest charges on the line of credit in the quarter ended March 31, 2003 would result in an estimated $107,000 increase in annualized interest expense, assuming a constant outstanding balance of $10.7 million. Lionbridge is exposed to market risk through its investing activities. Lionbridge’s investment portfolio consists solely of investments in high-grade, commercial bank money market accounts. A hypothetical 10% increase or decrease in interest rates would not have a material impact on the carrying value of Lionbridge’s investments due to their immediately available liquidity or their short maturity.

Foreign Currency Exchange Rate Risk.    The majority of Lionbridge’s contracts with clients are denominated in U.S. dollars. However, 47% and 38% of its costs and expenses for the three months ended March 31, 2003 and 2002, respectively, and 49% and 39% of its costs and expenses for the years ended December 31, 2002 and 2001, respectively, were denominated in foreign currencies. 38%, 38% and 35% of its assets were recorded in foreign currencies as of March 31, 2003, December 31, 2002 and December 31, 2001, respectively. 17%, 23% and 17% of its liabilities were recorded in foreign currencies as of March 31, 2003, December 31, 2002 and December 31, 2001, respectively. The principal foreign currencies applicable to Lionbridge’s business are the Euro and the Yen. Therefore, Lionbridge is exposed to foreign currency exchange risks. Recently the U.S. dollar has been volatile relative to foreign currencies, particularly the Euro and the Yen. Lionbridge has not historically tried to reduce its exposure to exchange rate fluctuations by using hedging transactions. However, it may choose to do so in the future. Lionbridge may not be able to do this successfully. Accordingly, Lionbridge may experience economic loss and a negative impact on earnings and equity as a result of foreign currency exchange rate fluctuations.

BUSINESS

General

Lionbridge is a leading provider of outsourced globalization and testing services that enable clients to develop, release, manage and maintain their technology applications and enterprise content globally. Globalization is the process of adapting content and products to meet the language and cultural requirements of users throughout the world. Testing is the process of ensuring the quality, interoperability, usability and performance of clients’ software, hardware, Web sites and content. Testing also includes product certification and competitive analysis. Lionbridge offers its testing services under the VeriTest brand. Lionbridge serves global businesses primarily in the technology, consumer, retail, industrial, financial services, life sciences and manufacturing industries.

Industry Background

Globalization

Companies around the world are increasingly operating on a global scale. Globalization and international trade continue to expand as businesses strive to grow revenues by supporting and expanding their diverse geographic markets. According to independent industry research firm Common Sense Advisory, top U.S.-based businesses derived an average of 46% of their worldwide revenue from outside the U.S. in 2001. Although organizations benefit from globalization and international trade, they face growing challenges as they respond to and take advantage of globalization including:

•	satisfying globally dispersed clients;

•	managing a global workforce; and

•	addressing language, cultural, budgetary and technical complexities.

The Internet and corporate Intranets provide an easily accessible and updateable forum for businesses of all sizes to communicate with employees, customers and partners around the world. Increasingly, a company’s Web site represents its most frequent contact with customers, partners, shareholders and employees and must accurately and articulately convey a company’s message globally. Employers utilize corporate Intranets to distribute corporate information, conduct training, track sales data and provide many additional employee resources. As the Internet links companies with suppliers and partners on a world-wide scale, globalized content must seamlessly facilitate and support these business transactions on an ongoing, continuous basis.

Organizations are increasingly reliant on technology-based, enterprise-scale language service providers to maximize the value of their content assets, and thus the return on their content management system investment. We expect that organizations will continue to require outsourced, technology-based solutions that integrate with their content processes and systems. We also expect that the demand for proven content management expertise, global resources and workflow technology will continue to grow.

The worldwide growth in Internet-related technologies is creating new market opportunities for technology organizations. Software and hardware vendors have a growing need for globalization services as they have increasingly focused their sales and marketing efforts outside of North America. The software industry is also shifting from episodic, country-by-country product releases to ongoing product upgrades and updates that can reach users simultaneously worldwide over the Internet. As a result, technology organizations must manage a rapid and dynamic globalization process that facilitates the blending of technology code and Internet content.

Global organizations are also changing the way they maintain their technology systems and  applications. Companies no longer need to bring skilled technical resources on-site to service their applications, but can now distribute and provide access to their applications directly to development resources worldwide.  As a result, organizations’ needs for global development and maintenance services are growing and these organizations are increasingly outsourcing their development and maintenance requirements as a more cost- effective means to develop, support and maintain their applications and products.

As part of their efforts to manage costs, maintain strategic focus and respond to competitive pressures, businesses increasingly outsource non-core operations to third party vendors. By outsourcing globalization activities, organizations can:

•	reduce the time and cost of releasing products and content worldwide;

•	address multiple international markets simultaneously;

•	streamline internal processes for managing multilingual content and processes;

•	maximize investments in content management systems;

•	leverage a scalable global resource for managing frequently changing content and technical requirements;

•	achieve greater consistency of corporate content in multiple geographies, thereby increasing brand integrity; and

•	more efficiently manage internal information technology resources and costs by outsourcing non-core development and maintenance.

Testing

Technology platforms have become more numerous and more complex at the hardware level, the operating system level and the application level. A recent Forbes Magazine article stated, “The Microsoft Windows Operating System has 50 million lines of code and grows 20% with each release. It is put together by 7,200 people, comes in 34 languages and supports 190,000 devices.” Carnegie Mellon’s Software Engineering Institute estimates that the typical professional coder makes 110 errors for every 1,000 lines of code, which means a typical complex enterprise system might be written with 11 million bugs. Within this increasingly complex development environment software and hardware vendors must make sure that their technology products, applications and web sites:

•	work as designed;

•	work well with disparate hardware, operating systems, applications and devices;

•	scale across complex global technology environments;

•	perform under heavy load and stress;

•	meet industry standards; and

•	perform better than the competition.

Technology complexities also impact businesses in all industries as internal information technology (IT) systems become the backbone that powers their operations. Testing plays a critical role as businesses continue to develop, purchase and deploy new technology systems and applications and take on new IT initiatives to address business problems and make their operations more efficient. Whether it’s a new technology platform, a back-end processing system, a corporate web site, a server consolidation initiative or a customer relationship management system, organizations cannot afford to have their IT systems fail.

Businesses are increasingly outsourcing non-core operations to third party vendors. As systems become more complex and IT budgets continue to shrink, organizations in all industries will continue to rely on outsourced testing services to ensure the technology applications and systems they develop, purchase and deploy work. For software and hardware vendors, as well as for enterprise organizations, trends in technology that are placing new demands for outsourced testing include:

•	advances in high end server and storage technology;

•	the adoption of wireless and Internet-based technologies;

•	the need for increased security and compliance;

•	the complexity and interoperability requirements for line of business applications; and

•	the sheer volume of transactions and data.

These increasing complexities require global-scale, independent testing capabilities and expertise well beyond the scope of an internal testing or IT department. In addition, by outsourcing testing and certification services to unrelated, third party vendors, businesses are able to provide their customers with more credible, independent testing results than if the businesses conducted the testing internally.

Lionbridge Solution

Lionbridge provides a suite of globalization and testing outsourcing services to businesses, particularly in the technology, consumer, retail, industrial, financial services, life sciences and manufacturing industries. Lionbridge’s solutions include product and content globalization; application development and maintenance; software and hardware testing and product certification and competitive analysis. Lionbridge’s services enable global organizations to increase market penetration and speed adoption of global products and content, enhance return on enterprise applications and content management system investments, and reduce costs. Lionbridge provides the following core benefits to clients:

Integrated Full-Service Offering.    Lionbridge serves as an outsource partner throughout a client’s product and content lifecycle from development and globalization to testing and maintenance. Clients rely on Lionbridge’s globalization services to develop, release and maintain their global technology applications and to deliver multilingual content to their clients, partners and employees throughout the world. Lionbridge’s testing services enable clients to achieve superior product quality and reduce downstream support costs, while its product certification and competitive analysis testing services confirm that software and hardware vendors’ applications meet industry-defined standards for quality and compatibility, and deliver measurable performance against competitive offerings. This unified suite of solutions allows Lionbridge to serve as its clients’ single outsource provider for developing, releasing, testing and maintaining multilingual technology and content across global end markets. By outsourcing to a large-scale globalization provider, organizations can focus on their core competencies, drive process improvements and speed the process of communicating large amounts of data throughout their global organization.

Established Global Presence.    Lionbridge operates globalization and testing service centers in nine countries on four continents. Lionbridge leverages its global resources and proven program management capabilities to provide client delivery teams that have the optimal technical, linguistic and industry expertise and skills to meet each client’s specific needs. Lionbridge’s global infrastructure enables Lionbridge to meet its clients’ budgetary and geographic needs and deliver high-value, cost-effective globalization and testing services.

Proven Program Management Methodologies.    At the center of all Lionbridge services are its company-wide methodologies that provide a systematic, specific approach for the delivery of globalization and testing projects. This approach enables Lionbridge to establish accountability, communications and processes throughout a client project to ensure high quality, reliability and consistency across all Lionbridge production sites. They also increase Lionbridge’s productivity and provide a baseline for continuous process improvement and the transfer of knowledge and expertise within the Lionbridge organization.

Lionbridge believes that demand for its services will remain strong as companies continue to operate on a global basis, with the Internet playing a major role in the way businesses operate. By offering a one-stop solution to globalization needs, Lionbridge has become a key outsource provider to companies operating in a global marketplace. Lionbridge compliments its globalization offering by providing its clients with testing, product certification and competitive analysis, thereby providing a complete outsourcing solution for its clients’ globalization and testing needs.

Lionbridge’s Strategy

Lionbridge’s goal is to be the leading provider of integrated globalization and testing services. The following are the key elements of our strategy:

Leverage Our Service Offerings to New and Existing Clients.    We seek to increase the services we provide to our existing clients by selling to other product groups within the same client organization. In addition, we seek to leverage product knowledge acquired on one project (for example, globalization of a product release) to sell services to different enterprise functions within the same client (for example, compliance testing, logo certification, localization of client support, knowledgebases and training materials). We have organized our sales force to allow us to coordinate our globalization and testing sales activities to effectively target new and existing clients. As a result, in 2002 and 2003, we have successfully increased the number of clients who have purchased multiple offerings from us.

Continue to Anticipate Changing Client Needs.    The market for our services is characterized by rapidly changing client requirements and evolving technologies and industry standards. For example, the Internet is enabling the technology industry to shift from episodic product releases to ongoing, smaller application updates. It is also enabling clients to take advantage of lower cost offshore solutions for developing and maintaining technology applications and non-core business functions. Through our program management methodologies, language technologies, global infrastructure and our years of experience, we are successfully anticipating these shifts, as well as other changing client requirements, and we intend to continue to adapt our services and methodologies, and develop new solutions to keep pace with our clients’ changing technical budgetary and geographic needs.

Provide Content Globalization Services to More Clients.    As part of our globalization services, we offer content globalization where we provide multilingual content services for our clients’ Web-based content, technical support databases, training materials and sales and marketing information. We intend to pursue this service offering with more clients because this content needs to be continuously updated, therefore providing us with additional recurring revenue opportunities.

Expand Strategic Relationships.    We have established strategic relationships with leading content management providers, including Documentum, Interwoven, Vignette and Microsoft. While virtually all of our revenue has been generated through a dedicated, direct sales force, these partnerships have delivered significant new customer leads for our sales people. In order to further increase our sales pipeline, we intend to pursue relationships with other enterprise software vendors and systems integrators.

Continue Strategic Acquisitions.    From 2000 through 2002, we have made several acquisitions to augment and enhance our globalization and testing services offering. We intend to continue pursuing strategic acquisitions that provide greater niche expertise, complementary service offerings, additional geographic reach and new client opportunities.

Lionbridge Services

Lionbridge provides a full suite of globalization and testing services to businesses. Our services include the following:

Globalization Services

Lionbridge provides the following globalization solutions:

Content Globalization.    Content globalization is the adaptation of Internet, Intranet, interactive, or packaging content to meet a target locale’s cultural, linguistic and business requirements, and enables organizations to communicate effectively with their customers, partners and employees in international markets. Lionbridge provides multilingual content services which include translating and maintaining its clients’ Web-based content, technical support databases, training materials and sales and marketing information. By utilizing technology and integrating with its clients’ content management processes and systems, Lionbridge is able to manage the translation process in an automation-assisted manner for large volumes of content. Lionbridge combines technical writing and translation expertise, design and production capabilities, program management, standards-based automation technology and process optimization techniques to provide high-quality, client-specific solutions for multilingual content.

For example, Lionbridge’s content globalization services have played a critical role as a joint venture of three multinational engineering and construction firms build a multi-billion dollar petrochemical complex in Asia. Lionbridge will work with the client to manage the translation and dissemination of more than 2.5 million pieces of multilingual web content to support the 20,000 non-English speaking employees over the next three years—including procedure manuals, health and safety documentation, legal and financial documents. By outsourcing this globalization program to Lionbridge, this client estimates that it will save more than $2 million versus doing it internally.

For another large client, Lionbridge is managing frequently changing content for a multilingual technical support Web site. Lionbridge is automating the process of extracting English language content from the client’s content site, routing it through translation memory technology and workflow processes and publishing the translated content directly to the client’s multilingual support Web site. By working with Lionbridge, this client estimates that it is saving more than 30% of the time and cost associated with the ongoing management of this multilingual online support site.

Product Globalization.    Lionbridge creates foreign language versions of its clients’ products and software applications, including the user interface, on-line help systems and documentation. Through its internationalization, software localization and technical translation services, Lionbridge provides its clients with re-engineered and culturally adapted multilingual versions of their products and applications. Lionbridge’s product globalization services enable Lionbridge clients to release fully operable hardware and software products that are adapted to the cultural, linguistic and technical requirements of specific international markets.

As an example, Lionbridge provides localization for a global technology provider that releases dozens of new consumer hardware and software products in more than 20 countries every year. Lionbridge localizes software and related documentation, user interfaces and help screens. The Lionbridge process is integrated with and essential to the client’s worldwide product release cycle. As a result, this client estimates that it is reducing the time it takes for its new products to reach international markets by more than 30% and reducing its costs by 25%, while increasing its customer satisfaction worldwide.

Application Development and Maintenance.    To support clients’ global product releases, Lionbridge offers a scalable application development and maintenance solution which includes custom software enhancements and legacy application maintenance. Core to this solution is Lionbridge’s global team approach that combines program management either onsite at the client’s operation or near the client’s operation, and application development and maintenance activities executed at service centers in Ireland and China. This onshore, near shore, offshore model leverages Lionbridge’s global infrastructure and enables Lionbridge to offer a high-

quality, low-cost application development and maintenance solution that optimizes clients’ existing resources and reduces their cost of supporting client applications in international markets.

For a Fortune 250 company in the energy industry, Lionbridge is migrating several of the company’s back end applications to a new technology platform and maintaining its legacy systems with a combination of onsite program management and near-shore code development, support and maintenance. By working with Lionbridge, the client believes that it is able to better manage the deployment of new IT systems and more cost-effectively manage its legacy applications.

Globalization Services Delivery.    By integrating language skills, global resources and application development and maintenance expertise, Lionbridge provides a unified approach to developing, releasing and maintaining multilingual technology products and offers a high-return solution for worldwide product support.

Lionbridge uses a combination of internal and external translators, as well as translation software, for its globalization services. Lionbridge directly employs over 130 translators and editors. Lionbridge also maintains relationships with approximately 4,000 third-party individual, local-country translators, including independent agencies and freelance professionals. This global network of employees and third-party translators gives Lionbridge the ability to provide client delivery teams that have the appropriate combination of linguistic, technology and industry domain expertise, and local country presence, to meet each client’s specific needs. This flexible and scalable model also enables Lionbridge to manage large, complex client engagements while minimizing its fixed costs.

Lionbridge’s delivery of its globalization solutions centers on its Rapid Globalization Methodology. RGM is a proven, repeatable process designed to ensure consistency around the world. A roadmap for effective globalization, RGM offers a systematic approach to adapting products and content to a target locale’s technical, linguistic and cultural expectations. Lionbridge’s RGM also standardizes processes throughout every Lionbridge solution center, defines key activities, and specifies goals for each localization project. This approach enables Lionbridge to deliver high quality, localized versions of products and content across multiple languages and cultures in a timely fashion.

Lionbridge globalization services incorporate the Localization Globalization Platform, an array of technologies that augment the methodology and expertise employed by Lionbridge’s globalization teams. LGP combines Lionbridge proprietary technology with standard, off-the-shelf tools to provide clients with a flexible technology platform to support efficient, high-quality globalization. LGP integrates with Lionbridge’s clients’ production environments. LGP includes a collaboration portal for all project participants; a repository connector to select, extract and route content for localization; process automation tools; and language management tools which leverage previously translated segments across multiple file formats. Lionbridge’s technology solutions increase the quality of multilingual content, make the globalization process more efficient and minimize translation costs as client programs grow in scope and duration. This technology-based approach to client programs allows Lionbridge to increase its opportunities for recurring clients and enhances its ability for margin growth.

Testing Services

Lionbridge provides a variety of testing, competitive analysis and certification services to its clients through its VeriTest division. VeriTest services include:

Performance Testing.    Performance testing is the process of determining whether a Web site or application will perform and function appropriately when high usage levels occur, either through an increase in the number of users accessing the Web site or application, or through an increase in the complexity of activity conducted on the site or application at a given time.

Quality Assurance.    VeriTest provides a range of services to verify that a client’s hardware, software, Web site, or internal application does not have bugs, glitches, or oversights that could impact the functionality, compatibility, interoperability or performance of that application.

Usability Testing.    Usability testing is the process of determining the extent to which a client’s hardware, software, Web site, or internal application meets users’ expectations for ease of use.

Globalization Testing.    VeriTest determines whether the product is ready for global release by ensuring that locale-dependent functions work as intended within the local hardware and software environment of the end user.

Competitive Analysis.    VeriTest measures the performance, functionality, or usability of a client’s hardware, software or Web application against competitive offerings. In addition to providing competitive analysis services to clients, VeriTest also designs, writes and tests benchmark tools for PC Magazine.

Product Certification.    VeriTest provides product certification programs for many leading software, hardware and telecommunications companies, including Microsoft, AT&T Wireless, BMC Software, Novell and Alcatel. These sponsoring companies retain VeriTest to develop and administer test criteria that independent software vendors must satisfy before they may display the sponsor’s logo (such as Microsoft’s Certified for Windows® Server 2003) on their products. These certification tests confirm that software vendors’ applications properly interact with those of the platform vendor.

VeriTest conducts testing activities for its clients through its advanced technology labs located in Asia, Europe and the United States. VeriTest also provides clients with onsite test engineers, architects and project managers to execute specific testing activities within the client’s own development center.

VeriTest uses its Structured Testing Methodology (STM) to develop a specific testing process for each project that meets clients’ technical, geographic and economic needs. STM also ensures quality and reliability throughout each VeriTest lab and throughout a client’s testing process.

Sales and Marketing

Substantially all of our revenue has been generated through our dedicated direct sales force. We currently have 59 direct sales professionals based in the United States, Europe and Asia who sell the full range of our services. Our sales approach involves planning for an organization’s unique ongoing requirements, including future versions of products, and ongoing support, maintenance and training, related to both technology products and content.

In the past twelve months, we have realigned and re-trained our sales force to better position us for cross-selling opportunities across service lines and to more effectively develop and pursue new sales opportunities within large enterprise organizations. We have also deployed new sales collaboration processes and technologies to facilitate cross-selling and team-selling both within targeted vertical markets and across geographically disperse decision-makers. As a result, in 2002 and 2003, we have successfully increased the number of clients who have purchased multiple offerings from us. In addition, we have designed sales incentive programs and structured our variable compensation programs to reward sales team members for winning business with new clients as well as expanding revenue opportunities within existing client accounts, particularly within firms outside of our traditional client base.

Clients

Our clients are predominantly Global 2000 companies in the technology, consumer, retail, industrial, financial services, life sciences and manufacturing industries. During the year ended December 31, 2002, we provided services to approximately 490 clients worldwide. The following companies are representative Lionbridge clients, each of whom purchased more than $1.0 million in services from us in the year ended December 31, 2002:

Canon	Macromedia	Page Factory Co.
Cisco Systems	Merck & Co.	PTC
Compaq Computer	Microsoft	Retek
Epson	Nestle Group	SAP
Hewlett Packard	Nokia	Schneider Electric
Hyperion Software	Nortel Networks	Sun Microsystems
IBM	Novell	Unicare Life & Health Insurance
Lexmark International	Oracle Corp.

In 2002, our largest client, Hewlett Packard, accounted for approximately 21% of total revenue. This percentage includes revenue from Compaq, a Lionbridge client that merged with Hewlett Packard in May 2002. During the year, we provided testing and globalization services for 22 functional divisions within the Hewlett Packard organization. In 2001, Hewlett Packard accounted for 13% of total revenue. No other client individually accounted for more than 10% of revenue in 2002, 2001 or 2000. In 2002, 2001 and 2000, our five largest clients accounted for approximately 39%, 32% and 33% of revenue, respectively.

Competition

Lionbridge provides a broad range of solutions for worldwide deployment of technology and content to its clients. The market for its services is highly fragmented, and Lionbridge has many competitors. Lionbridge’s current competitors include the following:

•	Localization or translation services providers such as Bowne Global Solutions (a unit of Bowne & Co.), SDL plc and regional vendors of translation services specializing in specific languages in particular geographic areas. Occasionally, Lionbridge will compete with other companies which provide language technology tools or related services;

•	Independent testing labs providing testing and logo certification services such as National Software Testing Laboratories (a subsidiary of CMP Media) and Keylabs;

•	Information technology consulting organizations such as Keane that provide outsourced application development and management and testing services;

•	Software development and services divisions of India-based organizations such as Wipro Ltd. and Infosys Technologies Ltd.; and

•	Internal globalization and testing departments of Global 2000 and large emerging companies.

Lionbridge may also face competition from a number of other companies in the future, including some companies that currently seek localization services from it. As businesses shift from telephonic support centers to Web-based support, technical support call centers and others that currently provide traditional outsourcing services may decide to provide comparable globalization services over the Internet. Other potential entrants into Lionbridge’s market include India-based offshore development organizations that are providing a range of software development, testing and maintenance services for global technology companies. As content management software is deployed internationally, these firms may be required to assist their customers with maintaining multilingual databases. While today these companies are often working with Lionbridge to assist in meeting their customers’ needs, it is possible that over time they may expand into offering competitive services.

From time to time, new companies may enter Lionbridge’s globalization industry. Although Lionbridge builds proprietary applications on top of standard translation memory software licensed from third parties in its localization process, and to a lesser extent machine translation software also licensed from third parties, Lionbridge’s technology does not preclude or inhibit others from entering its market.

Lionbridge believes the principal competitive factors in providing its services include its ability to provide clients a comprehensive set of services that address multiple phases of a client’s technology application and content lifecycle; its global infrastructure that supports cost effective, high quality client delivery onsite, onshore, near shore and offshore; project management expertise; quality and speed of service delivery; vertical industry expertise; expertise and presence in certain geographic areas and corporate reputation. Lionbridge believes it has competed favorably with respect to these factors and has a strong reputation in its industry.

Intellectual Property Rights

Lionbridge’s success is dependent, in part, upon its proprietary methodologies and practices, including its Rapid Globalization Methodology and Structured Testing Methodology, its Lionbridge Globalization Platform

technologies, its proprietary testing practices and methodologies and other intellectual property rights. Lionbridge has patents or patent applications pending relating to its language automation translation memory engine. Lionbridge relies on a combination of trade secret, license, nondisclosure and other contractual agreements, and copyright and trademark laws to protect its intellectual property rights. Existing trade secret and copyright laws afford Lionbridge only limited protection. Lionbridge enters into confidentiality agreements with its employees, contractors and clients, and limits access to and distribution of Lionbridge’s proprietary information. Lionbridge cannot assure you that these arrangements will be adequate to deter misappropriation of its proprietary information or that it will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

Human Resources

As of March 31, 2003, Lionbridge had 1,301 employees. Of these, 1,049 were service delivery professionals performing functions such as program management, linguistic quality assurance, test engineering, development and consulting, and 252 were management and administrative personnel performing marketing, sales, operations, process and technology, research and development, finance, accounting and administrative functions.

Lionbridge has been successful in hiring individuals with leading-edge technical skills and project management experience. In addition, Lionbridge is committed to employee training and retention. Lionbridge has a dedicated knowledge management team that initiates and oversees the training and development of its service delivery professionals. Key organizational development initiatives include ongoing technical and project management classes as well as career path management and guidance.

Most employees are eligible to participate in Lionbridge’s stock option program. Additionally, a large number of Lionbridge’s employees are eligible to participate in its employee stock purchase program.

Lionbridge’s employees in France are represented by a labor union, and there are works councils in The Netherlands and Germany. Lionbridge has never experienced a work stoppage and believes that its employee relations are good.

Properties

Lionbridge maintains operational service centers in the United States, Brazil, Ireland, France, Germany, The Netherlands, China, Japan and South Korea. Lionbridge maintains sales offices throughout the United States as well as in Dublin, Ireland; Paris, France; Rendsburg and Hamburg, Germany; Reading, England; Beijing, China; and Tokyo, Japan. Lionbridge’s headquarters and principal administrative, finance, legal and marketing operations are located in leased office space in Waltham, Massachusetts. Lionbridge’s lease is for a term of 4 years and expires on August 31, 2006. Lionbridge operational facilities are under leases of various terms. Its principal operational facilities are located as follows:

•	United States—Globalization: Boise, Idaho; Boulder, Colorado; Framingham, Massachusetts; and San Francisco, California;

•	United States—Testing: Boise, Idaho; Los Angeles, California; Morrisville, North Carolina; and Bellevue, Washington;

•	South America—Globalization: Sao Paulo, Brazil;

•	Europe—Globalization: Valbonne, France; Amsterdam, the Netherlands; Rendsburg, Germany; Dublin, Ireland; and Galway, Ireland;

•	Europe—Testing: Ballina, Ireland; and Paris, France;

•	Asia—Globalization: Tokyo, Japan; Beijing, China; and Seoul, South Korea; and

•	Asia—Testing: Beijing, China.

Legal Proceedings

On or about July 24, 2001, a purported securities class action lawsuit was filed in the United States District Court for the Southern District of New York against Lionbridge, certain of its officers and directors, and certain underwriters involved in Lionbridge’s initial public offering. The complaint in this action asserted, among other things, that Lionbridge’s initial public offering registration statement contained misstatements and/or omissions regarding the underwriters’ alleged conduct in allocating shares in Lionbridge’s initial public offering to the underwriters’ customers. In March 2002, the United States District Court for the Southern District of New York entered an order dismissing without prejudice the claims against Lionbridge and its officers and directors (the case remained pending against the underwriter defendants). On April 19, 2002, the plaintiffs filed an amended complaint captioned “In re Lionbridge Technologies, Inc. Initial Public Offering Securities Litigation,” Master File No. 21 MC 92 (SAS), naming as defendants not only the underwriter defendants but also Lionbridge and certain of its officers and directors. The amended complaint asserts claims under the antifraud provisions of the federal securities laws relating to, among other allegations, the underwriters’ alleged conduct in allocating shares in Lionbridge’s initial public offering and the disclosures contained in Lionbridge’s registration statement. Lionbridge understands that various plaintiffs have filed lawsuits making substantially similar allegations against approximately 300 other publicly traded companies in connection with the underwriting of their public offerings. On July 15, 2002, Lionbridge, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the complaint on various legal grounds common to all or most of the issuer defendants. In October 2002, the claims against Lionbridge’s officers and directors were dismissed without prejudice. In February 2003, the Court issued its decision on the motion to dismiss, ruling that the claims against Lionbridge under the antifraud provisions of the securities laws could proceed against Lionbridge and a majority of the other issuer defendants.

In June 2003, Lionbridge elected to participate in a proposed settlement agreement with the plaintiffs in this litigation which, if ultimately approved by the Court, would result in a dismissal, with prejudice, of all claims in this lawsuit against Lionbridge and its directors and officers. The settlement proposal is the product of discussions with the plaintiffs and the directors and officers liability insurers for Lionbridge and the other issuer defendants. The principal terms of the proposed settlement are set forth in a memorandum of understanding (MOU) that has been approved as to form by the plaintiffs, the insurers, and all of the issuer defendants. Under the terms of the MOU, the insurers will agree that if the plaintiffs in the aggregate fail to recover at least $1 billion from the underwriter defendants and non-settling issuer defendants (if any), the insurers will make up the difference between the amount recovered from the underwriter defendants and non-settling issuer defendants (if any) and $1 billion, thus guaranteeing the plaintiffs a minimum $1 billion recovery. The aggregate settlement payment (if any) made by the insurers to the plaintiffs and other settlement-related expenses paid by the insurers (collectively “Settlement Costs”) would be allocated equally among the insurance policies of the companies that sign the settlement agreement. The proposed settlement contemplates that any amounts necessary to fund the settlement or related expenses would come from issuers’ insurance policy proceeds as opposed to funds of Lionbridge or the other issuer defendants, though an issuer defendant could be required to contribute to the costs of the settlement if that issuer’s insurance coverage were insufficient to pay that issuer’s share of the Settlement Costs. Lionbridge expects that the amount of directors and officers liability insurance that it currently maintains will be adequate for this purpose. The process of obtaining approval by all parties to the MOU is now underway. Consummation of the proposed settlement is conditioned upon negotiating, executing, and filing with the Court final settlement documents, and final approval by the Court.

MANAGEMENT

Directors and Officers

The following table presents information about each of Lionbridge’s executive officers, senior managers and directors as of March 31, 2003.

Name	Age	Position
Rory J. Cowan	50	Chairman of the Board, Chief Executive Officer, President and Class III Director
Stephen J. Lifshatz	44	Senior Vice President and Chief Financial Officer
Myriam Martin-Kail	49	Chief Operating Officer
Paula Barbary Shannon	43	Senior Vice President, Sales
Edward A. Blechschmidt	50	Class II Director
Guy L. de Chazal	55	Class II Director
Paul Kavanagh	61	Class III Director
Claude P. Sheer	53	Class I Director

Rory J. Cowan founded Lionbridge in September 1996. Mr. Cowan served as Chairman and Chief Executive Officer of Stream International, Inc., a software and services provider, from May 1995 to June 1996. Mr. Cowan was also the Chairman and Chief Executive Officer of Interleaf, Inc., a provider of e-business applications, from October 1996 to January 1997. He was an Executive Vice President of R.R. Donnelley & Sons, a provider of commercial print and print-related services, from January 1991 to June 1996. Mr. Cowan also serves as a director of FairMarket, Inc., a provider of technology and services to run auction-style rewards programs and other online promotions.

Stephen J. Lifshatz joined Lionbridge in January 1997. Mr. Lifshatz served as the Chief Financial Officer of The Dodge Group, a developer of software for the financial services industry, from May 1996 to January 1997. He served in a number of senior financial roles, including Chief Financial Officer, of Marcam Corporation, a publicly traded software company, from May 1984 to May 1996.

Myriam Martin-Kail joined Lionbridge in December 1996. Ms. Martin-Kail served as European Director for Localization of Stream International, Inc. from April 1995 to December 1996 and Operations Manager, Dublin from September 1994 to September 1995.

Paula Barbary Shannon joined Lionbridge in November 1999. Ms. Shannon served as Vice President, Sales and Chief Marketing Officer of Alpnet, Inc., a provider of translation services, from March 1996 through October 1999, and was with Berlitz International, Inc., a language services firm, from 1986 through 1996.

Edward A. Blechschmidt was elected a director of Lionbridge on February 4, 2003. Mr. Blechschmidt was Chairman, Chief Executive Officer and President of Gentiva Health Services, a provider of specialty pharmaceutical and home health services, from March 2002 until July 2002. He served as President and Chief Operating Officer of the Olsten Corporation, a provider of staffing services and home health services, from October 1998 through March 2000, and was its Chief Executive from February 1999 through March 2000. From 1996 to 1998, Mr. Blechschmidt served as President and Chief Executive Officer of Siemans Nixdorf Americas and Siemens’ Pyramid Technology, as well as Executive Vice President and as a director of its parent company, Siemens Nixdorf Informationssysteme AG. Prior to joining Siemens, Mr. Blechschmidt served for more than 20 years with Unisys Corporation, a leading global provider of information technology and consulting services, including in the position of Chief Financial Officer. Mr. Blechschmidt is a director of Gentiva Health Services, a provider of home health care services, Garden Fresh Restaurant Corp., a restaurant operator, and Neoforma, Inc., a provider of supply chain management solutions for the healthcare industry.

Guy L. de Chazal has been a director of Lionbridge since February 1998. Mr. de Chazal has been with Morgan Stanley since 1986, currently as a managing director of Morgan Stanley & Co. Incorporated and individual managing member of Morgan Stanley Venture Partners II, L.P.

Paul Kavanagh has been a director of Lionbridge since December 1996. Mr. Kavanagh has served as an industry consultant since January 1998. Mr. Kavanagh served as President Europe, Middle East and Africa of Stream International, Inc. from August 1995 to January 1998. From April 1992 to August 1995, Mr. Kavanagh was Managing Director Europe, Middle East and Africa of R.R. Donnelley & Sons. Mr. Kavanagh is retired President of Modus Media Europe, a provider of outsourced solutions to companies.

Claude P. Sheer has been a director of Lionbridge since March 1999. Mr. Sheer has served as an industry analyst and consultant since April 1999 and is a partner of Barn Ventures L.L.C., a venture capital fund. Mr. Sheer served as Senior Advisor to and Chief Internet Strategist of Ziff Davis, a media and marketing company, from November 1998 through April 1999. From 1980 to November 1998, Mr. Sheer served in a number of executive roles for Ziff Davis, including President, ZD Publishing; President, U.S. Publications; and President, Business Media Group.

Lionbridge’s executive officers are elected by and serve at the discretion of the board of directors and until their successors have been duly elected and qualified. There are no family relationships among any of its executive officers and directors.

Committees of the Board

The Board of Directors has an Audit Committee and a Compensation Committee, both of which are comprised solely of independent directors. The Board of Directors does not have a Nominating Committee.

The Audit Committee selects the independent auditors to be employed by Lionbridge, reviews generally the internal and external audit plans and the results thereof, and reviews generally Lionbridge’s internal controls with the auditors. The members of the Audit Committee are Messrs. Blechschmidt, de Chazal, Kavanagh and Sheer. Mr. de Chazal was elected as a member of Audit Committee in December 2002 upon the resignation of Douglas Kingsley as a director of Lionbridge and member of the Audit Committee. Mr. de Chazal served as the chairman of the Audit Committee from the time of his election to the Committee in December 2002 until the election of Mr. Blechschmidt as a director and chairman of the Audit Committee in February 2003, and remains a member of the Audit Committee. The Board has determined that Mr. Blechschmidt is an audit committee financial expert.

The Compensation Committee reviews the compensation of senior management and reviews and recommends to the Board the adoption of any compensation plans in which directors and officers are eligible to participate. Messrs. de Chazal, Kavanagh and Sheer are the members of the Compensation Committee and Mr. Sheer serves as its chairman.

Compensation Of Directors

The Board of Directors of Lionbridge is currently fixed at five members and divided into three classes. Each class serves for three years, with the terms of office of the respective classes expiring in successive years. The director in Class I will be a nominee for election to a three-year term at the 2006 Annual Meeting of Stockholders, the directors in Class II will be nominees for election to three-year terms at the 2004 Annual Meeting of Stockholders and the directors in Class III will be nominees for election to three-year terms at the 2005 Annual Meeting of Stockholders.

Prior to 2003, upon joining the Board, non-employee directors holding less than 1% of Lionbridge’s common stock were granted an option to purchase 10,000 shares of Lionbridge’s common stock under Lionbridge’s 1998 Stock Plan. In addition, such directors also received an annual option grant to purchase 7,500 shares of common stock under Lionbridge’s 1998 Stock Plan. Effective in 2003, upon joining the Board, non-employee directors holding less than 1% of Lionbridge’s stock are granted an option to purchase 20,000 shares of Lionbridge’s common stock under the 1998 Stock Plan, and an annual cash retainer in the amount of $5,000, as well as the annual option grant. In addition, beginning in 2003, directors serving on the Audit Committee receive an annual retainer of $2,500 and directors serving on the Compensation Committee receive an annual retainer of $1,000. Each director is reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board of Directors or of any committee of the Board.

On February 3, 2002, each of Messrs. Kavanagh and Sheer was granted an option to purchase 7,500 shares of common stock under Lionbridge’s 1998 Stock Plan, at an exercise price of $2.50 per share, which was equal to the fair market value of our common stock on the date of grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In May 2002, Capital Resource Lenders agreed to defer, until April 30, 2004, Lionbridge’s repayment of the $4.98 million of principal amount outstanding under the subordinated note due in 2006 held by Capital Resource Lenders III, L.P. In August 2002, the Morgan Stanley Venture Capital limited partnerships agreed to defer, until July 31, 2003, Lionbridge’s repayment of the $1.0 million of principal amount outstanding under the subordinated notes due in 2006 held by the Morgan Stanley Venture Capital limited partnerships. These notes had previously required all of the principal amount to be repaid upon the earlier of April 15, 2002 and the completion of an underwritten public offering (other than Lionbridge’s initial public offering) with aggregate gross proceeds of at least $10.0 million.

In June 2001, Lionbridge borrowed $5.0 million from Capital Resource Partners IV, L.P. under a 12% senior subordinated convertible note and issued to Capital Resource Partners IV, L.P. common stock purchase warrants exercisable for up to 900,000 shares of its common stock at an exercise price of $0.80 per share. Under the terms of that note, because it remained outstanding on October 31, 2001, it converted into a new note with a principal amount of $8.0 million, due on September 30, 2006, with interest payable quarterly in arrears at 12% per year. The $3.0 million of discount on the note is being accreted, on a straight-line basis, as interest expense over the period from November 1, 2001 to September 30, 2006.

Lionbridge entered into a Third Restated Registration Rights Agreement dated as of May 22, 2000 with  Mr. Cowan, Mr. Kavanagh and certain other stockholders of Lionbridge. This registration rights agreement provides these holders with rights with respect to the registration by Lionbridge of their shares of Lionbridge common stock under the Securities Act of 1933, as amended. In June 2001, the Third Restated Registration Rights Agreement was amended to add Capital Resource Partners IV, L.P. as a party with respect to the shares issuable to it in connection with its June 2001 warrants.

In August 2001, Rory Cowan purchased 460,000 shares of stock from Lionbridge for $0.55 per share, the then current fair market value of Lionbridge’s common stock.

Lionbridge believes that all transactions described above were made on terms no less favorable to it than would have been obtained from unaffiliated third parties. All future transactions, if any, with its executive officers, directors and affiliates will be on terms no less favorable to it than could be obtained from unrelated third parties and will be approved by a majority of the Board of Directors and by a majority of the disinterested members of the Board of Directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock before and after our public offering for:

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	each stockholder known by us to own beneficially more than 5% of our common stock.

The percentage of ownership beneficially owned prior to this offering in the following table is based on 32,896,203 shares of common stock outstanding on June 30, 2003.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are exercisable as of June 30, 2003 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Except as noted below, the address of each person listed on the table is c/o Lionbridge Technologies, Inc., 950 Winter Street, Suite 2410, Waltham, Massachusetts 02451.

	Shares Beneficially Owned Prior to Offering(1)		Shares to Be Sold in the Offering(2)	Shares Beneficially Owned After Offering(2)
Name and Address of Beneficial Owner:	Number	Percent	Number	Number		Percent
Rory J. Cowan(3)	3,248,613	9.8%	100,000	3,148,613	(4)	7.8%

Edward A. Blechschmidt	2,400	*	—	2,400		*
P.O. Box 71
Bryn Mawr, PA 19010

Guy L. de Chazal(5)	92,432	*	—	92,432		*
c/o Morgan Stanley Venture Partners
1585 Broadway, 38th Floor
New York, NY 10036

Paul Kavanagh(6)	86,896	*	—	86,896		*
“Arcachon”
Strathmore Road, Killiney,
Co. Dublin, Ireland

Claude P. Sheer(7)	18,895	*	—	18,895		*
240 Main Street
Boxford, MA 01921

Myriam Martin-Kail(8)	563,996	1.7%	50,000	513,996	(4)	1.3%

Stephen J. Lifshatz(9)	486,428	1.4%	60,000	426,428	(4)	1.1%

Paula Barbary Shannon(10)	154,875	*	50,000	104,875	(4)	*

Cornerstone Equity Investors IV, L.P.(11)	2,399,853	7.3%	—	2,399,853		6.0%
717 Fifth Avenue, Suite 1100
New York, NY 10022

All executive officers and directors as a group (8 persons)(12)	4,654,535	13.5%	260,000	4,394,535		10.7%

*	Represents less than 1% of the outstanding shares.
(1)	For purposes of calculating the number of shares and the percentage beneficially owned by each stockholder, we included shares of common stock issuable by Lionbridge to that stockholder upon the exercise of options or warrants which may be exercised within 60 days of June 30, 2003.
(2)	The shares being offered by the selling stockholders will only be sold if the underwriters exercise their over-allotment option.
(3)	Includes 422,917 shares deemed to be beneficially owned by Mr. Cowan pursuant to options exercisable within 60 days of June 30, 2003. Also includes 50,000 shares of Common Stock subject to restrictions on disposition that lapse on February 15, 2004.
(4)	Assumes that the underwriters have exercised their over-allotment option in full.
(5)	Includes warrants to purchase 37,837 shares held by Morgan Stanley Venture Capital Fund II Annex, L.P. and warrants to purchase 5,180 shares held by Morgan Stanley Venture Investors Annex, L.P., and 49,415 shares held directly by Mr. de Chazal. Mr. de Chazal is an individual managing member of the managing general partner of Morgan Stanley Venture Partners II, L.P., which is the general partner of each of the Morgan Stanley-sponsored limited partnerships described above. Mr. de Chazal may be deemed to beneficially own the shares held by the Morgan Stanley-sponsored limited partnerships. Mr. de Chazal disclaims beneficial ownership of all these shares, except to the extent of his pecuniary interest therein.
(6)	Includes 20,229 shares deemed to be beneficially owned by Mr. Kavanagh pursuant to options exercisable within 60 days of June 30, 2003.
(7)	Represents 18,895 shares deemed to be beneficially owned by Mr. Sheer pursuant to options exercisable within 60 days of June 30, 2003.
(8)	Represents 444,164 shares deemed to be beneficially owned by Ms. Martin-Kail pursuant to options exercisable within 60 days of June 30, 2003. Also includes 22,250 shares of common stock subject to restrictions on disposition that lapse on February 15, 2004.
(9)	Includes 251,810 shares deemed to be beneficially owned by Mr. Lifshatz pursuant to options exercisable within 60 days of June 30, 2003. Also includes 15,000 shares of common stock subject to restrictions on disposition that lapse on January 2, 2004.
(10)	Includes 104,375 shares deemed to be beneficially owned by Ms. Shannon pursuant to options exercisable within 60 days of June 30, 2003. Also includes 25,000 shares of common stock subject to restrictions on disposition that lapse on January 2, 2004.
(11)	Cornerstone IV, LLC, as the general partner of Cornerstone Equity Investors IV, L.P., has voting and investment control of the shares held by Cornerstone Equity Investors IV, L.P. Dana O’Brien, Mark Ross and Bob Knox, as the managing members of Cornerstone IV, LLC, have voting and investment control of the shares held by Cornerstone Equity Investors IV, L.P.
(12)	Includes 1,290,217 shares of common stock which the directors and executive officers as a group have the right to acquire pursuant to currently exercisable options and warrants and options and warrants exercisable within 60 days of June 30, 2003. Includes 27,827 shares held by the Morgan Stanley-sponsored limited partnerships that Mr. de Chazal may be deemed to beneficially own. Also includes 112,250 shares of common stock subject to restrictions on disposition that lapse over time.

DESCRIPTION OF CAPITAL STOCK

Lionbridge’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The following summary description of Lionbridge’s capital stock is qualified by reference to Lionbridge’s Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws which are incorporated by reference into this prospectus. As of June 30, 2003, Lionbridge had 32,896,203 fully paid and non-assessable shares of common stock and no shares of preferred stock issued and outstanding. In addition, Lionbridge had outstanding options and warrants exercisable for 6,014,694 shares of common stock as of June 30, 2003.

Common Stock

Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting. The holders of common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors. However, such dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of Lionbridge, whether voluntarily or involuntarily, the holders of common stock will be entitled to receive pro rata all of the remaining assets of Lionbridge available for distribution to its stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. The common stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are fully paid and non-assessable. The shares of common stock to be issued by Lionbridge in this offering, when issued in consideration of payment, will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Lionbridge may designate and issue in the future.

Preferred Stock

The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. The Board of Directors is also authorized, subject to the limitations prescribed by Delaware law, to establish the number of shares to be included in each series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the number of shares constituting any series. The Board of Directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

As of June 30, 2003, Lionbridge had no shares of preferred stock outstanding. Lionbridge has no current plans to issue any preferred stock. However, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding common stock of Lionbridge.

Registration Rights

The Third Restated Registration Rights Agreement dated as of May 22, 2000, as amended, provides holders (the “Registration Rights Holders”) of 5,201,608 shares of our common stock (the “Registrable Shares”) with rights with respect to the registration of the Registrable Shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of another securityholder, the Registration Rights Holders are entitled to notice of this registration and to include the

Registrable Shares in this registration. However, in the event of a registration pursuant to an underwritten public offering of common stock, the underwriters will have the right to limit the number of shares included in the registration. The Registration Rights Holders currently have piggyback registration rights in connection with this offering. These holders have agreed to waive their piggyback registration rights with respect to this offering. In addition, two of the Registration Rights Holders, holding 2,892,363 shares of Lionbridge common stock, have entered into a 90-day lock-up agreement with the underwriters with respect to this offering. After expiration of this lock-up period, these Registration Rights Holders will have the ability to exercise the registration rights set forth above.

As long as Lionbridge is qualified to use Form S-3 to register securities under the Securities Act, the Registration Rights Holders have the right to request that we file a registration statement on Form S-3 or any successor form for a public offering of all or any portion of their Registrable Shares, provided that the reasonably anticipated aggregate price to the public of such offering would be at least $1.0 million. Upon the receipt of such a request, Lionbridge is generally required to use its best efforts to effect such registration.

In addition, the holders of at least 40% of the then outstanding Registrable Shares issued are entitled to request that we file a registration statement on Form S-1 under the Securities Act covering the sale of some or all of the shares held by the requesting holder or holders. Upon the receipt of a request, Lionbridge is generally required to use its best efforts to effect a registration but the Registration Rights Holders are not entitled to demand that Lionbridge file a registration statement on Form S-1 within six months of any prior registration statement. Lionbridge is not required to effect more than two demand registrations for the Registration Rights Holders, and each demand registration must cover the sale shares of common stock representing at least 20% of the Registrable Shares or any lesser percentage, so long as anticipated offering price for these shares exceeds $5.0 million.

In general, all fees, costs and expenses of such registrations (other than underwriting discounts and selling commissions), including the fees and disbursements of one counsel to the Registration Rights Holders, will be borne by us. Lionbridge has agreed to indemnify the Registration Rights Holders against, and provide contribution with respect to, liabilities relating to any registration in which any Registrable Shares of Registration Rights Holders are sold under the Securities Act.

The previously described registration rights shall terminate for a Registration Rights Holder upon the earlier to occur of (1) August 20, 2004, (2) such time as the particular holder remains an “affiliate” of Lionbridge pursuant to Rule 144 under the Securities Act and could sell all of such holder’s shares under Rule 144 or 145 within any three month period, or (3) such time as the particular holder ceases to be an “affiliate” of Lionbridge pursuant to Rule 144 and could sell all of such holder’s shares under the terms of Rule 144(k) under the Securities Act.

Pursuant to the terms of Registration Rights Agreements, dated April 29, 2003 and May 20, 2003 between Lionbridge and numerous investors (the “Investors”), Lionbridge filed with the SEC a Registration Statement on Form S-3 (File No. 333-105446) with respect to the registration of the shares held by the Investors under the Securities Act of 1933, and this Registration Statement was declared effective on June 5, 2003. Pursuant to the terms of a Registration Rights Agreement, dated June 6, 2003 between Lionbridge and numerous investors (the “June Investors”), Lionbridge filed with the SEC a Registration Statement on Form S-3 (File No. 333-106309) with respect to the registration of the shares held by the June Investors under the Securities Act. Lionbridge is obligated to use commercially reasonable efforts to cause this Registration Statement to become effective as soon as practicable.

Pursuant to the terms of the three Registration Rights Agreements, Lionbridge is further obligated to keep the registration statements effective for up to two years and is obligated to keep public information available, to file with the SEC all reports and documents required to be filed by Sections 13 or 15(d) of the Securities Exchange Act and to provide the Investors and the June Investors with all filings not available via EDGAR. Lionbridge has also agreed to indemnify the Investors and the June Investors against, and provide contribution with respect to, liabilities relating to the registration of the shares held by the Investors and the June Investors.

Anti-Takeover Effects of Provisions of Lionbridge’s Second Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware Law

Lionbridge’s Second Amended and Restated Certificate of Incorporation (the “Charter”), Lionbridge’s Amended and Restated By-Laws (the “By-Laws”) and Delaware General Corporation Law contain provisions that could discourage, delay or prevent a change in control of Lionbridge or an acquisition of Lionbridge at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of common stock.

Charter and By-Laws

The Charter provides for the division of the Board of Directors into three classes with no class having more than one more director than any other class, and with staggered three-year terms. In addition, the Charter provides that directors may be removed without cause by the affirmative vote of the holders of 75% of the shares of capital stock of Lionbridge entitled to vote or with cause by the affirmative vote of the holders of a majority of the shares. The By-Laws provide that, except as otherwise provided by law or the Charter, and until a stockholders’ meeting is held, newly created directorships resulting from an increase in the authorized number of directors shall be apportioned by the Board among the classes of directors, and any vacancies regardless of the cause may be filled only by:

•	a majority of the directors then in office, even though less than a quorum may then be in office, or

•	the sole remaining director.

These provisions prevent a stockholder from enlarging the Board and filling the new directorships with this stockholder’s own nominees without Board approval.

These provisions of the By-Laws may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Lionbridge, or attempting to change the composition or policies of the Board, even though these attempts might be beneficial to Lionbridge or its stockholders. The Charter and By-Laws provide that, unless otherwise prescribed by law, only the Chairman of the Board, a majority of the Board of Directors, or the President is able to call a special meeting of stockholders. The Charter and the By-Laws also provide that, unless otherwise prescribed by law, stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the Board, except at an annual meeting.

The By-Laws provide that any action required or permitted to be taken by the stockholders of Lionbridge at an annual meeting or special meeting of stockholders may only be taken if Lionbridge is given proper advance notice of the action (the “Notice Procedure”). The Notice Procedure affords the Board an opportunity to consider the qualifications of proposed director nominees or the merit of stockholder proposals, and, to the extent deemed appropriate by the Board, to inform stockholders about such matters. The Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders. The By-Laws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action. However, the Notice Procedure may prevent a contest for the election of directors or the consideration of stockholder proposals. This could deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal if the proper advance notice procedures are not followed, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Lionbridge and its stockholders.

Lionbridge, without stockholder approval, can issue shares of common stock and preferred stock up to the number of shares authorized for issuance in its Charter, except as limited by Nasdaq rules. Lionbridge could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Lionbridge’s ability to issue these shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of Lionbridge by means of a proxy contest, tender offer, merger or otherwise.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares issued and outstanding is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 75% of the issued and outstanding shares of our capital stock to amend many Charter provisions, including provisions relating to any reduction in the number of authorized shares of our capital stock, our staggered board, and director and officer indemnification. The By-Laws require the affirmative vote of the holders of at least 75% of all the voting power of all the outstanding shares of capital stock of Lionbridge entitled to vote to amend or repeal any of the foregoing provisions of the By-Laws. The 75% stockholder vote would be in addition to any separate class vote that might be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

Delaware Law

Lionbridge is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder.

Section 203 does not apply if:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to limited exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years, and any entity or person associated with, affiliated with or controlling or controlled by such entity or person.

Limitation of Liability

The Charter provides that no director of Lionbridge shall be personally liable to Lionbridge or to its stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

The Charter further provides for the indemnification of Lionbridge’s directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate in most situations the potential liability of Lionbridge’s directors for monetary damages arising from breaches of their duty of care. These provisions may also shield directors from liability under federal and state securities laws.

Officers, directors or other persons controlling Lionbridge may be entitled under these indemnification provisions to indemnification for liabilities arising under the Securities Act of 1933. We have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Stock Transfer Agent

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

UNDERWRITING

The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.

Total	7,000,000

We and some of our existing stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 1,050,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the estimated underwriting discounts and commissions set forth on the cover page of this prospectus.

The following table shows the per share and total estimated underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,050,000 additional shares of our common stock to cover over-allotments.

	Lionbridge		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

The underwriters propose to offer our common stock directly to the public at $             per share and to certain dealers at this price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per share to certain dealers.

We expect to incur expenses, excluding underwriting fees, of approximately $420,000 in connection with this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof. Our officers and directors (including the selling stockholders), have agreed with the underwriters not to offer, sell, contract to sell, pledge (other than to Lionbridge), hedge or otherwise dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to shares of common stock purchased in the secondary market following this offering. In addition, we have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.

Our common stock is listed on The Nasdaq National Market under the symbol “LIOX.”

We have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for its out-of-pocket expenses in connection with this offering, including the fees and expenses of counsel to the underwriters, and for road show costs.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:

•	Lionbridge’s Annual Report on Form 10-K for the year ended December 31, 2002.

•	Lionbridge’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

•	Lionbridge’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2003.

•	Lionbridge’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2003.

•	Lionbridge’s Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders.

•	The description of our common stock contained in the section entitled “Description of Registrant’s Securities to be Registered” contained in our registration statement on Form 8-A filed on August 4, 1999 (File No. 000-26933).

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to General Counsel and Secretary, Lionbridge Technologies, Inc., 950 Winter Street, Suite 2410, Waltham, Massachusetts 02451, Telephone: (781) 434-6000.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Legal matters will passed upon for the underwriters by King & Spalding LLP. As of the date of this prospectus, certain attorneys with the firm of Testa, Hurwitz & Thibeault, LLP beneficially own an aggregate of 16,667 shares of our common stock.

EXPERTS

The consolidated financial statements of Lionbridge Technologies, Inc. and its subsidiaries as of  December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Data Dimensions, Inc. and its subsidiaries incorporated by reference in this prospectus by reference to the Current Report on Form 8-K (filed on May 20, 2003) of Lionbridge Technologies, Inc. have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Data Dimensions, Inc. entering into an agreement to be acquired by Lionbridge Technologies, Inc. as described in Note 14 to those financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have filed a registration statement to register with the SEC the shares of our common stock listed in the prospectus. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC’s Internet site at http://www.sec.gov. Our Web site is http://www.lionbridge.com. Information contained on our Web site is not a part of this prospectus.

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share information)

	March 31, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,225	$10,916
Restricted cash	352	352
Accounts receivable, net of allowance of $425 at March 31, 2003 and December 31, 2002, respectively	16,904	17,303
Work in process	8,162	6,062
Other current assets	2,181	2,054

Total current assets	35,824	36,687
Property and equipment, net	4,703	5,013
Goodwill	15,006	15,142
Other intangible assets, net	436	551
Other assets	867	771

Total assets	$56,836	$58,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	$2,086	$3,215
Accounts payable	7,674	8,570
Accrued compensation and benefits	6,774	6,163
Accrued outsourcing	3,545	2,971
Accrued merger and restructuring	508	819
Other accrued expenses	4,589	4,352
Deferred revenue	2,916	3,753
Other current liabilities	154	110

Total current liabilities	28,246	29,953

Long-term debt, less current portion and net of discounts of $2,136 and $2,288 at March 31, 2003 and December 31, 2002, respectively	25,104	24,728
Other long-term liabilities	1,905	1,769
Contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 31,739,557 and 31,729,001 shares issued and outstanding as of March 31, 2003 and December 31, 2002, respectively	318	318
Additional paid-in capital	107,389	107,429
Accumulated deficit	(108,790)	(108,561)
Deferred compensation	(193)	(373)
Accumulated other comprehensive income	2,857	2,901

Total stockholders’ equity	1,581	1,714

Total liabilities and stockholders’ equity	$56,836	$58,164

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2003	2002
Revenue	$30,851	$24,890
Cost of revenue	18,959	15,391

Gross profit	11,892	9,499

Operating expenses:
Sales and marketing	2,816	2,440
General and administrative	7,773	7,298
Research and development	202	418
Amortization of acquisition-related intangible assets	115	182
Stock-based compensation	156	225

Total operating expenses	11,062	10,563

Profit (loss) from operations	830	(1,064)
Interest expense:
Interest on outstanding debt	761	718
Accretion of discount on debt	153	152
Other expense, net	42	206

Loss before income taxes	(126)	(2,140)
Provision for (benefit from) income taxes	103	(255)

Net loss	$(229)	$(1,885)

Basic and diluted net loss per share	$(0.01)	$(0.06)
Shares used in computing basic and diluted net loss per share	31,715	31,521

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net loss	$(229)	$(1,885)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of acquisition-related intangible assets	115	182
Stock-based compensation and debt financing costs	237	225
Accretion of discount on debt	153	152
Depreciation and amortization of property and equipment	848	765
Provision for allowance for doubtful accounts	—	(108)
Other	(153)	168
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	561	3,657
Work in process	(2,015)	(1,633)
Other current assets	(128)	(385)
Other assets	(163)	(418)
Accounts payable	(963)	485
Accrued compensation and benefits	507	923
Accrued outsourcing	525	598
Accrued merger and restructuring	(107)	(726)
Other accrued expenses	272	(31)
Deferred revenue	(863)	(1,291)

Net cash provided by (used in) operating activities	(1,403)	678

Cash flows from investing activities:
Purchases of property and equipment	(399)	(222)

Net cash used in investing activities	(399)	(222)

Cash flows from financing activities:
Proceeds from short-term debt	93	—
Payments of short-term debt	(1,000)	—
Payments of long-term debt	—	(1,913)
Proceeds from issuance of common stock under option and employee stock purchase plans	34	69
Payments of capital lease obligations	(31)	(19)

Net cash used in financing activities	(904)	(1,863)

Net decrease in cash and cash equivalents	(2,706)	(1,407)
Effects of exchange rate changes on cash and cash equivalents	15	(23)
Cash and cash equivalents at beginning of period	10,916	11,711

Cash and cash equivalents at end of period	$8,225	$10,281

Supplemental disclosure:
Cash interest paid	$630	$538

Noncash investing activity—additions to capital lease obligations for fixed asset purchases	$142	$—

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Lionbridge Technologies, Inc. and its wholly owned subsidiaries (collectively, “Lionbridge” or the “Company”). These financial statements are unaudited. However, in the opinion of management, the consolidated financial statements include all adjustments, consisting of only normal, recurring adjustments, necessary for their fair presentation. Interim results are not necessarily indicative of results expected for a full year. The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all information and footnotes necessary for a complete presentation of the operations, financial position and cash flows of the Company in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

The Company’s preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Estimates are used when accounting for collectability of receivables, calculating revenue using the percentage-of-completion method, and valuing intangible assets, deferred tax assets and net assets of businesses acquired. Actual results could differ from these estimates.

The Company accounts for its stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The Company did not incur stock-based employee compensation costs for the three months ended March 31, 2003 and 2002, respectively, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards Statement No. 123 (“SFAS No. 123”), “Accounting for Stock-based Compensation”, to stock-based employee compensation:

	Three Months Ended March 31,
	2003	2002
Net loss, as reported	$(229,000)	$(1,885,000)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	156,000	225,000
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(868,000)	(1,162,000)

Pro forma net loss	$(941,000)	$(2,822,000)

Net loss per share:
As reported	$(0.01)	$(0.06)
Pro forma	$(0.03)	$(0.09)

2.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	March 31, 2003	December 31, 2002
Computer software and equipment	$16,613,000	$16,101,000
Furniture and office equipment	2,554,000	2,571,000
Leasehold improvements	1,942,000	1,853,000

	21,109,000	20,525,000
Less: Accumulated depreciation and amortization	(16,406,000)	(15,512,000)

	$4,703,000	$5,013,000

3.    DEBT

Debt consists of the following:

	March 31, 2003	December 31, 2002
Lines of credit	$10,729,000	$10,501,000
Notes payable to stockholders	3,500,000	3,500,000
Subordinated debt, net of discounts of $2,136,000 and $2,288,000 at March 31, 2003 and December 31, 2002, respectively	12,845,000	13,693,000
Equipment and other financing commitments	116,000	249,000

Total debt	27,190,000	27,943,000
Less current portion	(2,086,000)	(3,215,000

Long-term debt, less current portion and discounts	$25,104,000	$24,728,000

Lines of Credit

In June 2001, Lionbridge entered into a line of credit agreement with a commercial bank. Under the terms of the agreement, Lionbridge was able to borrow up to $13,000,000, based on the value of certain current assets worldwide. Borrowings outstanding under the line of credit agreement are collateralized by the Company’s accounts receivable. In April 2002, the line of credit agreement was amended to extend the maturity date to April 1, 2003, and was subsequently amended in March 2003 to extend the maturity date to April 1, 2005. In conjunction with the 2002 amendment, Lionbridge paid a commitment fee of $206,000, which was recorded as a deferred financing cost and is being amortized as interest expense through April 1, 2003. In connection with its 2003 amendment of this line of credit, the Company increased the facility by $2,000,000 to $15,000,000 and modified certain financial covenants thereunder. As amended in March 2003, the facility bears interest at the lender’s prime rate plus 1½% (6.25% at March 31, 2003) and may be adjusted if the Company achieves certain operating results, down to the lender’s prime rate plus ½%. Loan commitment fees associated with this extension term totaled $230,000, and are being amortized ratably as interest expense through April 1, 2005. The amounts outstanding on the line of credit at March 31, 2003 and December 31, 2002 were $10,729,000 and $10,501,000, respectively.

Notes Payable to Stockholders

In August 1998, as part of a cash and stock dividend to the INT’L.com stockholders on record as of that date, subordinated promissory notes to stockholders in the aggregate amount of $3,500,000 were issued. The notes bear interest at 6% per year for the first year of the term of the notes, and the interest rate increases by 1% for each successive year of the term of the notes (10% at March 31, 2003.) One half of the interest accruing in each semi-annual period is payable semi-annually on January 1 and June 30 during the term of the notes and the remaining interest is payable upon the maturity of the notes. The principal amount of the notes, together with any accrued but unpaid interest, is payable in April 2005.

Subordinated Debt

In 1999, Lionbridge’s wholly owned subsidiary, INT’L.com, assumed International Language Engineering Corporation’s (ILE) obligation under a promissory note to a former ILE stockholder in the amount of $3,250,000 as part of the acquisition of ILE. The promissory note accrued interest at 8.5% per year and matured in June 2002. The promissory note is subordinate to all indebtedness owed by INT’L.com to any bank, pension fund, insurance fund or other financial institutions. In July 2002, the Company paid $1,000,000 of the amount due under this note and amended the note to increase the interest rate to 10% and to extend the maturity date of the remaining $2,250,000 such that $250,000 was paid in October 2002, $1,000,000 was paid in January 2003, and the remaining $1,000,000 is payable in April 2003. As of March 31, 2003, $1,000,000 was outstanding under this promissory note. See Note 13 regarding Lionbridge’s modification to the terms of this promissory note. In June 2003, the parties agreed that $250,000 of the payment originally scheduled for April 2003 would be payable on July 1, 2003, and that the remaining $750,000 would be repaid subject to its compliance with senior bank covenants.

In 1999, Lionbridge entered into subordinated loan agreements with Morgan Stanley Venture Capital Fund II Annex, L.P. and Morgan Stanley Venture Investors Annex, L.P. (collectively the “Morgan Stanley Entities”), existing stockholders of Lionbridge, and Capital Resource Lenders III, L.P. (“CRP”). Under the terms of the agreements, Lionbridge issued $12,000,000 of subordinated notes, which accrue interest at 12% per year. The agreements require Lionbridge to comply with several operating and financial covenants, including a prohibition on the payment of dividends to its stockholders. In connection with its initial public offering, Lionbridge repaid $6,000,000 of the subordinated notes and Capital Resource Lenders and the Morgan Stanley-sponsored limited partnerships agreed to defer the repayment of the remaining $6,000,000 of the subordinated notes that would otherwise have been due upon the completion of its initial public offering. A subsequent amendment of the debt agreements in March 2001 extended the maturity date of the notes to the earlier of January 31, 2002 or an underwritten public offering by Lionbridge with aggregate proceeds of at least $10,000,000. In December 2001, the notes were amended to change the maturity date of the notes to April 15, 2002 and have subsequently been further amended as described below.

In May 2002, the terms of the subordinated debt agreements with CRP were amended to extend the maturity date of the notes, having an aggregate principal balance of $4,981,000, to April 30, 2004. In conjunction with the amendments, Lionbridge issued warrants for the purchase of up to 400,000 shares, in the aggregate, of common stock at an exercise price of $1.69 per share. The shares issuable under the warrants were 25% vested at the time of issuance and the remaining shares vest each three-month period thereafter through the maturity date of the notes based upon the then-current principal amount outstanding. The warrants expire as of May 15, 2009. The warrants, valued at $551,000 were recorded as a deferred financing cost and are being amortized as interest expense over the remaining term of the notes, resulting in interest expense of $69,000 for the quarter ended March 31, 2003.

In August 2002, the terms of the subordinated debt agreements with the Morgan Stanley Entities were amended to extend the maturity date of the notes, having an aggregate principal balance of $1,000,000, to July 31, 2003. In conjunction with the amendments, Lionbridge issued warrants for the purchase of up to 50,612 shares, in the aggregate, of common stock at an exercise price of $1.69 per share. The shares issuable under the warrants were 25% vested at the time of issuance and the remaining shares vest each three-month period thereafter through the maturity date of the notes based upon the then-current principal amount outstanding. The warrants expire as of May 15, 2009. The warrants, valued at $47,000, were recorded as a deferred financing cost and are being amortized as interest expense over the remaining term of the notes, resulting in interest expense of $12,000 for the quarter ended March 31, 2003.

In June 2001, Lionbridge entered into a subordinated debt agreement pursuant to which Lionbridge issued a 12% promissory note in the amount of $5,000,000 and a warrant to purchase 900,000 shares of common stock at a price of $0.80 per share (the “2001 Warrant”). Under the terms of this subordinated debt agreement, if principal and accrued interest due under the note were not paid on October 31, 2001, the note would automatically convert into a new note with essentially identical terms but with a principal amount of $8,000,000. Lionbridge elected not to repay the principal and interest due under the note on October 31, 2001, and accordingly, as of that date, the note converted into a note in the principal amount of $8,000,000 due on September 30, 2006, with interest payable quarterly in arrears at 12% per year. The $3,000,000 discount on the new note is being accreted through interest expense over the period from November 1, 2001 to September 30, 2006. The fair value ascribed to the 2001 Warrant of $738,000 was recorded as an initial discount on subordinated notes payable and was amortized to interest expense through October 2001, the term of the original note. Accretion of $153,000 and $152,000 was recorded for the quarters ended March 31, 2003 and 2002, respectively.

Equipment Financing Facility

In February 2000, Lionbridge entered into an equipment financing arrangement whereby it may borrow an aggregate of $1,350,000 to fund equipment purchases. Advances under the arrangement are collateralized by certain fixed assets and are payable in monthly installments with interest through September 2003. Principal due under the notes totaled $38,000 and $166,000 at March 31, 2003 and December 31, 2002, respectively, and bears interest at rates ranging from 16.3% to 16.5%. In September 2002, Lionbridge entered into another financing arrangement to fund an equipment purchase. The funding is collateralized by certain fixed assets and is payable in monthly installments with interest through August 2004. Borrowings under this financing agreement totaled $38,000 and $42,000 at March 31, 2003 and December 31, 2002, respectively.

As of March 31, 2003, the commitment for principal debt payments over the next five years is as follows:

	2003	2004	2005	2006	2007	Total
Lines of credit	$—	$—	$10,729,000	$—	$—	$10,729,000
Notes payable to stockholders	—	—	3,500,000	—	—	3,500,000
Subordinated debt	2,000,000	4,981,000	—	8,000,000	—	14,981,000
Equipment and other financing commitments	81,000	27,000	8,000	—	—	116,000

	$2,081,000	$5,008,000	$14,237,000	$8,000,000	$—	$29,326,000

The $8.0 million principal debt payment due on subordinated debt in 2006 is inclusive of a $3.0 million discount on the note, which accretes on a straight-line basis, over the period November 1, 2001 to September 30, 2006.

4.    STOCKHOLDERS’ EQUITY

During 1999, Lionbridge recorded deferred compensation in connection with options granted at exercise prices below the then fair market value of Lionbridge’s common stock totaling $3,803,000, representing the aggregate difference between the estimated fair market value of Lionbridge’s common stock on the date of grant and the exercise price of each option. This deferred compensation, adjusted for forfeitures, is being amortized over the four-year vesting period of the related options. The amortization of deferred compensation is recorded as an operating expense and totaled $95,000 and $158,000 for the three-month periods ended March 31, 2003 and 2002, respectively.

In January 2002, Lionbridge recorded deferred compensation of $537,000, representing the fair market value of 298,500 shares of restricted common stock issued to certain employees at that time. These restricted shares vest ratably after one and two years of continued employment with the Company. Unvested restricted shares may not be sold, transferred or assigned and are subject to forfeiture in the event that an employee ceases to be employed by the Company. The deferred compensation is being amortized over the two-year period during which the transfer and sale restrictions on the common stock lapse. The amortization of deferred compensation is recorded as an operating expense and totaled $61,000 and $67,000, for the three-month periods ended March 31, 2003 and 2002, respectively.

5.    COMPREHENSIVE LOSS

Total comprehensive loss was approximately $273,000 and $1,774,000 for the three-month periods ended March 31, 2003 and 2002, respectively, which consists of net loss and the net change in foreign currency translation adjustment.

6.    NET LOSS PER SHARE

Basic net loss per share was $0.01 and $0.06 for the quarters ended March 31, 2003 and 2002, respectively. Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding, including vested shares of restricted stock. Diluted net loss per share does not differ from basic net loss per share since potential common shares from unvested shares of restricted stock and the exercise of stock options and warrants are anti-dilutive for all periods presented and are therefore excluded from the calculation. Options outstanding to purchase 5,769,049 and 5,265,539 shares of common stock, and warrants outstanding to purchase 1,468,561 and 1,017,949 shares of common stock, were not included in the calculations of diluted net loss per share for the quarters ended March 31, 2003 and 2002, respectively.

7.    MERGER, RESTRUCTURING AND OTHER CHARGES

At March 31, 2003, the consolidated balance sheet included accruals totaling $508,000 related to restructuring charges and reserves for reorganization and integration activities in connection with its business combinations. Lionbridge currently anticipates that all restructuring, reorganization and integration accrual balances will be fully utilized by January 31, 2004.

The following table summarizes the accrual activity for the three months ended March 31, 2003 and 2002, respectively, by initiative:

	2003	2002
Beginning balance, December 31	$871,000	$2,442,000
Employee severance and related charges:
Revisions of estimated liabilities	(76,000)	—
Cash payments	(15,000)	(219,000)

	(91,000)	(219,000)

Lease termination costs and other charges:
Revisions of estimated liabilities	(128,000)	—
Cash payments	(144,000)	(509,000)

	(272,000)	(509,000)

Ending balance, March 31	$508,000	$1,714,000

8.    INCOME TAXES

The Company’s provision for income taxes for the quarter ended March 31, 2003 of $103,000 related to foreign income taxes. The Company’s net benefit from income taxes of $255,000 for the three months ended March 31, 2002 includes a $392,000 benefit related to a U.S. Federal income tax refund available as a result of legislative changes in 2002, as well as a provision of $137,000 for foreign income taxes.

9.    SEGMENT INFORMATION

Lionbridge has determined that its operating segments are those that are based on its method of internal reporting, which separately presents its business by the geographic site in which services are performed. Lionbridge has combined those segments, which meet the aggregation criteria of SFAS No. 131 in determining its reportable segments. The Company is organized into two reportable operating segments: Globalization and Testing.

During 2002, the Company changed the structure of its internal organization, combining Application Development and Maintenance (ADM) with Localization to form the Globalization segment. Lionbridge has restated the prior period information in accordance with the revised organizational reporting structure.

The Globalization segment provides product localization and content globalization services that enable simultaneous worldwide release and ongoing maintenance of products and related technical support, training materials, and sales and marketing information in multiple languages. The Testing segment provides comprehensive testing of software, hardware and Web sites, as well as product certification programs. All other unallocated enterprise costs are reflected in the “Corporate and Other” category.

The table below presents information about the reported net loss of the Company for the three-month periods ended March 31, 2003 and 2002. Asset information by reportable segment is not reported, since the Company does not produce such information internally.

	Three Months Ended March 31,
	2003	2002
External revenue:
Globalization	$22,251,000	$19,201,000
Testing	8,600,000	5,689,000

	$30,851,000	$24,890,000

Net income (loss):
Globalization	$1,795,000	$1,105,000
Testing	1,515,000	60,000
Corporate and other	(3,539,000)	(3,050,000)

	$(229,000)	$(1,885,000)

10.    GOODWILL AND OTHER INTANGIBLE ASSETS

During the first quarter of 2002, additional goodwill of $161,000 was recorded relating to the Company’s January 2001 acquisition of the Quality Group Labs, Inc. The goodwill recorded was due to incremental stock issuances of 60,000 shares of Lionbridge common stock made under the terms of the original agreement.

During the first quarter of 2003, goodwill was reduced by $47,000 for final purchase price adjustments related to the Company’s July 2002 acquisition of eTesting Labs, Inc. and by $88,000 due to the reversal of excess accruals on vacant premises related to the June 2001 acquisition of Data Dimensions, Inc.

The following table summarizes intangible assets as of March 31, 2003 and December 31, 2002, respectively:

	Three Months ended March 31, 2003			Twelve months Ended December 31, 2002
	Gross Carrying Value	Accumulated Amortization	Balance	Gross Carrying Value	Accumulated Amortization	Balance
VeriTest trade name	$505,000	$429,000	$76,000	$505,000	$404,000	$101,000
ILE installed customer base	1,800,000	1,440,000	360,000	1,800,000	1,350,000	450,000

	$2,305,000	$1,869,000	$436,000	$2,305,000	$1,754,000	$551,000

Estimated annual amortization expense related to these intangible assets is expected to be $346,000 and $90,000 for 2003 and 2004, respectively.

11.    CONTINGENCIES

On or about July 24, 2001, a purported securities class action lawsuit captioned “Samet v. Lionbridge Technologies, Inc. et al.” (01-CV-6770) was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and certain underwriters involved in the Company’s initial public offering. The complaint in this action asserted, among other things, that Lionbridge’s initial public offering registration statement contained misstatements and/or omissions regarding the underwriters’ alleged conduct in allocating shares in Lionbridge’s initial public offering to the underwriters’ customers. In March 2002, the United States District Court for the Southern District of New York entered an order dismissing without prejudice the claims against Lionbridge and its officers and directors (the case remained pending against the underwriter defendants). On April 19, 2002, the plaintiffs filed an amended complaint naming as defendants not only the underwriter defendants but also Lionbridge and certain of its officers and directors. The amended complaint asserts claims under both the registration and antifraud provisions of the federal securities laws relating to, among other allegations, the underwriters’ alleged conduct in allocating shares in the Company’s initial public offering and the disclosures contained in the Company’s registration statement. The Company understands that various plaintiffs have filed approximately 1,000 lawsuits making substantially similar allegations against approximately 300 other publicly traded companies in connection with the underwriting of their public offerings. On July 15, 2002, the Company together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the complaint on various legal grounds common to all or most of the issuer defendants. In October 2002, the claims against officers and directors were dismissed without prejudice. In February 2003, the Court issued its ruling on the motion to dismiss, ruling that the claims against Lionbridge and virtually all of the other issuer defendants under the registration provisions of the securities law may proceed. The Court also ruled that the claims under the antifraud provisions of the securities laws could proceed against the Company and a majority of the other issuer defendants. The Company along with several other issuer defendants has notified the Court that it intends to seek reconsideration of the Court’s ruling as to the claims under the antifraud provisions. The Company and its officers and directors believe that the allegations in the lawsuit against them are without merit. The litigation process is inherently uncertain and unpredictable, however, and there can be no guarantee as to the ultimate outcome of this pending litigation. The Company is currently unable to estimate any potential loss associated with this matter.

12.    RECENT ACCOUNTING PRONOUNCEMENTS

On April 30, 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies the accounting guidance on (1) derivative instruments, including certain derivative instruments embedded in other contracts, and (2) hedging activities that fall within the scope of FASB Statement

No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS 149 amends SFAS No. 133 and certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The Company does not believe that SFAS No. 149 will have a significant impact on reported financial position or results of operations.

13.    SUBSEQUENT EVENTS

In April 2003, Advent International sold to certain individuals and entities (the “Investors”) an aggregate of 4,219,804 shares of common stock of the Company held by certain of its limited partnerships, representing all of the shares of common stock of the Company held by Advent International. In June 2003, certain limited partnerships sponsored by Morgan Stanley Venture Capital sold to certain Investors an aggregate of 1,875,000 shares of common stock of the Company held by certain of its limited partnerships. Together, 6,094,804 shares were sold by Advent International and the Morgan Stanley entities (the “Investor Shares”). Pursuant to the terms of the Registration Rights Agreements between the Company and the Investors, the Company has filed with the SEC a Registration Statement on Form S-3 (333-105446) with respect to the registration of such Investor Shares under the Securities Act of 1933, as amended and this Registration Statement was declared effective on June 5, 2003.

In June 2003, certain limited partnerships sponsored by Morgan Stanley Venture Capital sold an additional 1,549,568 shares of common stock of the Company (the “June Investor Shares”) to certain individuals and entities (the “June Investors”), representing all the shares of common stock of the Company held by these limited partnerships, exclusive of a warrant to purchase 24,477 shares of common stock of the Company. Pursuant to the terms of the Registration Rights Agreement between the Company and the June Investors, the Company filed with the SEC a Registration Statement on Form S-3 on June 20, 2003, with respect to the registration of the June Investor Shares under the Securities Act of 1933, as amended.

Lionbridge’s wholly-owned subsidiary, INT’L.com, assumed the obligations of International Language Engineering Corporation (ILE) with respect to a promissory note issued to a former ILE stockholder in the original principal amount of $3,250,000. This note is subordinate to all other debt of the issuer, including debt arising under INT’L.com’s and Lionbridge’s commercial lending facility with Silicon Valley Bank. In September 2002, the maturity date of the remaining principal due under this note was extended and the interest payable thereunder was increased to 10%, such that $250,000 would be paid on October 1, 2002, $1,000,000 would be paid on January 2, 2003, and the remaining $1,000,000 would be paid on April 1, 2003, subject to the subordination conditions set forth in the note. The October 2002 and January 2003 payments were made as scheduled, but the April 2003 payment was not made as scheduled, and has not yet been made, however a partial repayment is currently permitted under the terms of INT’L.com and Lionbridge’s commercial lending facility with Silicon Valley Bank. In June 2003, the parties agreed that $250,000 of the payment originally scheduled for April 2003 would be payable on July 1, 2003, and that the remaining $750,000 would be repaid subject to its compliance with senior bank covenants.

During April 2003, Lionbridge’s French subsidiary entered into an agreement with employees at its Paris, France office relating to the restructuring of operations conducted in Paris. Pursuant to the terms of this agreement, nine employees have elected to accept a voluntary separation package, three employees have agreed to relocate to the Company’s facilities in Valbonne, France, and the remaining eleven employees are considering the Company’s offer to relocate to Valbonne, France. The Company expects that costs associated with this agreement and related actions will be between $400,000 and $900,000, a portion of which will be incurred during its second quarter of 2003 and the remainder of which is expected to be incurred during its third quarter of 2003.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Lionbridge Technologies, Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Lionbridge Technologies, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

/s/    PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

January 30, 2003, except as to Note 17  which is as of March 28, 2003

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$10,916	$11,711
Restricted cash	352	539
Accounts receivable, net of allowances of $425 and $932 at December 31, 2002 and 2001, respectively	17,303	16,791
Work in process	6,062	4,286
Other current assets	2,054	1,336

Total current assets	36,687	34,663

Property and equipment, net	5,013	4,463
Goodwill	15,142	13,620
Other intangible assets, net	551	1,349
Other assets	771	652

Total assets	$58,164	$54,747

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	$3,215	$9,600
Accounts payable	8,570	7,121
Accrued compensation and benefits	6,163	4,592
Accrued outsourcing	2,971	2,373
Accrued merger and restructuring	819	1,794
Other accrued expenses	4,352	3,815
Deferred revenue	3,753	3,053
Other current liabilities	110	67

Total current liabilities	29,953	32,415

Long-term debt, less current portion and net of discounts of $2,288 and $2,898 at December 31, 2002 and 2001, respectively	24,728	17,318
Other long-term liabilities	1,769	1,566
Commitments and Contingencies (Note 8)
Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 31,729,001 and 31,165,470 shares issued and outstanding at December 31, 2002 and 2001, respectively	318	312
Additional paid-in capital	107,429	105,845
Accumulated deficit	(108,561)	(103,776)
Deferred compensation	(373)	(641)
Subscriptions receivable	—	(102)
Accumulated other comprehensive income	2,901	1,810

Total stockholders’ equity	1,714	3,448

Total liabilities and stockholders’ equity	$58,164	$54,747

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,
	2002	2001	2000
Revenue	$118,319	$101,204	$115,149
Cost of revenue	71,272	63,123	72,746

Gross profit	47,047	38,081	42,403

Operating expenses:
Sales and marketing	11,600	11,342	11,384
General and administrative	32,423	34,382	33,143
Research and development	1,194	2,297	2,518
Amortization of acquisition-related intangible assets	528	6,651	6,503
Merger, restructuring and other charges	—	2,853	4,266
Stock-based compensation	851	565	799

Total operating expenses	46,596	58,090	58,613

Profit (loss) from operations	451	(20,009)	(16,210)
Interest expense:
Interest on outstanding debt	3,154	2,326	2,523
Accretion of discount on debt	610	839	212
Other expense, net	1,534	838	714

Loss before income taxes	(4,847)	(24,012)	(19,659)
Provision for (benefit from) income taxes	(62)	439	616

Net loss	(4,785)	(24,451)	(20,275)
Accrued dividends on preferred stock	—	—	3,574

Net loss attributable to common stockholders	$(4,785)	$(24,451)	$(23,849)

Basic and diluted net loss per share attributable to common stockholders	$(0.15)	$(0.83)	$(0.96)
Shares used in computing basic and diluted net loss per share attributable to common stockholders	31,632	29,528	24,871

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except number of shares)

	Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accum- ulated Deficit	Deferred Compensation	Subscriptions Receivable	Treasury Stock		Accum- ulated Other Compre- hensive Income	Total Stockholders’ Equity (Deficit)	Comprehensive Loss
	Shares	Amount	Shares	Par Value					Shares	Amount
Balance at January 1, 2000	4,430,515	$19,787	21,323,790	$213	$47,239	$(55,476)	$(2,837)	$(152)	41,197	$(167)	$438	$(10,742)
Accrual of dividends on preferred stock		3,574				(3,574)						(3,574)
Issuance of common stock in connection with business combinations			381,338	4	7,473							7,477
Redemption and conversion of preferred stock in connection with business combinations	(4,430,515)	(23,361)	3,179,748	32	23,329							23,361
Amortization of deferred compensation							799					799
Reversal of deferred compensation due to option forfeitures					(348)		348					—
Stock options exercised			853,608	9	438							447
Issuance of common stock under employee stock purchase plans			31,228		284							284
Accretion of common stock to redemption value					60							60
Warrants exercised			291,928	3	(3)							—
Collection of subscriptions receivable								50				50
Issuance of common stock in connection with private placement			1,500,000	15	12,615							12,630
Comprehensive loss:
Net loss						(20,275)						(20,275)	$(20,275)
Other comprehensive income:
Translation adjustment											667	667	667

Comprehensive loss													$(19,608)

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(Amounts in thousands, except number of shares)

	Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accum- ulated Deficit	Deferred Compensation	Subscriptions Receivable	Treasury Stock		Accum- ulated Other Compre- hensive Income	Total Stockholders’ Equity (Deficit)	Comprehensive Loss
	Shares	Amount	Shares	Par Value					Shares	Amount
Balance at December 31, 2000	—	—	27,561,640	$276	$91,087	$(79,325)	$(1,690)	$(102)	41,197	$(167)	$1,105	$11,184
Issuance of common stock in connection with business combinations			2,662,804	27	12,858							12,885
Assumption of options and warrants in connection with business combinations					1,179							1,179
Amortization of deferred compensation							565					565
Reversal of deferred compensation due to option forfeitures					(484)		484					—
Stock options exercised			448,460	4	142							146
Issuance of common stock under employee stock purchase plans			73,763	1	113							114
Issuance of warrants in connection with debt financing					853							853
Issuance of common stock in connection with private placement			460,000	5	248							253
Retirement of treasury stock			(41,197)	(1)	(166)				(41,197)	167		—
Compensation expense from stock option modifications					15							15
Comprehensive loss:
Net loss						(24,451)						(24,451)	$(24,451)
Other comprehensive income:
Translation adjustment											705	705	705

Comprehensive loss													$(23,746)

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(Amounts in thousands, except number of shares)

	Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accum- ulated Deficit	Deferred Compensation	Subscriptions Receivable	Treasury Stock		Accum- ulated Other Compre- hensive Income	Total Stockholders’ Equity (Deficit)	Comprehensive Loss
	Shares	Amount	Shares	Par Value					Shares	Amount
Balance at December 31, 2001	—	—	31,165,470	$312	$105,845	$(103,776)	$(641)	$(102)	—	—	$1,810	$3,448
Issuance of restricted stock			298,500	3	534		(537)					—
Reversal of deferred compensation due to option and restricted stock forfeitures			(4,000)		(52)		52					—
Amortization of deferred compensation							753					753
Stock options exercised			130,347	1	144							145
Issuance of common stock under employee stock purchase plans			78,684	1	102							103
Issuance of warrants in connection with debt financing					598							598
Collection of subscriptions receivable								102				102
Compensation expense from stock option modifications					98							98
Issuance of common stock in connection with business combinations			60,000	1	160							161
Comprehensive loss:
Net loss						(4,785)						(4,785)	$(4,785)
Other comprehensive income:
Translation adjustment											1,091	1,091	1,091

Comprehensive loss													$(3,694)

Balance at December 31, 2002	—	$—	31,729,001	$318	$107,429	$(108,561)	$(373)	$—	—	$—	$2,901	$1,714

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(4,785)	$(24,451)	$(20,275)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of acquisition-related intangible assets	528	6,651	6,503
Stock-based compensation	851	565	799
Accretion of discount on debt	610	839	212
Impairment of long-lived assets	—	336	886
Depreciation and amortization of property and equipment	3,027	3,861	3,725
Provision for doubtful accounts	(229)	520	(404)
Other	(7)	51	269
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	1,379	2,409	(1,641)
Work in process	(1,306)	3,463	318
Income taxes receivable	—	4,950	—
Other current assets	(210)	1,254	(481)
Other assets	313	166	(213)
Accounts payable	1,245	981	(2,369)
Accrued compensation and benefits	1,213	(3,548)	1,838
Accrued outsourcing	340	(2,045)	1,484
Accrued merger and restructuring	(1,642)	1,975	37
Other accrued expenses	39	(4,176)	725
Deferred revenue	(151)	(520)	5

Net cash provided by (used in) operating activities	1,215	(6,719)	(8,582)

Cash flows from investing activities:
Purchases of property and equipment	(1,449)	(1,402)	(3,147)
Proceeds from sale of property and equipment	98	—	—
Payments for businesses acquired, net of cash acquired	(2,167)	718	(2,876)

Net cash used in investing activities	(3,518)	(684)	(6,023)

Cash flows from financing activities:
Proceeds from issuance of short-term debt and equipment financing	75	5,000	—
Net increase (decrease) in other short-term debt	325	(1,722)	5,688
Proceeds from issuance of long-term debt	—	—	1,109
Payments of long-term debt	—	(1,063)	(261)
Proceeds from issuance of common stock under option and employee stock purchase plans	248	260	731
Proceeds from other issuances of common stock	—	253	12,630
Payments of capital lease obligations	(110)	(223)	(929)
Collection of subscriptions receivable	102	—	50

Net cash provided by financing activities	640	2,505	19,018

Net increase (decrease) in cash and cash equivalents	(1,663)	(4,898)	4,413
Effects of exchange rate changes on cash and cash equivalents	868	(132)	(22)
Cash and cash equivalents at beginning of year	11,711	16,741	12,350

Cash and cash equivalents at end of year	$10,916	$11,711	$16,741

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation:

Nature of the Business

Lionbridge Technologies, Inc. and its subsidiaries (collectively, “Lionbridge” or the “Company”) provide a suite of outsourced services that enable clients to develop, release, manage and maintain their technology applications and content globally. The Company serves global organizations in the technology, consumer, retail, industrial, life sciences, financial services and manufacturing industries. Lionbridge’s suite of services includes product and content globalization and software and hardware testing and certification. Lionbridge’s globalization services, including internationalization, software localization, application development and maintenance, translation, and multilingual content management enable worldwide release and ongoing maintenance of products and content in multiple languages. Lionbridge’s testing services enable clients to achieve superior product quality and reduce downstream support costs, while its product certification and competitive analysis testing services confirm that independent software vendors’ applications meet industry-defined standards for quality and deliver measurable performance against competitive offerings. Lionbridge has its head office in the United States, with operations in France, Germany, Ireland, The Netherlands, Brazil, China, Japan, South Korea and the United States.

In May 2000, as more fully described in Note 4, Lionbridge completed its acquisition of all of the capital stock of Harvard Translations, Inc. (“Harvard Translations”) by means of a merger. As a result of the merger, Harvard Translations became a wholly owned subsidiary of Lionbridge. In addition, as more fully described in Note 4, in May 2000, Lionbridge completed its acquisition of all of the capital stock of INT’L.com, Inc. (“INT’L.com”) by means of a merger. As a result of the merger, INT’L.com became a wholly owned subsidiary of Lionbridge. These transactions are referred herein as the “mergers”. These consolidated financial statements have been prepared following the pooling-of-interests method of accounting for the mergers and therefore reflect the combined financial position, operating results and cash flows of Lionbridge, Harvard Translations and INT’L.com as if they had been combined for all periods.

The Company anticipates that its existing capital resources, including the extension of its line of credit, and cash flows from operations will be adequate to satisfy its capital requirements for at least one year from the balance sheet date. To the extent that capital resources are less than expected or operating objectives are not achieved, management is committed to pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2003. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce certain discretionary spending to provide adequate liquidity.

2.    Significant Accounting Policies:

The accompanying consolidated financial statements of Lionbridge reflect the application of certain significant accounting policies as described below:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lionbridge and its wholly owned subsidiaries from the effective date of their acquisition or formation. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Revenue Recognition

Lionbridge recognizes revenue from the provision of services to its customers primarily on a percentage-of-completion method of accounting, based on costs incurred to date as a percentage of management’s estimate of

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

total costs of individual projects. Anticipated losses by project, if any, are recognized in the period in which determined.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were approximately $108,000, $282,000 and $230,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Foreign Currency Translation

The functional currency for each of Lionbridge’s foreign operations is the local currency of the country in which those operations are based. Revenues and expenses of foreign operations are translated into U.S. dollars at the average rates of exchange during the year. Assets and liabilities of foreign operations are translated into U.S. dollars at year-end rates of exchange. The Company has reflected resulting translation gains of $1.1 million, $705,000 and $667,000 for the years ended December 31, 2002, 2001 and 2000, respectively, in accumulated other comprehensive income, which is a component of stockholders’ equity (deficit). These unrealized gains are primarily attributable to the fluctuation in value between the U.S. dollar and the Euro. For the purpose of disclosure of comprehensive income (loss), Lionbridge does not record tax provisions or benefits for the net changes in foreign currency translation adjustments, as Lionbridge intends to permanently reinvest undistributed earnings in its foreign subsidiaries.

Realized and unrealized foreign currency transaction gains or losses, arising from exchange rate fluctuations on transactions or balances denominated in currencies other than the functional currencies, are included in other expense, net in the consolidated statements of operations and were $1.5 million, $838,000 and $714,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash equivalents. Included in cash equivalents at December 31, 2002 and 2001 are funds held in money market accounts.

Work in Process

Work in process represents the value of work performed but not yet billed. Work in process is calculated on a project-by-project basis using a percentage-of-completion method based on total anticipated project costs and is stated at cost plus estimated profit, but not in excess of net realizable value. Billing of amounts in work in process occurs according to customer-agreed payment schedules or upon completion of specified project milestones. All of Lionbridge’s projects in work in process are expected to be billed and collected within one year.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method, based upon the following asset lives:

Computer software and equipment	1 to 5 years
Furniture and office equipment	3 to 7 years
Leasehold improvements	Shorter of lease term or useful life of asset

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in the determination of net income or loss. Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, the Company discontinued the amortization of goodwill and, therefore, the results of operation, for the year ended December 31, 2002 exclude goodwill amortization expense. For years prior to January 1, 2002, goodwill was being amortized on a straight-line basis over five years. In accordance with SFAS 142, goodwill is now reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The review is a two-step process beginning with an estimation of the fair value of the related reporting unit. The first step is to review for impairment and the second step is to measure the amount of the impairment, if one is indicated by the first step. The fair value amounts are determined by discounting future cash flows of the related reporting unit as developed by management.

Also in accordance with SFAS 142, the Company evaluated the useful lives assigned to its other intangible assets, which resulted in no changes to such useful lives. Additionally, the Company transferred an amount of $270,000, previously identified as acquired workforce on a prior acquisition, to goodwill as of January 1, 2002.

Other intangible assets arose from the acquisition of VeriTest, Inc. (“VeriTest”) and International Language Engineering Corporation (“ILE”), and consist of the following, which have been or are being amortized on a straight-line basis over the following estimated useful lives:

Estimated Useful Life
VeriTest:
Trade name	5 years
ILE:
Installed customer base	5 years
Completed technology	3 years

Long-Lived Assets

The Company evaluates whether there has been an impairment in the carrying value of its long-lived assets, including other intangibles assets and property and equipment, in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for Impairment of Long-Lived Assets,” on an annual basis, or if certain circumstances indicate that a possible impairment may exist. An impairment in the carrying value of an asset is assessed when the undiscounted, expected future operating cash flows derived from the asset are less than its carrying value. If it is determined that the asset is impaired then it is written down to its estimated fair value. Long-lived assets, other than goodwill and other intangible assets, that are held for disposal are recorded at the lower of carrying value or fair market value less the estimated cost to sell.

Income Taxes

Deferred income taxes are recognized based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differences are expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding, including vested shares of restricted stock. Diluted net loss per share does not differ from basic net loss per share since potential common shares from unvested shares of restricted stock and the exercise of stock options and warrants are anti-dilutive for all periods presented and are therefore excluded from the calculation.

Accounting for Stock-Based Compensation

The Company has stock-based employee compensation plans which are described more fully in Note 9 to these consolidated financial statements. Lionbridge accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Lionbridge’s common stock at the date of grant. When the exercise price of stock options granted to employees is less than the fair market value of common stock at the date of grant, Lionbridge records that difference multiplied by the number of shares under option as deferred compensation, which is then amortized over the vesting period of the options.

Lionbridge has adopted the provisions of Statement of Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), through disclosure only. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and related guidance. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	For the Years Ended December 31,
	2002	2001	2000
Net loss, as reported	$(4,785,000)	$(24,451,000)	$(23,849,000)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	851,000	565,000	799,000
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,711,000)	(4,047,000)	(2,904,000)

Pro forma net loss	$(5,645,000)	$(27,933,000)	$(25,954,000)

Net loss per share:
As reported	$(0.15)	$(0.83)	$(0.96)
Pro forma	$(0.18)	$(0.95)	$(1.04)

The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used for options granted: (i) weighted-average risk free interest rates of 3.2%, 4.8%, and 6.4% for 2002, 2001 and 2000, respectively, (ii) weighted-average expected option lives of 4.0 years for each of 2002, 2001 and 2000, (iii) no expected dividend yield, and (iv) an expected volatility factor of 93.0% for 2002, 94.0% for 2001, and 85.0% 2000.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience, actuarial valuations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates are used when accounting for the collectibility of receivables, calculating revenue using a percentage-of-completion method, and valuing intangible assets, deferred tax assets and net assets of businesses acquired. Some of these estimates can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by the Company’s management there may be other estimates or assumptions that are reasonable, the Company believes that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements.

Concentrations of Credit Risk and Significant Customers

Financial instruments which potentially subject Lionbridge to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivables. The Company places its cash and cash equivalents with financial institutions with high credit standing. Concentrations of credit risk with respect to trade accounts receivable are limited due to the dispersion of customers across different industries and geographic regions. One customer accounted for approximately 20% and 17% of the consolidated accounts receivable at December 31, 2002 and 2001, respectively. No customer accounted for more than 10% of the consolidated accounts receivable at December 31, 2000. Lionbridge generally does not require collateral or other security against trade receivable balances; however, it maintains reserves for potential credit losses and such losses have historically been within management’s expectations.

Fair Value of Financial Instruments

Financial instruments, including cash equivalents, accounts receivable, accounts payable and debt, are carried in the consolidated financial statements at amounts that approximate fair values at December 31, 2002 and 2001. Fair values are based on market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Accounting for Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at the date of an entity’s commitment to an exit plan. SFAS 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Lionbridge will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS 146 will have a material impact on its financial position or results of operations.

In November 2002, the EITF reached a consensus on issue 00-21, “Revenue Arrangements with Multiple Deliverables,” which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 addresses revenue recognition on arrangements encompassing multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. The Company is currently assessing the impact that the adoption of EITF 00-21 may have on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company has evaluated its existing arrangements for items which would be required to be accounted for in accordance with FIN 45 and the required disclosures as of December 31, 2002 have been included in Note 8 of these consolidated financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The disclosure provisions of SFAS 148 have been adopted by the Company as of December 31, 2002. The company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

3.    Property and Equipment:

Property and equipment consisted of the following at December 31:

	2002	2001
Computer software and equipment	$16,101,000	$12,913,000
Furniture and office equipment	2,571,000	3,103,000
Leasehold improvements	1,853,000	1,815,000

	20,525,000	17,831,000
Less: Accumulated depreciation and amortization	(15,512,000)	(13,368,000)

	$5,013,000	$4,463,000

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Mergers:

Harvard Translations, Inc.

In May 2000, Lionbridge acquired Harvard Translations, a company based in Massachusetts, by means of a merger. Upon the effective date of the merger, each outstanding share of Harvard Translations common stock was converted into the right to receive 3.8864 shares of Lionbridge common stock. In addition, long-term debt of Harvard Translations payable to its former sole stockholder in the amount of $203,000, and all accrued interest thereon, was paid in full by issuance of 13,820 shares of Lionbridge common stock. As a result of the merger, Lionbridge issued an aggregate of 285,865 shares of Lionbridge common stock. Upon the completion of the acquisition, all outstanding options to purchase common stock of Harvard Translations were assumed by Lionbridge and converted into options to purchase common stock of Lionbridge under similar terms. The transaction was accounted for using the pooling-of-interests method of accounting, and the results of Harvard Translations have been included in the accompanying consolidated financial statements for all periods presented.

INT’L.com, Inc.

In May 2000, Lionbridge acquired INT’L.com, a company based in Massachusetts, by means of a merger. Upon the effective date of the merger, (i) each outstanding share of INT’L.com Series A common stock, Series B common stock, Series A preferred stock and Series B preferred stock was converted into the right to receive 0.7567 shares of Lionbridge common stock, (ii) each outstanding share of INT’L.com Series C preferred stock was converted into the right to receive 5.4590 shares of Lionbridge common stock, (iii) each outstanding share of INT’L.com Series D preferred stock was converted into the right to receive 0.5472 shares of Lionbridge common stock, (iv) the $2,000,000 of INT’L.com convertible debt and all accrued interest thereon was paid in full and cancelled in exchange for 109,158 shares of Lionbridge common stock, and (v) $5,000,000 of INT’L.com subordinated debt, and all accrued interest thereon, was paid in full and cancelled in exchange for 258,360 shares of Lionbridge common stock. As a result of the merger, Lionbridge issued an aggregate of 8,302,960 shares of common stock. Upon the completion of the acquisition, all outstanding options to purchase common stock of INT’L.com were assumed by Lionbridge and converted into options to purchase common stock of Lionbridge under similar terms. The transaction was accounted for using the pooling-of-interests method of accounting, and the results of INT’L.com have been included in the accompanying consolidated financial statements for all periods presented.

Combined and separate results of Lionbridge, Harvard Translations and INT’L.com for the period preceding the mergers were as follows:

	Lionbridge	Harvard Translations	INT’L.com	Combined
Three months ended March 31, 2000 (unaudited)
Revenue	$17,006,000	$1,366,000	$9,824,000	$28,196,000
Net income (loss)	$(3,269,000)	$62,000	$(2,769,000)	$(5,976,000)

5.    Business Acquisitions:

Lionbridge has grown its business since inception through a combination of acquisitions and organic growth. Such acquisitions through December 31, 2002 have resulted in the recognition of approximately $39.8 million of goodwill and other intangibles on its balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisitions in the three-year period ended December 31, 2002 were as follows:

Language Services Operations of Nortel

In January 2000, Lionbridge acquired certain assets of the language services operation of Nortel Networks Corporation (“Nortel”) in Montreal and Ottawa, Canada; Beijing, China; Sao Paulo, Brazil; Sunrise, Florida; and Bogota, Colombia for cash of $2,476,000. The transaction was accounted for using the purchase method of accounting. The purchase price was allocated based on the fair values of the acquired assets and liabilities assumed as follows:

Current assets	$1,693,000
Property and equipment	140,000
Current liabilities	(57,000)
Acquired workforce	377,000
Goodwill	323,000

$2,476,000

In 2001, the employees acquired as part of the transaction were terminated due to the closure of the Montreal and Florida offices. As a result, the unamortized balance of $264,000 attributable to the acquired workforce was written off.

Quality Group Labs, Inc.

In January 2001, Lionbridge acquired Quality Group Labs, Inc. (“Quality Group Labs”), a company based in Massachusetts, for total initial consideration of $250,000 in cash and 74,488 shares of Lionbridge common stock valued at $233,000. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated based on the fair values of the acquired assets and liabilities assumed as follows:

Property and equipment	$50,000
Goodwill	433,000

$483,000

Additional goodwill of $161,000 was subsequently recorded in 2002 in connection with incremental stock issuances of 60,000 shares of Lionbridge common stock made under the terms of the original agreement. The agreement does not provide for any further consideration. Pro forma statements of operations for 2000 would not differ materially from reported results.

Data Dimensions, Inc.

In June 2001, Lionbridge acquired Data Dimensions, Inc. (“Data Dimensions”), a company based in Washington with operations in the United States, Ireland and the United Kingdom, by means of a merger. Upon the effective date of the merger, each outstanding share of Data Dimensions common stock was converted into the right to receive 0.190884 shares of Lionbridge common stock. As a result of the merger, Lionbridge issued an aggregate of 2,588,316 shares of Lionbridge common stock valued at $12,652,000. Upon the completion of the merger, all outstanding options and warrants to purchase common stock of Data Dimensions, with a fair value at that time of $1,179,000, were assumed by Lionbridge and converted into options and warrants to purchase 451,860 shares of common stock of Lionbridge under similar terms. The transaction was accounted for using the

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchase method of accounting. The purchase price, including direct costs of acquisition, was allocated based on the fair values of the acquired assets and liabilities assumed as follows:

Current assets	$12,217,000
Property and equipment	2,216,000
Long-term assets	656,000
Current liabilities	(7,964,000)
Goodwill	7,189,000

$14,314,000

eTesting Labs, Inc.

In July 2002, Lionbridge acquired eTesting Labs Inc. (“eTesting”), a subsidiary of Ziff Davis Media Inc. The acquisition was accounted for using the purchase method of accounting. Total purchase consideration was $2,232,000, consisting of an initial cash payment of $1,000,000 made at the closing date. Subsequent to the closing date, Lionbridge paid an additional $1,215,000 in cash in connection with the purchase. Other acquisition costs totaling $17,000 are also included as part of the total purchase price. In connection with the acquisition, Lionbridge recorded $992,000 of goodwill.

The allocation of the purchase price, including direct costs of acquisition was based on the fair values of the acquired assets and liabilities assumed as follows:

Accounts receivable	$755,000
Other current assets	211,000
Property and equipment	1,921,000
Customer contract obligations	(648,000)
Restructuring reserves	(142,000)
Other current liabilities	(857,000)
Goodwill	992,000

$2,232,000

Pro Forma Disclosures (Unaudited)

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2002, 2001 and 2000 assume that the 2002 acquisition of eTesting occurred as of January 1, 2001 and that the 1999 acquisitions of VeriTest, ILE, Motus! and the 2001 acquisition of Data Dimensions occurred as of January 1, 2000.

	2002	2001	2000
Revenue	$121,760,000	$119,078,000	$147,557,000
Net loss	(6,930,000)	(39,811,000)	(32,815,000)
Basic and diluted net loss per share attributable to common stockholders	(0.22)	(1.35)	(1.32)

For each period presented, the pro forma results include estimates of the interest expense on debt used to finance the purchases and the amortization of intangible assets. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred at the beginning of the periods presented or that may be obtained in the future.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Goodwill and Other Intangible Assets :

Effective January 1, 2002, the Company adopted the provisions of SFAS 142. SFAS 142 eliminated the amortization of goodwill and indefinite-lived intangible assets and in its place now requires an impairment test of their carrying values. SFAS 142 required an initial impairment test of goodwill and indefinite-lived intangibles to be completed in the year of adoption. An annual impairment test was also required in the year of adoption and is required in all future periods. During 2002, the Company completed goodwill impairment tests as of January 1, 2002 and December 31, 2002 and determined in both cases that the fair value of each reporting unit exceeded the carrying value of the net assets of each respective reporting unit. Accordingly, no goodwill impairment was recognized. The impairment review is based upon estimated future discounted cash flows. Estimating future cash flows requires management to make projections that can differ materially from actual results. The provisions of SFAS 142 were effective for periods after adoption and retroactive application was not permitted. Therefore, the historical results of periods prior to 2002 in the Company’s consolidated statements of operations do not reflect the effect of SFAS 142. The following information represents adjusted net loss and net loss per share as if SFAS 142 has been applicable at the beginning of the periods presented:

	2002	2001	2000
Reported net loss	$(4,785,000)	$(24,451,000)	$(23,849,000)
Add back:
Goodwill amortization, net of tax effect	—	5,600,000	4,965,000

Adjusted net loss	$(4,785,000)	$(18,851,000)	(18,884,000)

Reported net loss per share—basic and diluted	$(0.15)	$(0.83)	$(0.96)
Add back:
Goodwill amortization, net of tax effect	—	0.19	0.20

Adjusted net loss per share—basic and diluted	$(0.15)	$(0.64)	$(0.76)

The carrying amount of goodwill totaled $15,142,000 and $13,890,000 as of December 31, 2002 and 2001, respectively. Changes in the carrying amount of goodwill, net, on a total consolidated basis and by segment for the years ended December 31, 2002 and 2001 consisted of the following:

	Globalization	Testing	Total
Balance, beginning of the year	$6,884,000	$6,736,000	$13,620,000
Goodwill acquired	—	1,153,000	1,153,000
Reclassification of VeriTest acquired workforce	—	270,000	270,000
Goodwill adjustment from NOL utilization	99,000	—	99,000

Balance, end of the year	$6,983,000	$8,159,000	$15,142,000

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in “Other intangible assets, net” in the Company’s consolidated balance sheets are other intangible assets that are subject to amortization in accordance with SFAS 142. The following table summarizes other intangible assets as of December 31, 2002 and 2001, respectively:

	2002			2001
	Gross Carrying Value	Accumulated Amortization	Balance	Gross Carrying Value	Accumulated Amortization	Balance
VeriTest trade name	$505,000	$404,000	$101,000	$505,000	$303,000	$202,000
VeriTest acquired workforce	676,000	406,000	270,000	676,000	406,000	270,000
Reclassification of VeriTest acquired workforce to goodwill	(676,000)	(406,000)	(270,000)	—	—	—
ILE installed customer base	1,800,000	1,350,000	450,000	1,800,000	923,000	877,000

	$2,305,000	$1,754,000	$551,000	$2,981,000	$1,632,000	$1,349,000

Estimated annual amortization expense related to these intangible assets is expected to be $461,000 and $90,000 for 2003 and 2004, respectively.

7.    Debt:

Debt consisted of the following at December 31:

	2002	2001
Lines of credit	$10,501,000	$8,551,000
Notes payable to stockholders	5,500,000	6,750,000
Subordinated debt, net of discount of $2,288,000 and $2,898,000 at December 31, 2002 and 2001, respectively	11,693,000	11,082,000
Equipment financing facility	249,000	535,000

Total debt, less discount	27,943,000	26,918,000
Less current portion	3,215,000	9,600,000

Long-term debt, less current portion and discount	$24,728,000	$17,318,000

Lines of Credit

In June 2001, Lionbridge entered into a line of credit agreement with a commercial bank. Under the terms of the agreement, Lionbridge was able to borrow up to $13,000,000, based on the value of certain current assets worldwide. The interest rate payable on any outstanding borrowings was prime rate plus 2.0% per year (6.25% at December 31, 2002). Borrowings outstanding under the line of credit agreement are collateralized by the Company’s accounts receivable. In April 2002, the line of credit agreement was amended to extend the maturity date to April 1, 2003. In conjunction with the line of credit, Lionbridge issued a warrant to the commercial bank for the purchase of 75,000 shares of common stock at an exercise price of $1.81 per share, valued at $115,000. This amount has been treated as a deferred financing cost and is being amortized through interest expense over the original term of the agreement. In conjunction with this amendment, Lionbridge paid a commitment fee of $206,000, which was recorded as a deferred financing cost and is being amortized as interest expense through April 1, 2003. The amounts outstanding on the line of credit at December 31, 2002 and 2001 were $10,501,000 and $8,551,000, respectively. See Note 17 regarding Lionbridge’s extension of the term of its line of credit.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes Payable to Stockholders

In August 1998, as part of a cash and stock dividend to the INT’L.com stockholders on record as of that date, subordinated promissory notes to stockholders in the aggregate amount of $3,500,000 were issued. The notes bear interest at 6% per year for the first year of the term of the notes, and the interest rate increases by 1% for each successive year of the term of the notes (10% at December 31, 2002.) One half of the interest accruing in each semi-annual period is payable semi-annually on January 1 and June 30 during the term of the notes and the remaining interest is payable upon the maturity of the notes. The principal amount of the notes, together with any accrued but unpaid interest, is payable in April 2005.

In April 1999, Lionbridge’s wholly owned subsidiary, INT’L.com, assumed ILE’s obligation under a promissory note to a former ILE stockholder in the amount of $3,250,000 as part of the acquisition of ILE. The promissory note accrued interest at 8.5% per year and matured in June 2002. The promissory note is subordinate to all indebtedness owed by INT’L.com to any bank, pension fund, insurance fund or other financial institutions. In July 2002, the Company paid $1,000,000 of the amount due under this note and amended the note to increase the interest rate to 10% and to extend the maturity date of the remaining $2,250,000 such that $250,000 was paid in October 2002, $1,000,000 is payable in January 2003, and the remaining $1,000,000 is payable in April 2003. The January 2003 payment was made as scheduled; thus as of December 31, 2002, $2,000,000 was outstanding under this promissory note.

Subordinated Debt

In 1999, Lionbridge entered into subordinated loan agreements with Morgan Stanley Venture Capital Fund II Annex, L.P. and Morgan Stanley Venture Investors Annex, L.P. (collectively the “Morgan Stanley Entities”), existing stockholders of Lionbridge, and Capital Resource Lenders III, L.P. (“CRP”). Under the terms of the agreements, Lionbridge issued $12,000,000 of subordinated notes, which accrue interest at 12% per year. The agreements require Lionbridge to comply with several operating and financial covenants, including a prohibition on the payment of dividends to its stockholders. In connection with its initial public offering, Lionbridge repaid $6,000,000 of the subordinated notes and Capital Resource Lenders and the Morgan Stanley-sponsored limited partnerships agreed to defer the repayment of the remaining $6,000,000 of the subordinated notes that would otherwise have been due upon the completion of its initial public offering. A subsequent amendment of the debt agreements in March 2001 extended the maturity date of the notes to the earlier of January 31, 2002 or an underwritten public offering by Lionbridge with aggregate proceeds of at least $10,000,000. In December 2001, the notes were amended to change the maturity date of the notes to April 15, 2002 and have subsequently been further amended as described below.

In May 2002, the terms of the subordinated debt agreements with CRP were amended to extend the maturity date of the notes, having an aggregate principal balance of $4,981,000, to April 30, 2004. In conjunction with the amendments, Lionbridge issued warrants for the purchase of up to 400,000 shares, in the aggregate, of common stock at an exercise price of $1.69 per share. The shares issuable under the warrants were 25% vested at the time of issuance and the remaining shares vest each three-month period thereafter through the maturity date of the notes based upon the then-current principal amount outstanding. The warrants expire as of May 15, 2009. The warrants, valued at $551,000 were recorded as a deferred financing cost and are being amortized as interest expense over the remaining term of the notes, resulting in interest expense of $184,000 during 2002.

In August 2002, the terms of the subordinated debt agreements with the Morgan Stanley Entities were amended to extend the maturity date of the notes, having an aggregate principal balance of $1,000,000, to July 31, 2003. In conjunction with the amendments, Lionbridge issued warrants for the purchase of up to 50,612 shares, in the aggregate, of common stock at an exercise price of $1.69 per share. The shares issuable under the

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warrants were 25% vested at the time of issuance and the remaining shares vest each three-month period thereafter through the maturity date of the notes based upon the then-current principal amount outstanding. The warrants expire as of May 15, 2009. The warrants, valued at $47,000, were recorded as a deferred financing cost and are being amortized as interest expense over the remaining term of the notes, resulting in interest expense of $20,000 during 2002.

In June 2001, Lionbridge entered into a subordinated debt agreement pursuant to which Lionbridge issued a 12% promissory note in the amount of $5,000,000 and a warrant to purchase 900,000 shares of common stock at a price of $0.80 per share (the “2001 Warrant”). Under the terms of this subordinated debt agreement, if principal and accrued interest due under the note were not paid on October 31, 2001, the note would automatically convert into a new note with essentially identical terms but with a principal amount of $8,000,000. Lionbridge elected not to repay the principal and interest due under the note on October 31, 2001, and according, as of that date, the note converted into a note in the principal amount of $8,000,000 due on September 30, 2006, with interest payable quarterly in arrears at 12% per year. The $3,000,000 discount on the new note is being accreted through interest expense over the period from November 1, 2001 to September 30, 2006. Accretion of $610,000 and $101,000, respectively, was recorded for the years ended December 31, 2002 and 2001, respectively. The fair value ascribed to the 2001 Warrant of $738,000 was recorded as an initial discount on subordinated notes payable and was amortized to interest expense through October 2001, the term of the original note.

Equipment Financing Facility

In February 2000, Lionbridge entered into a equipment financing arrangement whereby it may borrow an aggregate of $1,350,000 to fund equipment purchases. Advances under the arrangement are collateralized by certain fixed assets and are payable in monthly installments with interest through September 2003. Principal due under the notes totaled $166,000 and $535,000 at December 31, 2002 and 2001, respectively, and bears interest at rates ranging from 16.3% to 16.5%. On September 10, 2002, Lionbridge entered into another financing arrangement to fund an equipment purchase. The funding was collateralized by certain fixed assets and is payable in monthly installments with interest through August 2004. Borrowings under this financing agreement totaled $42,000 at December 31, 2002.

As of December 31, 2002, the commitment for principal debt payments over the next five years is as follows (and reflects the extension of Lionbridge’s commercial credit facility as discussed in Note 17):

	2003	2004	2005	2006	2007	Total
Lines of credit	$—	$—	$10,501,000	$—	$—	$10,501,000
Notes payable to stockholders	2,000,000	—	3,500,000	—	—	5,500,000
Subordinated debt	1,000,000	4,981,000	—	8,000,000	—	13,981,000
Equipment financing	215,000	27,000	7,000	—	—	249,000

	$3,215,000	$5,008,000	$14,008,000	$8,000,000	$—	$30,231,000

The $8.0 million principal debt payment due on subordinated debt in 2006 is inclusive of a $3.0 million discount on the note, which accretes on a straight-line basis, over the period November 1, 2001 to September 30, 2006.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Commitments and Contingencies:

Lease Commitments

The Company leases certain equipment and office space under noncancelable agreements and leases which expire at various dates through 2026. Future minimum lease payments under noncancelable operating leases at December 31, 2002 were as follows:

Year ending December 31,
2003	$4,594,000
2004	3,226,000
2005	2,598,000
2006	2,083,000
2007	951,000
Thereafter	10,194,000

$23,646,000

Total rental expense charged to operations was $5,806,000, $4,615,000 and $4,729,000 in 2002, 2001 and 2000, respectively.

Guarantor Arrangements.

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34 (See Note 2). The following is a summary of agreements that the Company has determined are within the scope of FIN No. 45.

When as part of an acquisition the Company acquires all of the stock or all of the assets and liabilities of a company, the Company assumes the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments the Company could be required to make for such obligations is undeterminable at this time. In June 2001, the Company acquired all of the stock of Data Dimensions, Inc. and in July 2002, the Company acquired all of the stock of eTesting Labs, Inc. Since that date, the Company has not received any claims for events that occurred prior to the acquisition. While the provisions of the agreements are still in effect, the Company believes that the probability of receiving a claim at this point is unlikely. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these liabilities as of December 31, 2002.

9.    Stockholders’ Equity (Deficit):

Private Placements of Common Stock

In June 2000, Lionbridge issued 1,500,000 shares of its common stock at $8.50 per share in a private placement for total consideration received of approximately $12.8 million before expenses. These shares were subsequently registered in a Registration Statement on Form S-3 filed with the Securities and Exchange Commission in September 2000.

In August 2001, Lionbridge sold 460,000 shares of its common stock at $0.55 per share, the then fair market value, to its Chairman and Chief Executive Officer for aggregate consideration of $253,000 in a private placement.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Compensation

During 1999, Lionbridge recorded deferred compensation in connection with options granted at exercise prices below the then fair market value of Lionbridge’s common stock totaling $3,803,000, representing the aggregate difference between the estimated fair market value of Lionbridge’s common stock on the date of grant and the exercise price of each option. This deferred compensation is being amortized over the four-year vesting period of the related options. In January 2002, Lionbridge recorded deferred compensation of $537,000, representing the fair market value of 298,500 shares of restricted common stock issued to certain employees at that time. These restricted shares vest ratably after one and two years of continued employment with the Company. Unvested restricted shares may not be sold, transferred or assigned and are subject to forfeiture in the event that an employee ceases to be employed by the Company. Total amortization of deferred compensation was $753,000, $565,000 and $799,000 in the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, $52,000, $484,000 and $348,000 of deferred compensation has been reversed due to the forfeiture or cancellation of the underlying restricted stock or options in the years ended December 31, 2002, 2001 and 2000, respectively. In June 2002, additional stock-based compensation expense of $98,000 was recorded relating to the modification of previously granted stock options.

Stock Option Exchange Program

In January 2002, the Board approved a key employee stock option exchange program (the “Exchange Program”) for a select group of key employees, including the Executive Officers. The Exchange Program provided certain key employees of the Company the opportunity to cancel their previously granted stock options with exercise prices in excess of $5.00 per share in exchange for new options to be granted no sooner than six months and one day from the date of cancellation. In July 2002, the date that was six months and one day from the date of the cancellation, the Compensation Committee granted options to those participants who chose in January to cancel stock options, with the exercise price of the new options equal to the fair market value of the Company’s common stock on that date. The number of shares of common stock subject to new options equals the number of shares subject to the exchanged options. The vesting of the new options commences on the date of grant and is the same as the vesting schedule of the exchanged options: 25% of the option shares vest one year from the date of grant and the remaining option shares vest at the rate of 12.5% each six month period thereafter. The other terms and conditions of the new options are the same as those of the exchanged options. Lionbridge accepted for exchange options to purchase an aggregate of 690,549 shares of common stock, representing 65% of the shares subject to options that were eligible to be exchanged under the program.

Employee Stock Purchase Plan

In June 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan is a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The Purchase Plan allows for the issuance of 1,000,000 shares of Lionbridge’s common stock to eligible employees. Under the Purchase Plan, Lionbridge is authorized to make a series of offerings during which employees may purchase shares of common stock through payroll deductions made over the term of this offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of this offering period (as defined by the Purchase Plan), whichever is lower. The Company issued 78,684, 73,763 and 31,228 shares of common stock during 2002, 2001 and 2000, respectively, pursuant to the Purchase Plan at a weighted-average price per share of $1.31, $1.55 and $9.08, respectively.

Stock Option Plans

Lionbridge maintains a stock option plan (the “Plan”) for the issuance of incentive and nonqualified stock options. As amended through May 2002, the maximum number of shares of common stock available for issuance

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the Plan is 9,722,032 shares. Options to purchase common stock are granted at the discretion of the Board of Directors. Generally, stock options vest over a four-year period as follows: 25% on the first anniversary of the date of grant and semi-annually thereafter in equal installments over the remaining three-year period. Stock options generally expire ten years (five years in certain cases) from the date of grant.

Under the terms of the Plan, the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. The exercise price of nonqualified stock options may be less than the fair market value of the common stock on the date of grant, as determined by the Board of Directors, but in no case may the exercise price be less than the statutory minimum. Prior to the Company’s initial public offering of securities, the Board of Directors, in assessing the fair market value of Lionbridge’s common stock, considered factors relevant at the time, including recent third-party transactions, significant new customers, composition of the management team, recent hiring results, Lionbridge’s financial condition and operating results and the lack of a public market for Lionbridge’s common stock.

Harvard Translations and INT’L.com also maintained stock option plans which were assumed by Lionbridge and provided for grants of options to officers, consultants and employees that expire ten years (five years in certain cases) from date of grant. The stock option grants generally vest over four to five years except for certain options that have acceleration clauses effective upon certain circumstances including a change of ownership or control. Upon the mergers of Harvard Translations and INT’L.com, Lionbridge assumed options for the purchase of 742,584 shares of common stock. No further options will be granted under these plans.

Data Dimensions maintained stock option plans, which provided for grants to employees and directors that generally expire five years from the date of grant. The stock options generally vest over four years. Upon the acquisition of Data Dimensions, Lionbridge assumed options for the purchase of 408,911 shares of Lionbridge common stock. No further options will be granted under these plans.

Transactions involving all plans for the period from January 1, 2000 to December 31, 2002 are summarized as follows:

	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2000	3,251,369	$2.896
Granted	2,056,400	10.271
Exercised	(952,059)	1.239
Canceled	(519,655)	8.973

Outstanding at December 31, 2000	3,836,055	6.440
Granted	3,780,211	4.734
Exercised	(448,460)	0.327
Canceled	(1,397,116)	9.494

Outstanding at December 31, 2001	5,770,690	5.058
Granted	1,616,025	1.782
Exercised	(130,347)	1.112
Canceled	(1,389,663)	9.494

Outstanding at December 31, 2002	5,866,705	3.190

During the year ended December 31, 2000, the Company issued 68,022 shares of Lionbridge common stock in connection with a net settlement exercise of stock options for the purchase of 166,473 shares of common stock.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options for 2,513,968, 1,873,997 and 1,129,057 shares were exercisable at December 31, 2002, 2001 and 2000, respectively. There were 1,566,918, 997,321 and 3,204,738 shares available for future grant under the Plan at December 31, 2002, 2001 and 2000, respectively.

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.15	284,207	4.1 years	$0.15	284,207	$0.15
0.30	101,062	5.1 years	0.30	101,062	0.30
0.45	2,562	5.3 years	0.45	2,562	0.45
0.90-1.31	130,313	7.7 years	1.15	57,438	1.10
1.40-1.84	2,562,900	8.6 years	1.58	682,629	1.55
2.10-2.70	466,987	8.8 years	2.53	76,342	2.64
3.19-4.24	1,077,023	7.3 years	3.20	473,898	3.22
4.92-7.25	431,243	7.4 years	5.74	246,562	5.54
7.50-9.75	698,531	7.2 years	8.24	506,929	8.31
11.38-17.03	30,128	7.2 years	13.56	23,190	14.21
17.94-18.65	65,246	7.1 years	17.98	42,646	18.00
40.55-59.36	3,057	4.1 years	52.73	3,057	52.73
65.48-89.06	7,915	4.8 years	80.94	7,915	80.94
107.40-146.06	5,341	4.5 years	130.81	5,341	130.81
173.56	190	4.7 years	173.56	190	173.56

	5,866,705			2,513,968

10.    Income Taxes:

The components of the provision for income taxes are as follows for the years ended December 31:

	2002	2001	2000
Current:
State	$(35,000)	$—	$—
Federal	(392,000)	—	—
Foreign	266,000	424,000	373,000

Total current (benefit) provision	$(161,000)	$424,000	$373,000

Deferred:
Foreign	$99,000	$15,000	$243,000

Total deferred provision	$99,000	$15,000	$243,000

The benefit from the utilization of net operating loss carryforwards in Europe during the years ended December 31, 2002, 2001 and 2000 was recorded as a reduction of goodwill of $99,000, $15,000 and $243,000, respectively, rather than a tax benefit, since the deferred tax assets associated with these carryforwards had been fully reserved at the time of the original acquisition of the businesses in 1996. The Company’s provision for income taxes includes a $392,000 benefit related to a U.S. Federal income tax refund available as a result of legislative changes in 2002.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the loss before income taxes were as follows for the years ended December 31:

	2002	2001	2000
United States	$(5,791,000)	$(23,943,000)	$(19,576,000)
Foreign	944,000	(69,000)	(83,000)

Loss before income taxes	$(4,847,000)	$(24,012,000)	$(19,659,000)

The consolidated deferred tax assets (liabilities) of the Company were as follows at December 31:

	2002	2001
U.S. net operating loss carryforwards	$25,821,000	$24,184,000
Foreign net operating loss carryforwards	2,950,000	4,112,000
Difference in accounting for amortization and depreciation	2,751,000	2,816,000
Nondeductible reserves and accruals	2,296,000	1,731,000
Research and development tax credits	308,000	247,000
Other	672,000	342,000
Valuation allowance	(34,798,000)	(33,432,000)

Net deferred tax assets	$—	$—

Management of Lionbridge has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Under the applicable accounting standards, management has considered Lionbridge’s history of losses and concluded that it is more likely than not that Lionbridge will not generate sufficient future taxable income to benefit from these tax assets prior to their expiration. Accordingly, the deferred tax assets have been fully reserved. Management reevaluates the positive and negative evidence periodically.

At December 31, 2002, Lionbridge had net operating loss carryforwards for U.S. federal income tax purposes of approximately $67,100,000 that may be used to offset future taxable income, which begin to expire in 2012. Of this amount, $1,216,000 relates to deductions from the exercise of stock options. The future benefit from these deductions will be recorded as a credit to additional paid-in capital when realized. The Company has federal research and development tax credits which may be used to offset future income tax of approximately $149,000, which expire in 2019. Additionally, Lionbridge has net operating loss carryforwards in France of approximately $1,885,000, which begin to expire in 2003; net operating loss carryforwards in Japan of approximately $2,183,000, which begin to expire in 2003; net operating loss carryforwards in Canada of approximately $2,759,000, which begin to expire in 2007; net operating loss carryforwards in Brazil of approximately $391,000, which may be carried forward indefinitely; and net operating loss carryforwards in The Netherlands of approximately $1,208,000, which may be carried forward indefinitely.

Under the provisions of the Internal Revenue Code, certain substantial changes in Lionbridge’s ownership may limit in the future the amount of net operating loss carryforwards that could be used annually to offset future taxable income and income tax liability.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Merger, Restructuring and Other Charges:

The following table summarizes activity with respect to merger, restructuring and other charges for the years ended December 31:

	2002	2001	2000
Merger costs (credits), net	$—	$(20,000)	$2,465,000
Restructuring charges, net	—	2,537,000	915,000
Impairment of long-lived assets	—	336,000	886,000

	$—	$2,853,000	$4,266,000

During the year ended December 31, 2001, Lionbridge recorded a net merger credit of $20,000 in operating expenses. This amount consists primarily of fees for professional services incurred in connection with Lionbridge’s attempted acquisition of Mendez S.A., offset by the receipt of a $1,000,000 fee from the successful bidder for Mendez S.A.

Restructuring charges of $2,537,000 were recorded in the year ended December 31, 2001. These charges relate to: (i) the costs of consolidating Lionbridge facilities in the United States as a result of the acquisition of Data Dimensions, consisting primarily of accruals for lease payments on vacant office space, and (ii) costs associated with workforce reductions in the United States, Canada, Brazil, Japan, China, Korea, Germany, Ireland, The Netherlands, the United Kingdom and France, consisting of 154 technical staff, 26 sales and marketing staff and 50 administrative staff. All employees had been informed of their termination and related benefits in the period that the charge was recorded.

Impairment charges for long-lived assets for the year ended December 31, 2001 of $336,000 relate primarily to the write-off of acquired workforce and software licenses as a result of the closure of the Company’s office in Montreal, Canada during the second quarter of 2001.

Merger costs for the year ended December 31, 2000 of $2,465,000 consist of fees for investment banking, legal and accounting services and other direct costs incurred in connection with Lionbridge’s mergers with Harvard Translations and INT’L.com.

Restructuring charges for the year ended December 31, 2000 of $915,000 relate to: (i) the costs of closing facilities in the United States, France and The Netherlands as a result of the merger with INT’L.com, consisting primarily of accruals for lease payments on vacant office space, and (ii) costs associated with workforce reductions in Canada, the United States and France, consisting of six technical staff and three administrative staff. All employees had been informed of their termination and related benefits in the period that the charge was recorded.

Impairment charges for long-lived assets for the year ended December 31, 2000 of $886,000 relate to the write-off of property and equipment, primarily consisting of previously capitalized licenses for software, that was abandoned as a result of Lionbridge’s merger with INT’L.com.

At December 31, 2002, the consolidated balance sheet included accruals totaling $12,000 related to restructuring charges, which were assumed upon the acquisition of INTL.com. In addition, Lionbridge has recorded reserves for reorganization and integration activities in connection with its business combinations. At December 31, 2002, the consolidated balance sheet included accruals totaling $859,000 in connection with the Company’s acquisitions of Data Dimensions and eTesting. Lionbridge currently anticipates that all restructuring, reorganization and integration accrual balances will be fully utilized by December 31, 2003, except for certain

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

long-term contractual obligations relating to leases for facilities, $52,000 of which related to long-term obligations on unused facilities and is included in Other long-term liabilities.

The following table summarizes the reserve activity for the years ended December 31, 2002, 2001, and 2000, respectively:

	2002	2001	2000
Beginning balance, December 31	$2,442,000	$394,000	$357,000
Employee severance and related charges:
Charges recorded		2,216,000	314,000
Revisions of estimated liabilities		(85,000)
Reserves recorded on business combinations	103,000	1,034,000
Cash payments	(382,000)	(2,775,000)	(563,000)

	(279,000)	390,000	(249,000)

Lease termination costs and other charges:
Charges recorded		428,000	763,000
Revisions of estimated liabilities		(22,000)	(162,000)
Reserves recorded on business combination	40,000	2,346,000
Cash payments	(1,332,000)	(1,094,000)	(315,000)

	(1,292,000)	1,658,000	286,000

Ending balance, December 31	$871,000	$2,442,000	$394,000

12.    Employee Benefit Plans:

Lionbridge maintains an employee benefit plan qualified under Section 401(k) of the Internal Revenue Code. All U.S. employees may participate in the 401(k) plan subject to certain eligibility requirements. Under the 401(k) plan, a participant may contribute a maximum of 15% of his or her pre-tax salary, commissions and bonuses through payroll deductions (up to the statutorily prescribed annual limit—$11,000 in 2002) to the 401(k) plan. The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of the Board of Directors, Lionbridge may make discretionary profit-sharing contributions into the 401(k) plan for all eligible employees. For the years ended December 31, 2002, 2001 and 2000, discretionary contributions totaled $260,000, $315,000, and $0, respectively. In addition, as of December 31, 2002, the Company maintained defined benefit pension plans for employees in The Netherlands and France, and a defined contribution scheme for employees in France, Germany, Ireland and the United Kingdom, resulting in contributions charged to operations of $875,000, $743,000 and $601,000 in 2002, 2001 and 2000, respectively. In total, Lionbridge’s consolidated results of operations include contribution charges of $1,135,000, $1,058,000 and $601,000 in 2002, 2001 and 2000, respectively.

Harvard Translations, INT’L.com, ILE and Data Dimensions maintained 401(k) retirement plans for employees meeting certain age and service requirements. The plans provided for voluntary employee contributions from their annual compensation as well as matching contributions by Harvard Translations, INT’L.com, ILE or Data Dimensions. For the years ended December 31, 2002, 2001 and 2000, matching contributions totaled $0, $0 and $51,000, respectively. The Harvard Translations, ILE and INT’L.com plans are in the process of being terminated and the assets of these plans will be transferred to the Lionbridge 401(k) plan. Assets of the Data Dimensions plan were distributed to the participating employees in 2002, and that plan was terminated effective December 31, 2002.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Operating Segment and Geographical Information:

Lionbridge has determined that its operating segments are those that are based on its method of internal reporting, which separately presents its business by the geographic site in which services are performed. Lionbridge has combined those segments which meet the aggregation criteria of SFAS No. 131 in determining its reportable segments. The Company is organized into two reportable operating segments: Globalization and Testing.

During 2002, the Company changed the structure of its internal organization, combining Application Development and Maintenance (ADM) with Localization to form the Globalization segment. Lionbridge has restated the prior period information in accordance with the revised organizational reporting structure.

The Globalization segment provides product localization and content globalization services that enable simultaneous worldwide release and ongoing maintenance of products and related technical support, training materials, and sales and marketing information in multiple languages. The Testing segment provides comprehensive testing of software, hardware and Web sites, as well as product certification programs. All other unallocated enterprise costs are reflected in the “Corporate and Other” category.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information about the reported net loss of the Company for the years ended December 31, 2002, 2001 and 2000. Asset information by reportable segment is not reported, since the Company does not produce such information internally.

	Globalization	Testing	Corporate and Other	Total
2002
External revenue	$91,257,000	$27,062,000	$—	$118,319,000

Gross Profit	$34,888,000	$12,159,000	$—	$47,047,000

Depreciation and amortization	$1,083,000	$1,766,000	$706,000	$3,555,000

Segment contribution	$11,269,000	$2,623,000	$—	$13,892,000

Interest income (expense), income tax expense and other items of income (expense)	(7,768,000)	(1,578,000)	(9,331,000)	(18,677,000)

Net income (loss)	$3,501,000	$1,045,000	$(9,331,000)	$(4,785,000)

2001
External revenue	$83,954,000	$17,250,000	$—	$101,204,000

Gross Profit	$29,946,000	$8,135,000	$—	$38,081,000

Depreciation and amortization	$2,031,000	$1,558,000	$6,923,000	$10,512,000

Segment contribution	$11,300,000	$(667,000)	$—	$10,633,000
Interest income (expense), income tax expense and other items of income (expense)	(5,976,000)	(3,855,000)	(25,253,000)	(35,084,000)

Net income (loss)	$5,324,000	$(4,522,000)	$(25,253,000)	$(24,451,000)

2000
External revenue	$103,532,000	$11,617,000	$—	$115,149,000

Gross Profit	$38,549,000	$3,854,000	$—	$42,403,000

Depreciation and amortization	$2,898,000	$464,000	$6,866,000	$10,228,000

Segment contribution	$20,192,000	$1,607,000	$—	$21,799,000
Interest income (expense), income tax expense and other items of income (expense)	(10,235,000)	(1,596,000)	(30,243,000)	(42,074,000)

Net income (loss)	$9,957,000	$11,000	$(30,243,000)	$(20,275,000)

One customer accounted for $24,500,000, or 21% of consolidated revenue and $13,100,000, or 13%, of consolidated revenue for the years ended December 31, 2002 and 2001, respectively. Revenues from this customer are included in the revenues of both the Globalization and Testing segments. No customer accounted for more than 10% of consolidated revenue for 2000. One customer accounted for approximately 20% and 17% of the consolidated accounts receivable at December 31, 2002 and 2001, respectively. No customer accounted for more than 10% of the consolidated accounts receivable at December 31, 2000.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of Lionbridge’s operations and other financial information by geographical region follows:

	Year Ended December 31,
	2002	2001	2000
Revenues:
United States	$61,377,000	$53,162,000	$63,267,000
Ireland	32,853,000	18,001,000	14,390,000
France	12,401,000	13,449,000	14,442,000
China	3,631,000	6,763,000	6,422,000
The Netherlands	8,208,000	6,510,000	8,341,000
Japan	3,050,000	3,797,000	5,096,000
Germany	5,505,000	2,729,000	3,674,000
Other	1,656,000	2,330,000	6,224,000
Eliminations	(10,362,000)	(5,537,000)	(6,707,000)

	$118,319,000	$101,204,000	$115,149,000

Foreign revenue is presented based on the country in which projects are managed.

	December 31,
	2002	2001	2000
Long-lived assets:
United States	$3,885,000	$3,428,000	$1,835,000
Asia	539,000	559,000	665,000
France	450,000	439,000	1,210,000
Ireland	855,000	521,000	434,000
Other	55,000	168,000	1,436,000

	$5,784,000	$5,115,000	$5,580,000

Lionbridge has agreements with the Irish Industrial Development Agency regarding financial grants to its Irish subsidiaries from this agency. Under the agreements, the Irish subsidiaries may not pay dividends or otherwise distribute cash from certain reserves, including any distributions to Lionbridge.

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Supplemental Disclosure of Cash Flow Information:

	Year Ended December 31,
	2002	2001	2000
Interest paid	$3,001,000	$1,860,000	$2,291,000

Income taxes paid (refunded), net	$255,000	$(4,817,000)	$124,000

Noncash investing and financing activities:
Fair value of warrants issued for common stock in connection with debt	$598,000	$853,000

Additions to capital lease obligations for fixed asset purchases	$202,000

Non-monetary exchange of trade accounts receivable for equipment	$122,000

Lionbridge acquired eTesting Labs in 2002. In conjunction with the purchase, liabilities were assumed as follows:
Fair value of assets acquired and goodwill	$3,879,000
Outstanding payable to Ziff Davis Media	(65,000)
Cash paid for assets acquired	(2,167,000)

Liabilities assumed	$1,647,000

Lionbridge acquired all of the outstanding capital stock of Data Dimensions in exchange for common stock valued at $12,652,000 and the assumption of options and warrants valued at $1,179,000 in 2001. In conjunction with the purchase, liabilities were assumed as follows:

Fair value of assets acquired and goodwill		$22,278,000
Fair value of options and warrants assumed		(1,179,000)
Common stock issued		(12,652,000)

Liabilities assumed		$8,447,000

Lionbridge acquired all of the outstanding capital stock of Quality Group Labs for cash of $483,000 in 2001. In conjunction with the purchase, liabilities were assumed as follows:
Fair value of assets acquired and goodwill		$483,000
Cash paid for assets acquired		(250,000)
Common stock issued		(233,000)

Liabilities assumed		$—

Lionbridge acquired certain assets of the language services operation of Nortel for $2,476,000 in 2000. In conjunction with the purchase, liabilities were assumed as follows:
Fair value of assets acquired and goodwill			$2,533,000
Cash paid for assets acquired			(2,476,000)

Liabilities assumed			$57,000

LIONBRIDGE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Valuation and Qualifying Accounts:

The following table sets forth activity in Lionbridge’s accounts receivable reserve:

Year ended:	Balance at Beginning of Year	Charges to Operations	Deductions	Balance at End of Year
December 31, 2000	$1,122,000	$498,000	$(921,000)	$699,000
December 31, 2001	699,000	520,000	(287,000)	932,000
December 31, 2002	932,000	(229,000)	(278,000)	425,000

16.    Net Loss per Share:

Diluted net loss per share does not differ from basic net loss per share since potential common shares from the exercise of warrants, the vesting of restricted stock and the exercise of stock options are anti-dilutive for all years presented and are therefore excluded from the calculation. Options to purchase 5,214,606, 5,734,434 and 3,836,055 shares of common stock; 298,500, 0 and 0 shares of unvested restricted stock and warrants to purchase 1,468,561, 524,275 and 0 shares of common stock outstanding were not included in the calculation of diluted net loss per share for the years ended December 31, 2002, 2001 and 2000, respectively.

17.    Subsequent Events:

On March 28, 2003, Lionbridge extended the term of its line of credit facility through March 2005 and increased the facility by $2,000,000 to $15,000,000 with a modification to certain financial covenants from the prior facility. The facility will initially bear interest at the lenders prime rate plus 1½% and is adjustable dependent upon certain operating results of the Company down to the lenders prime rate plus ½%. Other terms and conditions are similar to the prior arrangement. Loan commitment fees associated with this extension term total $230,000, and will be amortized ratably as interest expense through April 1, 2005. As a result, the amount outstanding under this line of credit at December 31, 2002 has been classified as a long-term liability on the consolidated balance sheet.

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses (other than underwriting discounts and commissions) payable by the registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market additional share listing fee.

SEC Registration Fee	$3,289
NASD Filing Fee	4,750
Nasdaq Stock Market Additional Share Listing Fee	22,500
Printing and Engraving Expenses	50,000
Accounting Fees and Expenses	125,000
Legal Fees and Expenses	200,000
Transfer Agent, Registrar and Custodian Fees	5,000
Miscellaneous	9,461

Total	$420,000

Lionbridge will bear all expenses shown above. If the underwriters exercise their over-allotment option, the selling stockholders will bear all underwriting discounts and selling commissions and stock transfer fees and taxes applicable to the sale of their shares sold in this offering.

Item 15.    Indemnification of Directors and Officers.

The Delaware General Corporation Law and our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lionbridge, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, incorporated by reference in this registration statement. In addition, we have entered into indemnification agreements with our officers and directors that provide for indemnification for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lionbridge, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

We currently maintain directors’ and officers’ liability insurance to insure our directors and certain officers against certain liabilities and expenses which arise out of or in connection with their capacities as directors and officers. The entire premium for such insurance is paid by Lionbridge. The underwriting agreement relating to this offering provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of Lionbridge against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We refer you to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement.

Item 16.    Exhibits.

The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

Exhibit No.			Item and Reference

1.1	**	—	Form of Underwriting Agreement.

4.1		—	Amended and Restated Certificate of Incorporation of Lionbridge (filed as Exhibit 3.2 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.2		—	Amended and Restated By-laws of Lionbridge (filed as Exhibit 3.4 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.3		—	Specimen Certificate for shares of Lionbridge Common Stock (filed as Exhibit 4.3 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

5.1	**	—	Legal Opinion of Testa, Hurwitz & Thibeault, LLP.

23.1	*	—	Consent of PricewaterhouseCoopers LLP.

23.2	*	—	Consent of PricewaterhouseCoopers LLP.

23.3	**	—	Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).

24.1	***	—	Power of Attorney.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts on July 14, 2003.

LIONBRIDGE TECHNOLOGIES, INC.

By:	/s/ STEPHEN J. LIFSHATZ

Stephen J. Lifshatz Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Capacity	Date

* Rory J. Cowan	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	July 14, 2003

/s/ STEPHEN J. LIFSHATZ Stephen J. Lifshatz	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	July 14, 2003

* Edward A. Blechschmidt	Director	July 14, 2003

* Guy L. de Chazal	Director	July 14, 2003

* Claude P. Sheer	Director	July 14, 2003

* Paul Kavanagh	Director	July 14, 2003

*By: /s/ STEPHEN J. LIFSHATZ Stephen J. Lifshatz Attorney-in-Fact		July 14, 2003

INDEX TO EXHIBITS

Exhibit No.			Item and Reference

1.1	**	—	Form of Underwriting Agreement.

4.1		—	Amended and Restated Certificate of Incorporation of Lionbridge (filed as Exhibit 3.2 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.2		—	Amended and Restated By-laws of Lionbridge (filed as Exhibit 3.4 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.3		—	Specimen Certificate for shares of Lionbridge Common Stock (filed as Exhibit 4.3 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

5.1	**	—	Legal Opinion of Testa, Hurwitz & Thibeault, LLP.

23.1	*	—	Consent of PricewaterhouseCoopers LLP.

23.2	*	—	Consent of PricewaterhouseCoopers LLP.

23.3	**	—	Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).

24.1	***	—	Power of Attorney

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.